2021 Proxy Statement

Notice of 2021 Annual Meeting of Stockholders to be Held on May 20, 2021




SPIRIT AIRLINES, INC.
2800 Executive Way
Miramar, Florida 33025

Notice of Annual Meeting of Stockholders


To the Stockholders of Spirit Airlines, Inc.:

Notice Is Hereby Given that the Annual Meeting of Stockholders ("Annual Meeting") of Spirit Airlines, Inc., a Delaware corporation (the "Company"), will be held virtually, via live webcast at www.virtualshareholdermeeting.com/SAVE2021, on May 20, 2021, at 9:00 a.m. Eastern Time, for the following purposes:

1. To elect the following three Class I directors to hold office until the 2024 annual meeting of stockholders or until their resignation or removal, or until their respective successors are elected: Robert D. Johnson, Barclay G. Jones III, and Dawn M. Zier;

2. To ratify the selection, by the Audit Committee of the Board of Directors, of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2021;

3. To approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in the attached Proxy Statement pursuant to executive compensation disclosure rules under the Securities Exchange Act of 1934, as amended;

4. To approve the First Amendment to the Spirit Airlines, Inc. 2015 Incentive Award Plan to increase the number of shares of common stock authorized for issuance under the plan and to make certain other changes to the plan; and

5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

For our Annual Meeting, we have elected to use the internet (the "Internet") as our primary means of providing our proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send to these stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and Annual Report on Form 10-K, and for participating and voting via the Internet. The Notice of Internet Availability of Proxy Materials will also provide: (i) information on how stockholders may request, via a toll-free number, an e-mail address or a website, paper copies of our proxy materials (including a proxy card) free of charge; (ii) the date, time and online location of the Annual Meeting; and (iii) the matters to be acted upon at the meeting and the recommendation of the Board of Directors with regard to each matter. The electronic delivery of our proxy materials will significantly reduce our printing and mailing costs and the environmental impact of the proxy materials.

Record Date

Only stockholders who owned our common stock at the close of business on March 22, 2021 (the "Record Date") can vote at the Annual Meeting or any adjournments or postponements thereof.

Virtual Meeting

Our Annual Meeting will be held virtually, via live webcast at www.virtualshareholdermeeting.com/SAVE2021, on May 20, 2021, at 9:00 a.m. Eastern Time. To attend and participate, stockholders as of Record Date will need a 16-digit control number, which can be found in the Notice of Internet Availability of Proxy Materials. The online format of our Annual Meeting will allow stockholders to submit questions in advance of the meeting via www.proxyvote.com or during the meeting via www.virtualshareholdermeeting.com/SAVE2021.

You are cordially invited to attend our virtual Annual Meeting, but whether or not you expect to attend (via the Internet), you are urged to read our Proxy Statement and to vote and submit your proxy by following the voting procedures described in the Notice of Internet Availability of Proxy Materials or on the proxy card.

By Order of the Board of Directors

/s/ Thomas Canfield
Thomas Canfield
Secretary

Miramar, Florida
March 31, 2021

 **Spirit Airlines** | *2021 Proxy Statement*

SPIRIT AIRLINES, INC.
2800 Executive Way
Miramar, Florida 33025

Proxy Statement

For the Annual Meeting of Stockholders

The Board of Directors of Spirit Airlines, Inc. is soliciting your proxy to vote at the Annual Meeting of Stockholders to be held virtually, via live webcast at www.virtualshareholdermeeting.com/ SAVE2021, on May 20, 2021, at 9:00 a.m. Eastern Time, and any adjournment or postponement of that meeting.

In this Proxy Statement, we refer to Spirit Airlines, Inc. as the "Company," "Spirit," "we" or "us" and the Board of Directors as the "Board." When we refer to Spirit's fiscal year, we mean the twelve-month period ending December 31 of the stated year. Agreements, plans and other documents referenced to in this Proxy Statement are to be qualified in their entirety by reference to the actual full text of such agreements, plans and other documents.

Notice and Access

We have elected to use the Internet as our primary means of providing our proxy materials to stockholders. Accordingly, on or about March 31, 2021, we are making the proxy materials, including this Proxy Statement and Annual Report on Form 10-K, available on the Internet and mailing a Notice of Internet Availability of Proxy Materials to stockholders of record as of March 22, 2021 (the "Record Date"). Brokers and other nominees who hold shares on behalf of beneficial owners will be sending their own similar notice. All stockholders as of the Record Date will have the ability to access the proxy materials on the website referred to in the Notice of Internet Availability of Proxy Materials or request to receive a printed set of the proxy materials. Instructions on how to request a printed copy by mail or electronically, including an option to request paper copies on an ongoing basis, may be found also in the Notice of Internet Availability of Proxy Materials and on the website referred to in the notice. We intend to mail this Proxy Statement, together with the accompanying proxy card, to those stockholders entitled to vote at the Annual Meeting who have properly requested paper copies of such materials within three business days of request.

Quorum

The only voting securities of Spirit Airlines, Inc. are shares of common stock, par value $0.0001 per share (the "common stock"), of which there were 97,805,737 shares outstanding as of the Record Date (excluding any treasury shares). We need the holders of a majority in voting power of the shares of common stock issued and outstanding and entitled to vote, present in person or represented by proxy, to hold the Annual Meeting.

Board Voting Recommendations

Our Board of Directors recommends that you vote "FOR" the election of the director nominees named in Proposal No. 1 of the Proxy Statement, "FOR" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm as described in Proposal No. 2 of the Proxy Statement, "FOR" the approval, on a non-binding, advisory basis, of the compensation of our named executive officers as described in Proposal No. 3 of the Proxy Statement, and "FOR" the approval of the First Amendment to the Company's 2015 Incentive Award Plan as described in Proposal 4 of the Proxy Statement.

Virtual Stockholder Meeting

The online format of our Annual Meeting is intended to enhance stockholder access and participation. As stated in the Notice of Annual Meeting of Stockholders, our stockholders as of Record Date will be allowed to communicate with us and ask questions before and during the meeting. This will increase our ability to engage and communicate effectively with all stockholders, regardless of size, resources or physical location, and will ensure that our stockholders are afforded the same rights and opportunities to participate as they would at an in-person meeting.

Other Material

The Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission ("SEC"), is available in the "Financials & Filings" section of our website at http://ir.spirit.com. You also may obtain a copy of the Company's Annual Report on Form 10-K, without charge, by contacting the Company's Secretary at 2800 Executive Way, Miramar, FL 33025.



Table of Contents



The Proxy Process and Stockholder Voting

Questions and Answers About This Proxy Material and Voting

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on March 22, 2021 will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, there were 97,805,737 shares of common stock issued and outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, on March 22, 2021, your shares were registered directly in your name with the transfer agent for our common stock, Wells Fargo Shareowner Services, then you are a stockholder of record. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend (via the Internet) the Annual Meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, on March 22, 2021, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend (via the Internet) the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy card from your broker or other agent.

What am I being asked to vote on?

You are being asked to vote "FOR":

- the election of the following three Class I directors to hold office until our 2024 annual meeting of stockholders: Robert D. Johnson, Barclay G. Jones III, and Dawn M. Zier;
- the ratification of the selection, by the Audit Committee of the Board, of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021;
- the approval, on a non-binding, advisory basis, of the compensation of our named executive officers; and
- the approval of the First Amendment to the Spirit Airlines, Inc. 2015 Incentive Award Plan to increase the number of shares of common stock authorized for issuance under the plan and to make certain other changes to the plan.

In addition, you are entitled to vote on any other matters that are properly brought before the Annual Meeting.

How do I vote?

You may vote by mail or follow any alternative voting procedure described on the proxy card or the Notice of Internet Availability of Proxy Materials. To use an alternative voting procedure, follow the instructions on each proxy card that you receive or on the Notice of Internet Availability of Proxy Materials.

For the election of directors, you may either vote "FOR" each of the three nominees or you may withhold your vote for any nominee you specify. For the ratification of the selection of the Company's independent auditors,the non-binding, advisory vote to approve the compensation of our named executive officers, and the approval of an amendment to the Company's 2015 Incentive Plan, you may vote "FOR" or "AGAINST" or abstain from voting.

The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote at the Annual Meeting. Alternatively, you may vote by proxy over the Internet or, if you properly request and receive a proxy card by mail or email, by signing, dating and returning the proxy card, over the Internet or by telephone. Whether or not you plan to attend (via the Internet) the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Annual Meeting, you may still attend the Annual Meeting and vote via the Internet. In such case, your previously submitted proxy will be disregarded.

- To vote by proxy over the Internet, follow the instructions provided in the Notice of Internet Availability of Proxy Materials or on the proxy card.
- To vote by telephone, if you properly requested and received a proxy card by mail or email, you may vote by proxy by calling the toll-free number found on the proxy card.
- To vote by mail, if you properly requested and received a proxy card by mail or email, complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote (via the Internet) at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.



Who counts the votes?

Broadridge Financial Solutions, Inc. ("Broadridge") has been engaged as our independent agent to tabulate stockholder votes. If you are a stockholder of record, and you choose to vote over the Internet or by telephone, Broadridge will access and tabulate your vote electronically. If you choose to sign and mail your proxy card, your executed proxy card is returned directly to Broadridge for tabulation. As noted above, if you hold your shares through a broker, your broker (or its agent for tabulating votes of shares held in street name, as applicable) returns one proxy card to Broadridge on behalf of all its clients.

How are votes counted?

With respect to Proposal No. 1, the election of directors, the three nominees receiving the highest number of votes will be elected. With respect to Proposal Nos. 2, 3, and 4, the affirmative vote of the holders of a majority in voting power of the shares of common stock which are present in person or by proxy and entitled to vote on each proposal is required for approval.

Brokers who hold shares in street name for the accounts of their clients may vote such shares either as directed by their clients or, in the absence of such direction, in their own discretion if permitted by the stock exchange or other organization of which they are members. If your shares are held by a broker on your behalf, and you do not instruct the broker as to how to vote these shares on Proposal No. 2, the broker may exercise its discretion to vote for or against that proposal in the absence of your instruction. With respect to Proposal Nos. 1, 3, and 4, the broker may not exercise discretion to vote on those proposals. This would be a "broker non-vote" and these shares will not be counted as having been voted on the applicable proposal. However, broker non-votes will be considered present and entitled to vote at the Annual Meeting and will be counted towards determining whether or not a quorum is present. **Please instruct your bank or broker so your vote can be counted**.

If stockholders abstain from voting, these shares will be considered present and entitled to vote at the Annual Meeting and will be counted towards determining whether or not a quorum is present. Abstentions will have no effect with regard to Proposal No. 1, and with regard to Proposal Nos. 2, 3, and 4, will have the same effect as an "AGAINST" vote.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 22, 2021.

How do I vote via Internet or telephone?

You may vote by proxy by following the instructions provided in the Notice of Internet Availability of Proxy Materials or on the proxy card. If you properly request and receive printed copies of the proxy materials by mail, you may vote by proxy by calling the toll-free number found on the proxy card. Please be aware that if you vote over the Internet or by telephone, you may incur costs such as telephone and Internet access charges, as applicable, for which you will be responsible. The Internet and telephone voting facilities

for eligible stockholders of record will close at 11:59 p.m. Eastern Time on May 19, 2021. The giving of such a telephonic or Internet proxy will not affect your right to vote should you decide to attend (via the Internet) the Annual Meeting.

The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly.

What if I return a proxy card but do not make specific choices?

If we receive a signed and dated proxy card and the proxy card does not specify how your shares are to be voted, your shares will be voted "FOR" the election of each of the three nominees for director, "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm, "FOR" the approval, on a non-binding, advisory basis, of the compensation of our named executive officers, and "FOR" the approval of the First Amendment to the Spirit Airlines, Inc. 2015 Incentive Award Plan. If any other matter is properly presented at the Annual Meeting, your proxy (*i.e.*, one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors, officers and employees may also solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one set of materials?

If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must follow the instructions for voting on each Notice of Internet Availability of Proxy Materials or the proxy card that you receive by mail or email pursuant to your request, which include instructions for voting over the Internet, by telephone or by signing, dating and returning any of such proxy cards.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy over the Internet, by telephone or by mail with a later date.
- You may send a written notice that you are revoking your proxy to our Secretary at 2800 Executive Way, Miramar, Florida 33025.

- You may attend (via the Internet) the Annual Meeting and vote online. Simply attending (via the Internet) the Annual Meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

When are stockholder proposals due for next year's Annual Meeting?

To be considered for inclusion in the proxy materials for next year's annual meeting, your proposal must be submitted in writing by December 1, 2021, to our Secretary at 2800 Executive Way, Miramar, Florida 33025; provided that if the date of that annual meeting is more than thirty (30) days from the first anniversary of the Annual Meeting, the deadline will be a reasonable time before we begin to print and send our proxy materials for next year's annual meeting. If you wish to submit a proposal that is not to be included in the proxy materials for next year's annual meeting pursuant to the SEC's shareholder proposal procedures or to nominate a director, you must do so between January 20, 2022 and February 19, 2022; provided that if the date of that annual meeting is earlier than April 20, 2022 or later than July 19, 2022 you must give notice not earlier than the 120th day prior to the annual meeting date and not later than the 90th day prior to the annual meeting date or, if later, the 10th day following the day on which public disclosure of the annual meeting date is first made. You are also advised to review our Amended and Restated Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if the holders of a majority in voting power of the shares of common stock issued and outstanding and entitled to vote are present in person or represented by proxy at the Annual Meeting. On the Record Date, there were 97,805,737 shares outstanding and entitled to vote. Accordingly, not less than 48,902,870 shares must be represented by stockholders present at the Annual Meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, either the chairperson of the Annual Meeting or a majority in voting power of the stockholders entitled to vote at the Annual Meeting, present via the Internet or represented by proxy, may adjourn the Annual Meeting to another time or place.

How can I find out the results of the voting at the Annual Meeting?

Voting results will be announced by the filing of a Current Report on Form 8-K within four business days after the Annual Meeting. If final voting results are unavailable at that time, we will file an amended Current Report on Form 8-K within four business days of the day the final results are available.



Proposal No. 1: Election of Directors

The Board is currently comprised of nine members. In accordance with our Amended and Restated Certificate of Incorporation, the Board is divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

Our directors are divided among the three classes as follows:

- **Class I directors:** Robert D. Johnson, Barclay G. Jones III and Dawn M. Zier, whose terms will expire at the Annual Meeting;

- **Class II directors:** Carlton D. Donaway, H. McIntyre Gardner, and Myrna M. Soto, whose terms will expire at the annual meeting of stockholders to be held in 2022; and

- **Class III directors:** Edward M. Christie III, Mark B. Dunkerley, and Christine P. Richards, whose terms will expire at the annual meeting of the stockholders to be held in 2023.

Any additional directorships resulting from an increase in the number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the directors.

The division of the Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Accordingly, Robert D. Johnson, Barclay G. Jones III, and Dawn M. Zier have been nominated, and have consented to being named in this Proxy Statement and to serve as Class I directors upon their election at the Annual Meeting. Each director to be elected will hold office until the third subsequent annual meeting of stockholders or until his or her successor is elected and has been qualified, or until such director's earlier death, resignation or removal.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named above. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Board may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

Directors are elected by a plurality of the votes cast at the meeting. Pursuant to the Company's corporate governance guidelines, any director nominee who receives a greater number of votes withheld from his or her election than votes for such election must submit his or her resignation for consideration by the Nominating and Corporate Governance Committee. The Board will then act after considering the Nominating and Corporate Governance Committee's recommendation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
<u>FOR</u>
THE ELECTION OF EACH NAMED NOMINEE.

The following table sets forth, for the Class I directors and our other current directors, information with respect to their ages and position/office held with the Company:

Name	Age	Position/Office Held With the Company
Class I Directors for election at the 2021 Annual Meeting of Stockholders		
Robert D. Johnson (1) (4)	73	Director, Chair of the Safety, Security and Operations Committee
Barclay G. Jones III (2) (3)	60	Director, Chair of the Compensation Committee
Dawn M. Zier (2) (3)	56	Director, Chair of the Nominating and Corporate Governance Committee
Class II Directors whose terms expire at the 2022 Annual Meeting of Stockholders		
Carlton D. Donaway (1) (4)	69	Director, Chair of the Audit Committee
H. McIntyre Gardner	59	Director, Chairman of the Board
Myrna M. Soto (2) (4)	52	Director
Class III Directors whose terms expire at the 2023 Annual Meeting of Stockholders		
Edward M. Christie III	50	President, Chief Executive Officer and Director
Mark B. Dunkerley (1) (4)	57	Director
Christine P. Richards (2) (3)	66	Director

(1)   Member of the Audit Committee of the Board
(2)   Member of the Compensation Committee of the Board
(3)   Member of the Nominating and Corporate Governance Committee of the Board
(4)   Member of the Safety, Security and Operations Committee of the Board

Board Composition Highlights



Size
9 Directors

Diversity
3 Female
1 Hispanic

Independence
8 Independent

Board Refreshment
4 New Directors over the past 5 years

Age Distribution
60 Average Age of our Directors
Age Range: 50 - 73

Board Tenure

2 Directors	<2 Years
3 Directors	2-5 Years
4 Directors	>5 Years

7 Years Average Tenure

Set forth below is biographical information for the nominees and each person whose term of office as a director will continue after the Annual Meeting. The following includes certain information regarding our directors' individual experience, qualifications, attributes and skills that led the Board to conclude that they should serve as directors.

2021 Nominees for Election to a Three-Year Term Expiring at the 2024 Annual Meeting of Stockholders

Robert D. Johnson has been a member of the Board since July 2010. Mr. Johnson retired in 2008 as Chief Executive Officer of Dubai Aerospace Enterprise (DAE), a global aerospace engineering and services company. In 2005, prior to DAE, Mr. Johnson was Chairman of Honeywell Aerospace, a leading global supplier of aircraft engines, equipment, systems and services, where he also served prior to 2005 as President and Chief Executive Officer. Prior to Honeywell Aerospace, Mr. Johnson held management positions at various aviation and aerospace companies. He served on the board of directors of Ariba, Inc., a publicly traded software company, from 2005 to 2012, and currently serves on the board of directors of Spirit Aerosystems, a publicly traded aerospace components company that is not affiliated with Spirit Airlines, Roper Industries, Inc., a publicly traded diversified industrial company, and Elbit Systems of America, LLC, a U.S.-based wholly owned subsidiary, with no registered securities, of Elbit Systems Ltd., a leading global source of innovative, technology based systems for diverse defense and commercial applications. The Board has concluded that Mr. Johnson should continue to serve on the Board and on the Audit and Safety, Security and Operations Committees because of his experience in the aviation and aerospace industries, his financial expertise and his general business knowledge.

Barclay G. Jones III has been a member of the Board since 2006. Since March 2000, Mr. Jones has been the Executive Vice President of Investments for iStar Financial Inc., a publicly traded finance company focused on the commercial real estate industry. Prior to iStar, Mr. Jones was at W.P. Carey & Co., an investment management company, where he served in a variety of capacities, including Vice Chairman and Chief Acquisitions Officer. The Board has concluded that Mr. Jones should continue to serve on the Board and on the Compensation and Nominating and Corporate Governance Committees based on his financial expertise and his general business experience.

Dawn M. Zier has been a member of the Board since June 2015. Since February 2020, Ms. Zier has been the principal of Aurora Business Consulting, LLC, and advises public and private companies on business transformation, digital/marketing acceleration, and high-performance teams. Ms. Zier was formerly the President and CEO and a director of Nutrisystem, an innovative provider of weight loss programs and digital tools, from November 2012 until its March 2019 acquisition by Tivity Health, Inc. Ms. Zier then joined Tivity Health, a leading provider of nutrition, fitness, and social engagement solutions, serving as President and Chief Operating Officer and a member of its Board of Directors, to help with the integration efforts through December 2019. Prior to that she served in a variety of executive positions at Reader's Digest Association, a global media and data marketing company, including President of International from 2011-2012, President of Europe from 2009-2011, and President of Global Consumer Marketing from 2008-2009. In February 2013, RDA Holding Co., the holding company and parent of Reader's Digest Association, filed a voluntary petition for reorganization relief pursuant to Chapter 11 of the U.S. Bankruptcy Code. Ms. Zier also serves on the Board of The Hain Celestial Group, Inc. where she chairs the Nominating and Corporate Governance Committee as well as on the boards of Prestige Consumer Healthcare and Purple Innovation. Over the years, she has served on boards for multiple marketing and media entities, including the Data and Marketing Association's (DMA) board from 2008 to 2015, where she was a voting director and on the executive committee. Ms. Zier earned her MBA and Master of Engineering from the Massachusetts Institute of Technology. The Board has concluded that Ms. Zier should continue to serve on the Board and on the Compensation and Nominating and Corporate Governance Committees based on her leadership expertise, consumer marketing experience and general business knowledge.

Directors Continuing in Office Until the 2022 Annual Meeting of Stockholders

Carlton D. Donaway has been a member of the Board since January 2013. Since 2004, Mr. Donaway has been the principal and Chairman of JSKD Advisors LLC, a consulting firm. From 2004 to 2008, Mr. Donaway was an advisor to Cerberus Capital Management, L.P. ("Cerberus"), a private investment firm, and to Cerberus Operations and Advisory Company, an affiliate of Cerberus that offers senior management and advisory services. Prior to working with Cerberus, Mr. Donaway served as Executive Chairman of DHL Holdings-USA, a division of Deutsche Post DHL that provides international express and mail services. He was also Chairman and Chief Executive Officer of Airborne, Incorporated, a global transportation and logistics company. Mr. Donaway served as a board member and Chairman of Anchor Glass Container Corporation, a glass container manufacturer, from November 2004 to June 2005. Mr. Donaway also served as a board member of ACE Aviation Holdings, an investment holding company for various aviation interests, from 2004 to 2008. The Board has concluded that Mr. Donaway should continue to serve on the Board and on the Audit and Safety, Security and Operations Committees based

on his knowledge of the aviation industry, experience in operational and governance matters, leadership expertise and general business experience.

H. McIntyre Gardner has been a member of the Board since July 2010 and Chairman of the Board since August 2013. Mr. Gardner retired in 2008 from Merrill Lynch & Co., Inc. as the Head of Americas Region and Global Bank Group, Global Private Client. Prior to joining Merrill Lynch in July 2000, Mr. Gardner was the President and Chief Operating Officer of Helen of Troy Limited, a personal care products manufacturer. From February 2017 to September 2019, he served on the board of Blucora, Inc., a publicly traded technology-enabled financial solutions company. The Board has concluded that Mr. Gardner should continue to serve on the Board as Chairman, based on his financial and business expertise and extensive corporate finance experience.

Myrna M. Soto has been a member of the Board since March 2016. Since June 2020, Ms. Soto serves as Chief Strategy and Trust Officer of Forcepoint, a subsidiary of Raytheon Technologies which provides cybersecurity technology services. From March 2019 to May 2020, she served as Chief Operating Officer of Digital Hands, a managed security services provider. Since April 2018, Ms. Soto has been a partner at ForgePoint Capital, a venture capital firm concentrating on cyber security related companies, and since March 2019, an investment advisor at the same firm. Prior to that, from August 2015 to March 2018, Ms. Soto served as Senior Vice President, Global and Chief Information Security Officer of Comcast Corporation ("Comcast"), a worldwide media and technology company. From September 2009 to August 2015, she served as Comcast's Senior Vice President and Chief Infrastructure and Information Security Officer. Prior to these roles, from 2005 until 2009, Ms. Soto served as Vice President of Information Technology Governance and Chief Information Security Officer of MGM Resorts International, a global hospitality company. She has been a director of CMS Energy Corporation, a publicly traded energy company, and its principal subsidiary, Consumers Energy Corporation, since January 2015, and a director of Popular, Inc., a financial services conglomerate, since July 2018. In March 2021, Ms. Soto was appointed to the Advisory Board of Ginger, a leading on-demand mental health company. The Board has concluded that Ms. Soto should continue to serve on the Board and on the Compensation and the Safety, Security and Operations Committees based on her experience in information technology and security matters, leadership expertise and general business experience.

Directors Continuing in Office Until the 2023 Annual Meeting of Stockholders

Edward M. Christie, III has been a member of the Board since January 2018 and has served as our President and Chief Executive Officer since January 2019. Prior to that, Mr. Christie served as our President from October 2018 to December 2018, and as our President and Chief Financial Officer from January 2018 to October 2018. From January 2017 to December 2017 he served as our Executive Vice President and Chief Financial Officer. From April 2012 to December 2016, Mr. Christie served as our Senior Vice President and Chief Financial Officer. Prior to joining Spirit, Mr. Christie served as Vice President and Chief Financial Officer of Pinnacle Airlines Corp. from July 2011 to March 2012. Prior to that, Mr. Christie was a partner in the management consulting firm of Vista Strategic Group LLC from May 2010 to July 2011. Mr. Christie served in various positions from 2002 to 2010 at Frontier Airlines, including as Chief Financial Officer from June 2008 to January 2010, as Senior Vice President, Finance from February 2008 to June 2008, as Vice President, Finance from May 2007 to February 2008,

and before that in several positions, including Corporate Financial Administrator, Director of Corporate Financial Planning, and Senior Director of Corporate Financial Planning and Treasury. In April 2012, Pinnacle Airlines filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. The Board has concluded that Mr. Christie should continue to serve on the Board based on his business skills, leadership experience in the airline industry, financial expertise, general business knowledge and due to his position as President and CEO.

Christine P. Richards has been a member of the Board since September 2019. Ms. Richards served as Executive Vice President, General Counsel and Secretary of FedEx from 2005 until her retirement in September 2017. Prior to that, as part of a 33-year career at FedEx, she had responsibility in diverse areas including strategic transactions, fleet and supply chain, customer support and government and regulatory matters. Before joining FedEx, Ms. Richards was in private law practice. She serves on several non-profit boards including the Tennessee State Collaborative on Reforming Education. She is a Commissioner on the Tennessee Public Charter School Commission and serves on the Shelby County Tennessee Retirement Board. The Board has concluded that Ms. Richards should continue to serve on the Board and on the Compensation and Nominating and Corporate Governance Committees based on her experience in the aviation industry, her legal and governance expertise and her general business knowledge.

Mark B. Dunkerley has been a member of the Board since September 2019. From 2002 to February 2018 Mr. Dunkerley served as President and Chief Executive Officer of Hawaiian Holdings, Inc., the parent company of Hawaiian Airlines. Prior to Hawaiian, he was Chief Operating Officer at Sabena Airlines Group and Executive Vice President at the Washington-based aviation consultancy, Roberts Roach & Associates. Prior to that, Mr. Dunkerley was President and Chief Operating Officer of Worldwide Flight Services, a leading multinational ground handling business and held various senior positions over 10 years at British Airways PLC. Since April 16, 2020, Mr. Dunkerley serves on the board of directors of Airbus SE. He also serves on the board of directors of Volotea Airlines, a low-cost carrier operating in Europe. The Board has concluded that Mr. Dunkerley should continue to serve on the Board and on the Audit and Safety, Security and Operations Committees based on his leadership expertise, knowledge of the aviation industry, experience in operational matters, and general business experience.



Executive Officers

The following is biographical information for our current executive officers, other than Mr. Christie who is addressed above.

Name	Age	Position(s)
Scott M. Haralson	48	Senior Vice President and Chief Financial Officer
John Bendoraitis	57	Executive Vice President and Chief Operating Officer
Matthew H. Klein	47	Executive Vice President and Chief Commercial Officer
Thomas C. Canfield	65	Senior Vice President, General Counsel and Secretary
M. Laurie Villa	60	Senior Vice President and Chief Human Resources Officer
Rocky B. Wiggins	62	Senior Vice President and Chief Information Officer
Brian J. McMenamy	62	Vice President and Controller
K. Blake Vanier	39	Vice President, Financial Planning and Analysis

Scott M. Haralson has served as our Senior Vice President and Chief Financial Officer since October 2018. He served as our Vice President, Financial Planning and Analysis and Corporate Real Estate from August 2017 to October 2018 and, prior to that, as our Vice President, Financial Planning and Analysis since August 2012. From January 2010 to August 2012, Mr. Haralson served as the Director of Finance for Dish Network and from January 2009 to January 2010, as the Director of Financial Planning and Analysis for Frontier Airlines. He also served as Chief Financial Officer at Guardian Gaming from March 2008 to January 2009 and at Swift Aviation from July 2006 to March 2008. From August 2000 to July 2006, Mr. Haralson served in various financial management positions at America West and US Airways.

John Bendoraitis has served as our Executive Vice President and Chief Operating Officer since December 2017. From October 2013 to December 2017, he served as our Senior Vice President and Chief Operating Officer. Prior to joining Spirit, Mr. Bendoraitis served as Chief Operating Officer of Frontier Airlines from March 2012 to October 2013. Previously, from 2008 to 2012, he served as President of Comair Airlines. From 2006 to 2008, he served as President of Compass Airlines, where he was responsible for the certification and launch of the airline. Mr. Bendoraitis began his aviation career in 1984 at Northwest Airlines, where over a 22-year span he worked his way up from aircraft technician to vice president of base maintenance operations.

Matthew H. Klein has served as our Executive Vice President and Chief Commercial Officer since December 2019. From August 2016 to December 2019, he served as our Senior Vice President and Chief Commercial Officer. Prior to that, Mr. Klein served as the Chief Commercial Officer at lastminute.com from December 2013 to December 2015 and as Vice President, Global Airline Relations at Travelocity from October 2012 to November 2013. From September 2011 to September 2012 and from January 2016 to July 2016, he worked in various consulting capacities in the travel industry. Mr. Klein also served in various pricing, revenue management, forecasting and distribution planning positions at AirTran Airways from September 1999 to September 2011, and in various other roles in domestic pricing at US Airways from 1995 to 1999. Mr. Klein served on the board of the Airlines Reporting Corporation, an air travel intelligence and commerce company, from September 2010 to September 2011.

Thomas C. Canfield has served as our Senior Vice President, General Counsel and Secretary since October 2007. From September 2006 to October 2007, Mr. Canfield served as General Counsel & Secretary of Point Blank Solutions, Inc., a manufacturer of antiballistic body armor. Prior to Point Blank, from 2004 to 2007, he served as CEO and Plan Administrator of AT&T Latin America Corp., a public company formerly known as FirstCom Corporation, which developed high-speed fiber networks in 17 Latin American cities. Mr. Canfield also served as General Counsel & Secretary at AT&T Latin America Corp from 1999 to 2004. Previously, Mr. Canfield was Counsel in the New York office of Debevoise & Plimpton LLP. Mr. Canfield serves on the board and on the audit and nominating and corporate governance committees of Iridium Communications Inc., a satellite communications company.

M. Laurie Villa has served as our Senior Vice President and Chief Human Resources Officer since December 2017. From October 2014 to December 2017, she served as our Vice President & Chief Human Resources Officer. Prior to that, Mrs. Villa was an independent consultant and, from March 2014 to September 2014, served as Interim Vice President, Human Resources at Charter Schools USA. Other senior roles held by Mrs. Villa include Chief People Officer for Liberty Power from November 2009 to February 2013, VP, Human Resources for LexisNexis Risk Solutions from July 2006 to September 2009 and Senior VP, Human Resources for Ann Taylor Corporation from April 2002 to January 2005. Prior to that, she held global senior human resources leadership positions at both Transora and Sara Lee Corporation. She also serves on the Board of Advisors of Primate Technologies, a private software development company in the power utility industry, since March of 2013.

Rocky B. Wiggins has served as our Senior Vice President and Chief Information Officer since September 2016. Prior to joining Spirit, from June 2014 to September 2016, Mr. Wiggins served as Executive Vice President and Chief Information Officer at WestJet Airlines. From September 2011 to May 2014, he served as Chief Information Officer at Sun Country Airlines and from September 2000 to July 2011 as Chief Information Officer of AirTran Airways. Prior to that, he served in various information technology leadership positions at US Airways for almost 20 years.

Brian J. McMenamy has served as our Vice President and Controller since November 2017. Mr. McMenamy served in various positions from 1984 to 2017 at American Airlines, including as Vice President of Finance from April 2014 to October 2017 and as Vice President, FP&A and Controller from April 2006 to March 2014. He also served as Senior Vice President of Finance and Chief Financial Officer of TWA Airlines, a then subsidiary of AMR Corporation (parent company of American Airlines), from March 2001 to September 2001 and as Vice President of Financial Planning and Analysis of Canadian Airlines, a then affiliate of AMR Corporation, from March 1998 to March 2000. Mr. McMenamy has previously served in private-industry Board positions with ARC Corporation and Texas Aero Engine Services from 2006 to 2013 and 2007 to 2011, respectively.

K. Blake Vanier has served as our Vice President, Financial Planning and Analysis since March 2020. Mr. Vanier served in various positions from June 2012 to March 2020 at Domino's, including as Vice President of Global Financial Planning and Analysis from December 2018 to March 2020 and as Director of Global Financial Planning and Analysis from September 2016 to December 2018. From 2010 to 2012, he served as a Finance Manager at GTB, a global advertising agency. Prior to that, Mr. Vanier held various roles of increasing responsibility in Corporate Finance, Financial Planning and Analysis, as well as Investor Relations, at U.S Airways (now American Airlines) and JetBlue Airways.



Board of Directors, Committees and Corporate Governance

Independence of the Board of Directors

As required under the NYSE Listed Company Manual, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the Board. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NYSE, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that, with the exception of Mr. Christie, all the members of the Board are independent directors, in each case within the meaning of the applicable NYSE listing standards. Mr. Christie currently serves as the Company's CEO.

As required under the NYSE rules, our independent directors meet regularly in executive sessions at which only independent directors are present. Mr. Gardner, Chairman of the Board, presides at all of these executive sessions.

There are no family relationships among any of our directors or executive officers.

Board Responsibilities; Risk Oversight

Under our bylaws and corporate governance guidelines, the Board is responsible for, among other things, overseeing the conduct of our business; reviewing and, where appropriate, approving our major financial objectives, plans and actions; and reviewing the performance of our CEO and other members of management based on, among other things, reports from the Compensation Committee. Following the end of each year, the Nominating and Corporate Governance Committee oversees the Board's annual self-evaluation, which includes a review of any areas in which the Board or management believes the Board can make a better contribution to our corporate governance, as well as a review of Board composition, the structure and membership of Board committees, and an assessment of the Board's compliance with corporate governance principles. In fulfilling the Board's responsibilities, directors have full access to our management and independent advisors.

With respect to the Board's role in our risk oversight, our Audit Committee discusses with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures, while our Safety, Security and Operations Committee reviews our activities, programs and procedures on safety, security and airline operations matters and routinely assesses related risk. Moreover, the Audit and Safety, Security, and Operations Committees receive regular updates from management regarding cybersecurity matters, including the description of risks, protections and procedures. Our Nominating and Corporate Governance Committee reviews the Company's environmental and social strategy and practices, in coordination with the Audit Committee's oversight of related risks. Our Audit, Nominating and Corporate Governance, and Safety, Security, and Operations Committees report to the full Board with respect to the foregoing matters, among others. Lastly, our Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and periodically reports to the entire Board about such risks.

The Company's management is responsible for the day-to-day management of the risks facing the Company, including macroeconomic, financial, strategic, operational, public reporting, legal, regulatory, environmental, social, political, cybersecurity, compliance and reputational risks. Management carries out this risk management responsibility through a coordinated effort among the various risk management functions within the Company.

Leadership Structure

We have historically separated the roles of CEO and Chairman of the Board in recognition of the differences between the two roles. The CEO is responsible for setting our strategic direction and our day-to-day leadership and performance, while the Chairman of the Board provides general guidance to the CEO, and sets the agenda for Board meetings and presides over meetings of the full Board. Mr. Gardner currently serves as our Chairman of the Board and Mr. Christie currently serves as our CEO. Our bylaws provide that the independent directors may appoint a lead director from among them to perform such duties as may be assigned by the Board. In his capacity as Chairman of the Board, Mr. Gardner generally performs the functions of a lead director.

Board Committees

The Board has the following standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Safety, Security and Operations Committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by the Board. The Board also has provided for an *ad hoc* Finance Committee, which may be constituted from time to time by the Board. A copy of the Finance Committee charter is available on the Company's website at http://ir.spirit.com. Below is the committee membership as of March 31, 2021:

Director	Independent (Y/N)	Audit	Compensation	Nominating and Corporate Governance	Safety, Security and Operations
Edward M. Christie III (1)	N				
Carlton D. Donaway	Y	Chair			X
Mark B. Dunkerley	Y	X			X
H. McIntyre Gardner (1)	Y				
Robert D. Johnson	Y	X			Chair
Barclay G. Jones III	Y		Chair	X	
Christine P. Richards	Y		X	X	
Myrna M. Soto	Y		X		X
Dawn M. Zier	Y		X	Chair	

(1) Messrs. Christie and Gardner regularly participate (*ex officio*) in standing committee meetings.

Audit Committee

Our Audit Committee oversees our corporate accounting and financial reporting process. Among other matters, the Audit Committee evaluates the independent auditors' qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Company's engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function and annually reviews the Audit Committee charter and the committee's performance. The Audit Committee performs other functions as set forth in the Audit Committee charter, which satisfies the applicable standards of the SEC and the NYSE. A copy of the Audit Committee charter is available on the Company's website at http://ir.spirit.com.

The current members of our Audit Committee are Messrs. Donaway, Dunkerley, and Johnson, with Mr. Donaway serving as the chair of the committee. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. The Board has determined that all members of the Audit Committee are financial experts as defined under the applicable rules of the SEC and thereby have the accounting and financial management expertise required under the applicable rules and regulations of the NYSE. All three members of the Audit Committee are independent directors as defined under the applicable rules and regulations of the SEC and the NYSE.

Compensation Committee

Our Compensation Committee reviews and approves, and in some instances makes recommendations with respect to, the Company's policies, practices and plans relating to compensation and benefits of our officers and other management level employees. The Compensation Committee (i) reviews and approves performance goals and objectives relevant to compensation of our CEO and other executive officers; (ii) evaluates the performance of our CEO in light of those goals and objectives and other factors and, together with the other independent members of the Board, determines and approves our CEO's compensation based on such evaluation; (iii) with input from our CEO, evaluates the performance of other officers, and sets their compensation based on such evaluations after taking into account the recommendations of our CEO; (iv) determines the base salaries of our officers, and also administers the issuance of restricted stock units, performance share units and other equity-based awards under our compensation plan documents as well as the awarding of annual cash bonus opportunities under our short-term incentive plans; (v) reviews and discusses pay equity on an annual basis; (vi) reviews, and makes recommendations to the Board with respect to, the form and amount of compensation of non-employee directors of the Company; (vii) reviews and evaluates, at least annually, the performance of the Compensation Committee and its members, including compliance of the Compensation Committee with its charter and corporate governance principles; (viii) approves the peer group companies used to benchmark Company performance and executive officer compensation; and (ix) periodically reviews, in consultation with its independent compensation consultant, the Company's executive compensation philosophy and target competitive positioning for reasonableness and appropriateness. The Compensation



Committee monitors compliance with the Company's stock ownership guidelines and also oversees risk assessment with respect to the Company's executive compensation polices and practices. It also periodically reviews, and when appropriate makes recommendations with respect to, the severance and change in control benefits afforded to our executive officers and other members of management. The Compensation Committee performs other functions as set forth in the Compensation Committee charter. A copy of the Compensation Committee charter is available on the Company's website at http://ir.spirit.com.

During 2020, the Compensation Committee continued to engage Willis Towers Watson, an independent executive compensation advisory firm originally engaged by the Compensation Committee in 2011, as the Compensation Committee's independent compensation advisor. The Committee also retained independent external legal counsel during 2020. Each year, the Compensation Committee evaluates the qualifications, performance and independence of its independent compensation consultant and legal counsel. In March 2021, the Compensation Committee reviewed information regarding the independence and potential conflicts of interest of Willis Towers Watson and external legal counsel during 2020. The Compensation Committee members took into account, among other things, the factors enumerated by the SEC and the NYSE for evaluating compensation advisor and legal counsel independence, and concluded that its compensation consultant and legal counsel are both independent and that no conflict of interest exists with respect to the work performed by either firm. Representatives of Willis Towers Watson and external legal counsel have direct access to Compensation Committee members without management involvement. The Compensation Committee has sole authority to replace its compensation consultant and/or legal counsel from time to time and to hire additional consultants and legal counsel at any time. Representatives of Willis Towers Watson participated in all meetings of the Compensation Committee meetings in 2020.

The current members of our Compensation Committee are Mr. Jones and Mses. Richards, Soto and Zier, with Mr. Jones serving as the chair of the committee. The Board has affirmatively determined that each of Mr. Jones and Mses. Richards, Soto and Zier meets the definition of "independent director" for purposes of the NYSE listing rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations regarding candidates for directorships, the size and composition of the Board and committee memberships. In addition, the Nominating and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board concerning our corporate governance guidelines and other corporate governance matters. The Committee is also responsible for reviewing environmental, social, and governance matters (ESG), and human capital management (HCM), including diversity review, employee engagement and succession planning with respect to our leadership team.

The Nominating and Corporate Governance Committee reviews candidates for directors in the context of the current composition,

skills and expertise of the Board, the operating requirements of the Company and the interests of stockholders. It also takes into consideration applicable laws and regulations (including the NYSE listing standards), diversity, skills, experience, integrity, ability to make independent analytical inquiries, understanding of the Company's business and business environment, willingness and availability to devote adequate time and effort to Board responsibilities and other relevant factors. The Nominating and Corporate Governance Committee may also engage, if it deems appropriate, a professional search firm to identify candidates that possess the desired characteristics and skills. During each search, the Nominating and Corporate Governance Committee (i) assesses the Board's needs and functions; (ii) develops search specifications which are reported to, and concurred by, the full Board; (iii) convenes a search sub-committee (which generally includes all members of the Nominating and Corporate Governance Committee, the Chairman of the Board and the CEO) to conduct recruitment efforts and interviews with the director candidates; (iv) performs appropriate and necessary screenings and inquiries into the backgrounds and qualifications of possible director candidates; and lastly (v) may recommend a nominee(s) to the Board, which subsequently votes to elect the nominee(s).

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders in accordance with, and pursuant to, the advance notice procedures for nominations of directors as set forth in the Company's amended and restated bylaws. The Board believes that the procedures set forth in the Company's amended and restated bylaws are currently sufficient and that the establishment of a formal policy is not necessary.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering, along with any updates or supplements required by the Company's amended and restated bylaws, a written recommendation, c/o the Company's Secretary, to the following address: Spirit Airlines, Inc., 2800 Executive Way, Miramar, Florida 33025 not earlier than the 120th day prior to and not later than the 90th day prior to the first anniversary of the Company's annual meeting of stockholders for the preceding year; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, such recommendation shall be delivered not earlier than the 120th day prior to the Company's annual meeting and not later than the 90th day prior to such annual meeting, or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. Submissions must include the required information and follow the specified procedures set forth in the Company's amended and restated bylaws. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. The Nominating and Corporate Governance Committee will evaluate any director candidates that are properly recommended by stockholders in the same manner as it evaluates all other director candidates, as described above.

The Nominating and Corporate Governance Committee is currently comprised of Mr. Jones and Mses. Richards and Zier, with Ms. Zier serving as the chair of the committee. The Board has affirmatively determined that each of Mr. Jones and Mses. Richards and Zier meets the definition of "independent director" for purposes of the NYSE listing rules. A copy of the Nominating and Corporate Governance Committee charter is available on the Company's website at http://ir.spirit.com.

Safety, Security and Operations Committee

Our Safety, Security and Operations Committee oversees the Company's activities, programs and procedures with respect to safety, security and airline operations. Among other matters, the Safety, Security and Operations Committee reviews the Company's

safety programs, policies and procedures; reviews the Company's policies, procedures and investments, and monitors the Company activities, with respect to physical and information security; and reviews other aspects of airline operations such as reliability, organization and staffing. The current members of our Safety, Security and Operations Committee are Messrs. Donaway, Dunkerley, and Johnson and Ms. Soto, with Mr. Johnson serving as the chair of the committee. Non-committee members of the Board regularly attend meetings of the Safety, Security and Operations Committee. The Safety, Security and Operations Committee operates under a written charter, a copy of which is available on the Company's website at http://ir.spirit.com.



Other Corporate Governance Matters

Meetings of the Board of Directors, Board and Committee Member Attendance and Annual Meeting Attendance

Our Board has regularly scheduled meetings and an annual meeting of stockholders each year, in addition to special meetings scheduled as appropriate. The Board met twenty-two times during 2020, a particularly challenging year due to the COVID-19 pandemic. Each of the five regularly scheduled Board meetings held during 2020 included an executive session, consisting of only independent directors. Mr. Gardner, Chairman of the Board, presided at all of these executive sessions. The Audit Committee of the Board met eight times, the Compensation Committee of the Board met six times, the Nominating and Corporate Governance Committee met five times, and the Safety, Security and Operations Committee of the Board met four times during 2020. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he or she served, during 2020. Committee meetings are open to all members of the Board. Meetings of the Safety, Security and Operations Committee are regularly attended by all directors. We encourage all of our directors and nominees for director to attend our annual meeting of stockholders; however, attendance is not mandatory. All of our then-serving directors attended our annual meeting of stockholders in 2020.

Stockholder and Other Interested Parties Communications with the Board of Directors

Should stockholders or other interested parties wish to communicate with the Board or any specified independent directors, such correspondence should be sent to the attention of the Secretary, at 2800 Executive Way, Miramar, Florida 33025. The Secretary will forward the communication to the Board or to the individual director(s), as appropriate.

Compensation Committee Interlocks and Insider Participation

None of the current members of our Compensation Committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Executive Pay-for-Performance

We seek to ensure a pay-for-performance culture with well-balanced and transparent compensation policies and practices that are designed to drive shareholder returns as well as attract, motivate and retain superior executives, as more fully described in the "Compensation Discussion and Analysis" section of this Proxy Statement.

Perquisites

Perquisites are not a significant part of our executive compensation program. As is common in the airline industry, senior executives and non-employee directors, and their respective immediate families, are entitled to certain travel privileges on our flights, which may be on a positive space basis. In addition, retired non-employee directors who meet certain criteria are eligible for lifetime post-retirement positive-space air travel on our airline, as more fully described in the "Non-Employee Director Compensation" section of this Proxy Statement.

Stock Ownership Guidelines for Non-employee Directors and Executives

We maintain stock ownership guidelines applicable to non-employee directors and executives, as more fully described in the "Non-Employee Director Compensation" and "Compensation Discussion and Analysis" sections of this Proxy Statement. Non-employee directors and executives are expected to meet their ownership guidelines within five years of becoming subject to the guidelines. All of our non-employee directors and executive officers who have served at least five years are currently in compliance with the guidelines.

Anti-Hedging/Pledging Policy

We do not allow our directors and executive officers to enter into put and call options and other hedging transactions in the Company's stock, nor to pledge the Company's stock as collateral to secure loans. We believe that these prohibitions further align directors' interests with those of our stockholders.

Clawback Policy

In January 2014, the Company adopted a clawback policy (the "Prior Clawback Policy") providing for the termination and forfeiture of outstanding incentive compensation awards to officers and for the recoupment of gains actually or constructively received by officers pursuant to incentive compensation awards, in each case where the Company is required to prepare a restated financial statement and where a lower incentive payment or award would have been made to or received by the officer had they been based on the restated financial results. In March 2019, with input from the Compensation Committee's independent compensation consultant and independent legal counsel, the Compensation Committee approved, and the Board ratified, a new clawback policy (the "New Clawback Policy"), primarily expanding the scenarios under which forfeiture and recoupment of incentive compensation would be allowed and also expanding coverage to all executives. The New Clawback Policy applies to all incentive compensation approved, granted or awarded on or after March 19, 2019. The Prior Clawback Policy remains in effect with respect to all incentive compensation approved, granted or awarded prior to March 19, 2019. Under the New Clawback Policy, the Company is required to seek reimbursement of incentive compensation (cash and equity-based) paid, and to terminate and cancel incentive compensation yet to be paid, to officers and other executives on the basis of reported financial results that were later the subject of a financial statement restatement, in each case to the extent that the incentive compensation actually received or earned exceeded the amount that would have been received or earned based on the restated financial results, as determined by the Compensation Committee. The New Clawback Policy also gives the Compensation Committee discretionary recoupment rights in scenarios not involving a financial restatement, including fraud, negligence or misconduct that cause reputational or financial harm to the Company and the payment of incentive compensation based on financial or operating performance results that were incorrectly calculated or reported.

In addition, the award agreements applicable to awards under the Company's long-term incentive plans and awards of annual cash bonus opportunities under the Company's short-term incentive plans contain clawback provisions providing for the termination and forfeiture of outstanding incentive compensation awards and for the recoupment of gains actually or constructively received pursuant to incentive compensation awards, in situations where the executive engages in any activity in competition with the Company or which is inimical, contrary, or harmful to the interests of the Company, in the determination of the Compensation Committee.

Taken together, all of the Company's clawback rights and remedies are believed to be consistent with best corporate governance practices.

Retirement and Pension Practices

We do not provide a defined benefit pension plan or any supplemental executive retirement plan or other form of non-qualified retirement plan for our executive officers.

Corporate Governance Guidelines

The Board has adopted corporate governance guidelines to assist it in the exercise of its responsibilities and to serve the interests of the Company and its stockholders. The guidelines address areas such as Board and committee size and composition, director qualification standards and interaction with institutional investors. A copy of our corporate governance guidelines is available to security holders on the Company's website at http://ir.spirit.com.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that applies to all members of the Board, officers and employees, including our CEO, Chief Financial Officer and principal accounting officer. The Code of Business Conduct and Ethics addresses, among other things, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the Code of Business Conduct and Ethics is to deter wrongdoing, to promote honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. We intend to promptly disclose on our website

(1) the nature of any substantive amendment to our Code of Business Conduct and Ethics that applies to our directors, officers or other principal financial officers, (2) the nature of any waiver, including an implicit waiver, from a provision of our Code of Business Conduct and Ethics that is granted to one of these specified directors, officers or other principal financial officers, and (3) the name of each person who is granted such a waiver and the date of the waiver. A copy of the Code of Business Conduct and Ethics is available on the Company's website at http://ir.spirit.com.

Related Party Transactions

The Board monitors and reviews any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which the Company is to be a participant, the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness and employment by us of such related party. Furthermore, the Company's directors and executive officers complete an annual questionnaire that requires them to identify and describe, among other items, any transactions that they or their respective related parties may have with the Company.

Limitation of Liability and Indemnification Related Party Transactions

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our stockholders;
- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
- any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation provides that we may indemnify our directors and executive officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to indemnify our directors and executive officers to the fullest extent permitted by Delaware law and advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into agreements to indemnify our directors, executive officers and other employees as determined by the Board. For more information, see "Certain



Relationships and Related Transactions – Other Transactions" elsewhere in this Proxy Statement. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these limitations of liability provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. Our amended and restated certificate of incorporation provides that any such lawsuit must be brought in the Court of Chancery of the State of Delaware. The foregoing provisions may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards

against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Limited Duration Stockholder Rights Agreement

On March 30, 2020, the Company announced that our Board had approved the adoption of a stockholder rights agreement (the "Rights Agreement"). The key features of the Rights Agreement are described in the Company's Current Reports on Forms 8-K, filed with the SEC on March 30, 2020 and March 10, 2021. The Rights Agreement expired on March 29, 2021.

Environmental, Social and Governance (ESG) Matters

Commitment

As part of our overall Corporate Social Responsibility (CSR) efforts, we are committed to integrate ESG practices into our business, increasing the sustainability and resiliency of our business model and Company. We are environmentally conscious and seek to operate our business in a sustainable manner that will benefit our guests, employees, investors, and the communities we serve, and that will support our successful growth over the long term. We seek to build human rights awareness, and continuously strive to attract a diverse pipeline of talent for our Company. We adhere to strong corporate governance principles, while incorporating best practices to guide our corporate behavior and actions.

In early 2021 we engaged a leading sustainability consulting firm to assist us and provide expert advice on how to enhance our communication strategy with regard to ESG matters. We intend to issue and publish the Company's first comprehensive sustainability report by the end of 2021. We recognize the importance of operating a long-term sustainable business and we believe our sustainability report will provide more transparency on our objectives, practices, and accomplishments.

Board Oversight

Recognizing its fundamental importance, the Board and its committees provide guidance and oversight to management with respect to ESG matters. The Nominating and Corporate Governance Committee is responsible for the review of the Company's ESG strategy and practices, and periodically reports on these matters to the Board. The Audit Committee is responsible for the oversight of any related risks having a possible effect on the integrity of financial reporting which are also reported to the Board, as necessary. Moreover, any pertinent feedback that management receives from shareholders as part of the Company's shareholder engagement practices (described in detail under the "Compensation Discussion and Analysis" section of this Proxy Statement), is reported to the Board for its consideration.

Priorities and Goals

In addition to the information provided herein, for more information regarding our current ESG initiatives and practices, please refer to our ESG Brief which you can find at http://ir.spirit.com.

Environmental

We care about the impact of our airline's operations on the environment, and we seek to pursue commercially viable options to improve the long-term sustainability of our business. We believe it is our responsibility and in best interest to manage our environmental impact. In early 2020, the Company adopted an Environmental Policy to set out clear objectives and goals, and to cultivate environmental awareness among its team members and business partners. A copy of the policy can be found at http://ir.spirit.com.

With one of the youngest fleets of any U.S. airline, including newest-generation aircraft that provide substantially higher fuel efficiency and reduced carbon emissions, our unique model minimizes environmental impact. We were the first North American carrier to operate the "new engine option" ("neo") version of the Airbus A320 aircraft, powered by the most fuel-efficient engine ever made for this aircraft class. This revolutionary technology advance reduces the acoustic footprint by up to 50% and consumes 15-20% less fuel, reducing greenhouse gas emissions. In December 2019, we entered into a new fleet purchase agreement with Airbus, providing for the delivery of 100 A320neo family aircraft. Our high-density seat configuration results in a smaller carbon footprint per passenger and increased fuel efficiency. Our new fuel policy, adopted in 2019, aims to reduce any excess planned fuel to save weight and fuel burn on our flights, as well as optimizing landing approaches for energy consumption and reduced noise. All of our aircraft are

equipped with new-generation "thin and light" ergonomic seats which reduce weight on board, and our baggage policies incentivize our Guests to bring fewer and lighter bags when they fly with us (for example, charging for carry-on bags and having an overweight limit of 40 pounds, compared to 50 pounds on most airlines). We seek to improve upon the foregoing measures and policies over time, and we take great pride in our worldwide industry-leading position as a carrier with one of the lowest carbon footprints per passenger.

Spirit is participating in the Carbon Offsetting Reduction Scheme for International Aviation ("CORSIA"), an emission mitigation approach for the global airline industry, developed by the International Civil Aviation Organization, or ICAO, in an effort to offset growth in aviation emissions. The scheme will be implemented over the course of several years, with initial monitoring and reporting obligations on international flights that started in 2019, and with a voluntary pilot phase commencing in 2021.

Social

We work to strengthen and support the communities we serve. We encourage and engage our employees to help assist people and communities in need, promote equality and basic rights, and support efforts to attract a more diverse pipeline of talent to join the aviation/aerospace industry. In late 2020, the Company adopted a Human Rights Policy Statement to express our commitment to promote human rights among our guests, team members and business partners. A copy of the policy can be



found at http://ir.spirit.com. Additionally, during 2020, we pledged $250,000 flight vouchers to various U.S. organizations advocating for social justice and civil rights.

During 2020, as a result of the global COVID-19 pandemic, many of our guests were stranded abroad with bans and other travel restrictions implemented globally and domestically. Spirit worked diligently and expeditiously with embassies and local governments in Aruba, Colombia, Dominican Republic, Ecuador, Haiti, Honduras, Panama, Costa Rica, and St. Martin, as well as throughout the U.S., to operate special relief flights for such affected travelers. It was our privilege to provide over 260 relief flights to aid more than 30,000 stranded travelers.

We are an official airline partner of the Department of Homeland Security and DOT Blue Campaign, which provides transportation companies with resources and awareness training materials to identify and prevent human trafficking. We also have an ongoing partnership with the International Aviation Women's Association, or IAWA, an international organization for women who hold positions of impact in the aviation and aerospace industries.

As a responsible corporate citizen, we view diversity, equity, and inclusion as an integral part of our culture and have a diverse workforce. We view our team members as key human capital to deliver long-term value to our shareholders, and consistently support their professional development.

Since its inception in 2017, The Spirit Airlines Charitable Foundation's main goal has been to provide assistance to individuals and groups facing financial and other hardships and to fund social projects, with a focus on children and families, service members, and the environment. To date, the Foundation has supported, via volunteerism or monetary and in-kind donations, to over 4,000 charities and foundations, while raising over $2,000,000.

Governance

We are committed to excellence in corporate governance and we seek to incorporate best practices to guide our corporate behavior. We believe that strong corporate governance principles benefit our stockholders, as well as our guests, employees and the communities we serve. Many of the components of our governance profile are described in this Proxy Statement. A copy of our corporate governance guidelines and certain other policies related to corporate governance are available on the Company's website at http://ir.spirit.com.

We consider employee engagement and development a critical aspect of our overall human resources strategy. Our leadership is committed to recruiting, retaining and engaging a workforce that inspires people to succeed. By building a workplace that celebrates diversity and inclusion, we are able to generate an environment of mutual respect and acceptance. Among other initiatives, we have implemented a leadership training program for women leaders in the Company. The Nominating and Corporate Governance Committee is responsible for the oversight of the Company's human capital management, and provides related guidance and advice. The Company's main approach to human capital management is to ensure the most effective recruitment, management, and development practices for its diverse workforce.

The Nominating and Corporate Governance Committee is also responsible for reviewing with the Board, on an annual basis, the appropriate skills, experience and background required for the Board as a whole and its individual members. Diversity of personal and professional background is an important factor taken into account by the Nominating and Corporate Governance Committee. We currently have three female directors, one of whom is of Hispanic descent.

Proposal No. 2: Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021 and is seeking ratification of such selection by our stockholders at the Annual Meeting. Ernst & Young LLP has audited our financial statements since 1995. Representatives of Ernst & Young LLP are expected to attend our Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our amended and restated bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the Audit Committee is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and our stockholders.

To be approved, the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm must receive a "FOR" vote from the holders of a majority in voting power of the shares of common stock which are present in person or represented by proxy and entitled to vote on the proposal. Abstentions and broker non-votes will be counted towards a quorum. Abstentions will have the same effect as an "AGAINST" vote for purposes of determining whether this matter has been approved. Broker non-votes will have no effect on the outcome of this proposal.

Principal Accountant Fees and Services

The following table provides information regarding the fees incurred by Ernst & Young LLP during the years ended December 31, 2020 and 2019. All fees described below were approved by the Audit Committee.

	Year Ended December 31,	
	2020	2019
	(in thousands)	
Audit Fees	$1,676	$1,205
Audit-Related Fees	—	—
Tax Fees	157	158
All Other Fees	2	2
Total Fees	$1,835	$1,365

Audit Fees

Audit fees represent fees billed for professional services rendered for the audit of our annual financial statements, including reviews of our quarterly financial statements, as well as audit services provided in connection with certain other regulatory filings including our 2020 and 2019 filings of reports on Form 8-K, consents, and comfort letters.

Audit-Related Fees

There were no audit-related fees of Ernst & Young LLP during 2020 and 2019.

Tax Fees

Tax fees represent fees billed for professional services rendered for the review and advice on U.S. and foreign tax matters.

All Other Fees

All other fees represent an annual license fee for access to Ernst & Young LLP's web-based accounting research tool during 2020 and 2019.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services provided by its independent registered public accounting firm. This policy is set forth in the charter of the Audit Committee and is available on the Company's website at http://ir.spirit.com.

The Audit Committee approved all audit and other services provided by Ernst & Young LLP for 2020 and 2019 and the estimated costs of those services. Actual amounts billed, to the extent in excess of the estimated amounts, were periodically reviewed and approved by the Audit Committee.

The Audit Committee periodically considers whether the non-audit services rendered by Ernst & Young LLP are compatible with maintaining Ernst & Young LLP's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
FOR
THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2021.



Proposal No. 3: Advisory Vote to Approve Executive Compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is soliciting stockholders for a non-binding, advisory vote on compensation programs for our named executive officers (sometimes referred to as "say on pay"). In 2018, our stockholders voted on a proposal relating to the frequency of the "say-on-pay" vote. At that time, we recommended, and our stockholders approved on an advisory, non-binding basis, an annual say-on-pay vote. We agree with our stockholders and have included this advisory (non-binding) vote on the compensation of our named executive officers for fiscal year 2020.

Our stockholders have the opportunity to vote for, against or abstain from voting on the following resolution:

> "RESOLVED, that the stockholders approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in this Proxy Statement."

To be approved, this proposal must receive a "FOR" vote from the holders of a majority in voting power of the shares of common stock which are present in person or represented by proxy and entitled to vote on the proposal. Abstentions and broker non-votes will be counted towards a quorum. Abstentions will have the same effect as an "AGAINST" vote for purposes of determining whether this matter has been approved. Broker non-votes will have no effect on the outcome of this proposal.

At our 2020 annual meeting of stockholders, approximately 98% of the shares voted were cast in favor of our management "say on pay" resolution. The Compensation Committee believes those voting results affirm our stockholders' support of our approach to executive compensation. The Company recommends that stockholders again approve and support the decisions pertaining to the compensation of our named executive officers and the Company's executive compensation programs.

As described in detail under the "Compensation Discussion and Analysis" section of this Proxy Statement, our compensation programs are designed to motivate our executives to create a successful company. Our philosophy is to make a significant percentage of an executive officer's compensation "at-risk" by linking it to the Company's performance. We believe that our compensation program, with its balance of short-term incentives (including annual performance-based cash bonuses) and long-term incentives (including performance-based equity and cash awards), encourages and rewards sustained performance that is aligned with long-term stockholder interests. Our compensation programs are also designed to enable the Company to attract and retain superior executives in a highly competitive and challenging marketplace. Stockholders are encouraged to read the "Compensation Discussion and Analysis" section of this Proxy Statement, the accompanying compensation tables and the related narrative disclosure.

Among other programs applicable to executive officers, the Company (i) does not pay tax gross-ups to its executives with respect to retirement, severance or change-in-control payments; (ii) maintains stock ownership guidelines applicable to all officers (and directors); (iii) maintains a robust clawback policy applicable to all executives; and (iv) has an anti-hedging and anti-pledging policy applicable to executives (and directors).

This vote is non-binding. The Board and the Compensation Committee expect to take into account the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results. Unless the Board modifies its determination on the frequency of future "say on pay" advisory votes, the next "say on pay" advisory vote will be held at the 2022 annual meeting of stockholders.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE
<u>FOR</u>
THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF
OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION
AND ANALYSIS SECTION OF THIS PROXY STATEMENT, THE ACCOMPANYING
COMPENSATION TABLES AND THE RELATED NARRATIVE DISCLOSURE.**

Proposal No. 4: Approval of the First Amendment to the Spirit Airlines, Inc. 2015 Incentive Award Plan

On March 9, 2021, the Compensation Committee recommended, and on March 10, 2021 the Board approved and adopted, effective as of March 22, 2021 and subject to approval by the Company's stockholders, an amendment (the "Amendment") of the Spirit Airlines, Inc. 2015 Incentive Award Plan (the "Omnibus Incentive Plan" or the "2015 Plan") to increase the number of authorized shares of common stock available for issuance under the Omnibus Incentive Plan. The following description of the Amendment and the Omnibus Incentive Plan is qualified in its entirety by the full text of the Omnibus Incentive Plan and the Amendment. The Amendment is attached to this Proxy Statement as Appendix A and the Omnibus Incentive Plan is attached to this Proxy Statement as Appendix B.

The Omnibus Incentive Plan is intended to help the Company and its affiliates (i) attract and retain key personnel ("Participants") by providing them the opportunity to acquire an equity interest in the Company or other incentive compensation measured by reference to the value of Common Stock and (ii) align the interests of key personnel with those of the Company's stockholders.

The only material amendment to the Omnibus Incentive Plan that is being submitted for stockholder approval is an increase by 3,200,000 in the number of shares available for issuance, increasing the aggregate number of shares available under the Omnibus Incentive Plan to 3,984,157 shares, all of which would be available for future awards. This increase will enable the Company to effectively use the Omnibus Incentive Plan for attracting, motivating, retaining and rewarding talented individuals to provide services to the Company and its related entities. Based on

projected share needs to execute the Company's long-term incentive program moving forward, the share increase is anticipated to provide enough shares for the next five to six years. The Company has not increased the number of shares available for issuance under any incentive award plans since its initial public offering in 2011.

Additionally, we have amended the Omnibus Incentive Plan to clarify that (i) dividends and dividend equivalent rights will not be paid out on Awards unless and until the underlying Awards vest, (ii) we do not permit the reload of options whereby a new stock option may be granted upon the exercise of an existing option, (iii) we prohibit repricing via substitutions unless approved by shareholders and (iv) the gross number of shares settled in stock in connection with stock appreciation rights will count against the share reserve. We are asking for stockholder approval of these clarifying amendments as well.

Other than as described above, no material changes to the Omnibus Incentive Plan have been made or are proposed for approval by stockholders.

In considering the proposed share increase to the Omnibus Incentive Plan, the Board and the Compensation Committee considered various factors, including potential dilution and potential burn rate. As of March 22, 2021, 784,157 shares of common stock remained available for issuance under the Omnibus Incentive Plan, there were 1,477,844 outstanding equity awards and the Company had 97,805,737 shares of common stock outstanding. There are no outstanding stock options or stock appreciation rights. The following table provides information regarding our annual burn rate over the past three fiscal years.

| Year | | | | Run Rate | | | |
	Stock Options Granted	Full-Value Awards Granted (RS and RSUs)	Performance Based Awards Granted	Performance Based Awards Earned (1)	Total Awards Granted (2)	Weighted Average Common Shares Outstanding	Burn Rate
2020	—	222,401	108,921	23,620	246,021	84,692,113	0.29%
2019	—	148,120	75,154	3,690	151,810	68,428,528	0.22%
2018	—	185,054	78,111	199,887	384,941	68,248,931	0.56%

(1) Reflects awards granted at the beginning of the three-year measurement period ending in the identified year, plus or minus any performance-related adjustments due to settlement, less any forfeitures.
(2) Total Awards Granted = Full-Value Awards Granted (RS and RSUs) + Performance Based Awards Earned



The following summary of the material terms of the 2015 Plan does not purport to be a complete description of all the provisions of the 2015 Plan and is qualified in its entirety by reference to the 2015 Plan, a copy of which is attached as Annex A to this Proxy Statement and incorporated in its entirety in this Proposal No. 4 by reference. The 2015 Plan continues the following governance best practices:

- the 2015 Plan will be administered by the Compensation Committee of our Board, which is comprised entirely of independent non-employee directors;

- the 2015 Plan does not provide for single-trigger vesting acceleration upon a change in control of the Company unless the acquirer does not assume or replace the award;

- the 2015 Plan limits transferability of awards. In general, awards may not be sold, pledged, assigned or transferred by the person to whom they are granted, except in limited circumstances approved by the administrator;

- the 2015 Plan does not provide for any tax gross-ups;

- the 2015 Plan permits the administrator the authority to provide for clawback provisions in any award, allowing the Company to recoup any proceeds, gains or economic benefits received by a holder of an award and to terminate an award in the event of competitive or other harmful activity by the holder. Additionally, the Company has adopted a clawback policy which covers all incentive awards, including our equity awards;

- the exercise price of options and stock appreciation rights cannot be less than 100% of the fair market value of the Company's common stock on the date options or stock appreciation rights are granted;

- the 2015 Plan limits the maximum number of shares that may be covered by awards to any one individual in any one year to 1,000,000 shares in the case of options and stock appreciation rights and 300,000 shares (or $10,000,000) for other types of awards;

- the 2015 Plan does not have liberal recycling of shares. Shares of common stock tendered to, or withheld by, the Company to satisfy the grant or exercise price or tax withholding obligations pursuant to any award do not become available for future issuance. There is no "evergreen" provision. The number of shares of our Common Stock available for issuance under the 2015 Plan is fixed and will not adjust based upon the number of shares outstanding;

- the 2015 Plan provides for minimum vesting of awards. Awards granted under the 2015 Plan to our employees or consultants (excluding non-employee members of our Board) become vested on one or more vesting dates over a period of not less than one year following the date of grant, subject to limited exceptions; and

- under the 2015 Plan, options and stock appreciation rights may not be repriced without first obtaining stockholder approval.

Spirit Airlines, Inc. 2015 Incentive Award Plan. Omnibus Incentive Plan Summary

The following is a summary of the principal features of the Omnibus Incentive Plan as proposed to be amended and reflects the increase in the number of shares of common stock pursuant to the Amendment. Any terms not capitalized but not defined herein shall take the meaning ascribed to them in the Omnibus Incentive Plan.

Administration. The Compensation Committee will administer the Omnibus Incentive Plan. The Compensation Committee has the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The Compensation Committee has full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

2015 Incentive Award Plan

The 2015 Plan permits the grant of a variety of stock-based compensation awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock awards, dividend equivalent awards, stock payment awards and other equity-based awards. The 2015 Plan is also designed to permit us to make cash-based awards and equity-based awards previously intended to qualify as "performance-based compensation" under Section 162(m).

Share Reserve

If the Amendment is approved, the number of shares available for issuance thereunder will equal 3,984,157, as of March 22, 2021 which is the number of shares of common stock that were available for issuance under the 2015 plan. Such amount will be (i) reduced by any shares which are the subject of awards made under the 2015 Plan prior to the date the Amendment is approved by the Company's stockholders and (ii) increased for any shares subject to outstanding awards that were previously granted under the 2015 Plan that expire or otherwise terminate without having been exercised or settled in full. The closing price of our Common Stock as of March 22, 2021 was $37.40 per share, as reported by the NYSE.

The following counting provisions will be in effect for the share reserve under the 2015 Plan:

- to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2015 Plan;

- to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2015 Plan, such tendered or withheld shares will not be available for future grants under the 2015 Plan;

- to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2015 Plan;

- the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2015 Plan;

- to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2015 Plan;

- the full amount of shares available under the 2015 Plan are available to be issued pursuant to incentive stock options; and

- the maximum number of shares that may be covered by awards to any one individual in any one year is limited to 1,000,000 shares in the case of options and stock appreciation rights and 300,000 shares (or $10,000,000) for other types of awards.

Administration. The Compensation Committee of our Board will administer the 2015 Plan unless our Board assumes authority for administration. The 2015 Plan provides that the Compensation Committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the Company to a committee consisting of one or more members of our Board or one or more of our officers.

Subject to the terms and conditions of the 2015 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2015 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2015 Plan. Our Board may also act with the authority to administer the 2015 Plan, and at any time remove the Compensation Committee as the administrator. The full Board will administer the 2015 Plan with respect to awards to non-employee directors.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of ours or of our affiliates who are selected by the Compensation Committee will be eligible for awards under the Omnibus Incentive Plan. The Compensation Committee has the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan. All employees and consultants of the Company and all of our non-employee directors are entitled to receive awards under the Omnibus Incentive Plan. Future new hires and additional non-employee directors and/or consultants may also be eligible to receive awards under the Omnibus Incentive Plan.

Awards. The 2015 Plan provides that the administrator may grant or issue stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based or cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

- *Nonqualified Stock Options*, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator that does not exceed ten years from the grant date. In-the-money options that remain unexercised as of the expiration date will be automatically exercised, if the holder continues employment or service with us.

- *Incentive Stock Options*, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the grant date, may only be granted to employees, and must not be exercisable after a period of ten years measured from the grant date. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2015 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the grant date and the ISO must not be exercisable after a period of five years from the date of grant.

- *Restricted Stock* may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will not have the right to receive dividends, if any, prior to the time when the restrictions lapse (provided that dividend equivalent rights may be provided for when and if the underlying restrictions lapse), however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

- *Restricted Stock Units* may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued



until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

- *Deferred Stock Awards* represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

- *Stock Appreciation Rights*, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2015 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m), there are no restrictions specified in the 2015 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2015 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

- *Dividend Equivalents* represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the Compensation Committee or Board, as applicable.

- *Performance Awards* may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include "phantom" stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

- *Stock Payments* may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation on other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

- *Other Awards* of unrestricted shares, rights to receive future grants of equity-based or equity-related awards, awards denominated in common stock (including performance shares or performance units), cash payments based in whole or in part on the value or future value of shares, or other forms of equity-based or equity-related awards may be authorized by the

administrator, alone or in tandem with other awards, in such amounts as the administrator shall from time to time determine.

Performance Award Criteria. The administrator may, in its discretion, condition the vesting of any award granted under the 2015 Plan upon the satisfaction of certain performance goals. To the extent an award is intended to qualify as "performance-based compensation" under Section 162(m), the performance goals will be established by the Compensation Committee with reference to one or more performance criteria set forth in the 2015 Plan, either on a Company-wide basis or, as relevant, in respect of one or more of our affiliates, divisions or operational units. The Compensation Committee may establish these performance criteria with reference to one or more of the following:

- net earnings (either before or after one or more of the following: interest, taxes, depreciation, amortization and aircraft rent);
- gross or net sales, revenue or revenue growth;
- net income (either before or after taxes);
- operating earnings or profit (before or after taxes);
- cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);
- return on assets;
- return on investment or capital;
- return on stockholders' equity;
- return on sales;
- gross or net profit, profit growth or operating margin (before or after taxes);
- costs (including cost of capital), debt leverage, year-end cash position or book value;
- funds from operations;
- expenses;
- working capital;
- basic or diluted earnings per share (before or after taxes);
- price per share of (including, but not limited to, growth measures and total stockholder return);
- regulatory body approval for commercialization of a product;
- implementation or completion of critical projects;
- market share;
- expense targets or cost reduction goals, general and administrative expense savings;
- enterprise value;
- objective measures of personal targets, goals or completion of projects;
- strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations;
- revenue per available seat mile;
- cost per available seat mile;
- the results of employee or customer satisfaction surveys; and

- other measures of operational performance (including, without limitation, U.S. Department of Transportation performance rankings in operational areas), quality, safety, productivity or process improvement, any of which may be measured either in absolute terms for the Company or any operating unit of the Company, product lines, brands, business segments, administrative departments of the Company or any combination thereof, or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Change in Control. In the event of a change in control where the acquirer does not assume or replace awards granted under the 2015 Plan, awards issued under the 2015 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable, prior to the consummation of such transaction and if not exercised or paid the awards will terminate upon consummation of the transaction. In addition, the administrator will also have complete discretion to structure one or more awards under the 2015 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual's service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The administrator may also make appropriate adjustments to awards under the 2015 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2015 Plan, a change in control is generally defined as:

- the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;
- a change in the composition of our Board over a two-year period such that 50% or more of the members of our Board were elected through one or more contested elections;
- a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination, which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company's outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;
- the sale, exchange, or transfer of all or substantially all of our assets; or
- stockholder approval of our liquidation or dissolution.

Adjustments of Awards. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2015 Plan or any awards under the 2015 Plan in order to prevent the dilution or enlargement of the potential

benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

- the aggregate number and type of shares subject to the 2015 Plan;
- the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and
- the grant or exercise price per share of any outstanding awards under the 2015 Plan.

Minimum Vesting. Awards granted under the 2015 Plan to employees or consultants (excluding non-employee members of our Board) will become vested on one or more vesting dates over a period of not less than one year following the date of grant. There are limited exceptions to this rule. First, the administrator, in its sole discretion, may determine that, on an *ad hoc* basis, awards may be granted without regard to such minimum vesting rule in order to achieve a specified business objective, such as an inducement to a new hire or a retention award to a key employee or group of employees. Second, awards may be granted without regard to such minimum vesting rule in order to comply with laws or regulations applicable to the holder of the award, or local laws applicable to the grant of the award. The administrator has discretion to accelerate the vesting of any award upon circumstances it deems appropriate, including upon or following a change in control, or the award holder's death, disability, retirement or involuntary termination of employment.

Clawback. As noted above, the 2015 Plan permits the administrator the authority to provide for clawback provisions in any award, allowing the Company to recoup any proceeds, gains or economic benefits received by a holder of an award and to terminate an award in the event of competitive or other harmful activity by the holder.

No Repricing without Stockholder Approval. As noted above, under the 2015 Plan, options and stock appreciation rights may not be repriced (including by way of substitution) without first obtaining stockholder approval.

Amendment and Termination. Our Board may amend, modify, suspend or terminate the 2015 Plan at any time and from time to time. We must generally obtain stockholder approval:

- to increase the number of shares available under the 2015 Plan (other than in connection with certain corporate events, as described above); or
- to the extent necessary to comply with any tax or regulatory requirement (including any applicable stock exchange rule).

Any amendment, modification, suspension or termination of the 2015 Plan that would materially and adversely affect the rights or obligations of any holder of an existing award will not to that extent be effective without that holder's consent, subject to limited exceptions.

Expiration Date. The 2015 Plan will expire on, and no option or other award may be granted pursuant to the 2015 Plan after, the tenth anniversary of the effective date of the 2015 Plan. Any award that is outstanding on the expiration date of the 2015 Plan will remain in force according to the terms of the 2015 Plan and the applicable award agreement.



Securities Laws and U.S. Federal Income Taxes. The 2015 Plan is designed to comply with various securities and U.S. federal tax laws as follows:

Securities Laws. The 2015 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2015 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the Code. Certain awards under the 2015 Plan may be considered "nonqualified deferred compensation" for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. The 2015 Plan is intended to conform to the requirements of Section 409A of the Code.

Section 162(m). The Tax Cuts and Jobs Act of 2017 ("Tax Act") generally eliminated the ability to deduct compensation qualifying for the "performance-based compensation" exception under Code Section 162(m) for tax years commencing after December 31, 2017. Code Section 162(m) imposes a $1 million limit on the amount that a public company may deduct for compensation paid to "covered employees" (as determined under Code Section 162(m)). For 2017 and prior taxable years, an exception to this deduction limit applied to "performance-based compensation," such as stock options and other equity awards that satisfied certain criteria. Under the Tax Act, the performance-based pay exception to Code Section 162(m) was eliminated, but a transition rule may allow the exception to continue to apply to certain performance-based compensation payable under written binding contracts that were in effect on November 2, 2017. The Amendment is not intended to affect the ability of awards previously granted under the Equity Plan to qualify for grandfathered status under the Code Section 162(m) transition rules if they otherwise would. However, no assurance can be given that such awards will, in fact, be exempt. The Compensation Committee reserves the right to issue awards under the 2015 Plan to employees that are not tax deductible under Section 162(m).

U.S. Federal Income Tax Consequences.

The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of awards under the 2015 Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options. The Code requires that, for treatment of an option as a qualified option, shares of our common stock acquired through the exercise of a qualified option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or

upon exercise of those options. However, the spread at exercise will be an "item of tax preference," which may give rise to "alternative minimum tax" liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a nonqualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of a nonqualified stock option. Upon the exercise of a nonqualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant's tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a nonqualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the

Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for the value of any shares which may be subsequently forfeited. Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) for compensation paid to certain executives designated in those Sections.

Stock Bonus Awards. A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the award is made over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECTS OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY WITH RESPECT TO AWARDS UNDER THE 2015 PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The types and amounts of benefits that will be awarded under the 2015 Plan, as amended by the Amendment are not currently determinable. Awards granted under the 2015 Plan, as amended by the Amendment, are within the discretion of the Compensation Committee, and the Compensation Committee has not determined future awards or who might receive them. For information regarding our recent practices with respect to equity-based compensation under the 2015 Plan, please see the "Summary Compensation Table," which includes certain information regarding awards granted to our named executive officers during fiscal year 2020 as well as the equity grants to our non-employee directors described under "Director Compensation.".

Vote Required

Approval of the Amendment to the Omnibus Incentive Plan requires the affirmative vote of the holders of a majority of the outstanding shares of our Common Stock, entitled to vote as a single class, that are present or represented at the Annual Meeting. Abstentions and broker non votes will be counted for purposes of determining the number of shares present or represented at the Annual Meeting and, accordingly will affect the outcome of this proposal.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR
THE APPROVAL OF THE AMENDMENT TO THE SPIRIT AIRLINES, INC. 2015 INCENTIVE AWARD PLAN.**



Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the Record Date (March 22, 2021), information regarding beneficial ownership of our capital stock by:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
- each named executive officer as set forth in the summary compensation table below;
- each of our directors; and
- all current executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that persons have beneficial ownership of a security if they possess sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days and restricted stock units that vest within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to

us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of the Record Date and restricted stock units that vest within 60 days of the Record Date are deemed to be outstanding for computing the percentage ownership of the person holding these options, warrants and restricted stock units and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Beneficial ownership is based on there having been 97,805,737 shares of our voting common stock outstanding as of the Record Date. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Spirit Airlines, Inc., 2800 Executive Way, Miramar, Florida 33025.

Shares of Common Stock Beneficially Owned

Name of Beneficial Owner	Common Stock (1)	Securities Exercisable or Vesting Within 60 Days	Number of Shares Beneficially Owned (1)	Percent
5% Stockholders:				
The Vanguard Group, Inc. (2)	8,360,066	—	8,360,066	8.6%
BlackRock, Inc. (3)	7,348,387	—	7,348,387	7.5%
Named Executive Officers and Directors:				
Edward M. Christie III	130,117	—	130,117	*
Scott M. Haralson	20,350	—	20,350	*
John Bendoraitis	25,530	—	25,530	*
Matthew H. Klein	13,728	—	13,728	*
Thomas C. Canfield	59,225	—	59,225	*
Carlton D. Donaway	8,294	—	8,294	*
Mark B. Dunkerley	4,314	—	4,314	*
H. McIntyre Gardner	25,876	—	25,876	*
Robert D. Johnson	10,331	—	10,331	*
Barclay G. Jones III	14,917	—	14,917	*
Christine P. Richards	9,314	—	9,314	*
Myrna M. Soto	3,640	—	3,640	*
Dawn M. Zier	11,898	—	11,898	*
All 17 current directors and executive officers as a group	365,158	—	365,158	*

* Represents beneficial ownership of less than one percent of the outstanding shares of common stock.
(1) Amounts shown do not include any unvested units nor any deferred vestings. For more information please refer to the "Non-Employee Director Compensation" section below.
(2) Has a principal business address at 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.
(3) Has a principal business address at 55 East 52nd Street, New York, New York 10055.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 2020, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with.



Non-Employee Director Compensation

2020 Non-Employee Director Compensation

We compensate our non-employees directors for their service on the Board, but do not pay director compensation to our directors who are our employees. In October 2019, after two years without any compensation increase under or modification to our non-employee director compensation plan, the Compensation Committee requested an updated analysis of the terms and conditions of our non-employee director compensation policy from Willis Towers Watson, the Compensation Committee's independent compensation advisors. Willis Towers Watson undertook a comprehensive review of board compensation trends, including the form and amount of cash compensation and equity grants, chairperson retainers and stock ownership guidelines. Considering that the Company would be competing for director talent and experience from a variety of businesses, Willis Towers Watson benchmarked the Board's compensation against both an airline peer group as well as a general industry group of similar-size companies (based on revenues). This benchmarking analysis indicated that the Board's compensation was below market-competitive levels, and therefore, Willis Towers Watson recommended revisions to the non-employee director compensation program to set compensation thereunder at approximately the market median level. After careful review of Willis Towers Watson's analysis and recommendation, the Compensation Committee approved, and the Board ratified, the following changes to the non-employee director compensation program, effective January 1, 2020 (the "2020 Non-Employee Director Compensation Policy"): (i) an increase to the general annual cash retainer to $70,000 (ii) an increase to the annual equity compensation value to $120,000 and (iii) the elimination of any per-meeting fees, regardless of the number of meetings held annually by the Board or any committee. The 2020 Non-Employee Director Compensation Policy, which remains in effect currently, is set forth below:

2020 Non-Employee Director Compensation Policy	
General annual cash retainer (1)	$ 70,000
Supplemental annual retainer: (1)	
Chairman of the Board	$100,000(2)
Chair of the Audit Committee (in cash)	$ 17,500
Chair of the Compensation Committee (in cash)	$ 15,000
Chair of other standing committees (in cash)	$ 6,000
Audit Committee members (in cash) (3)	$ 10,000
Compensation Committee members (in cash) (3)	$ 7,500
Other standing committee members (in cash) (3)	$ 5,000
Annual equity-based grant (4)	$120,000
Initial equity-based grant for new directors (5)	$ 20,000

(1) Paid in quarterly installments.
(2) 50% in cash and 50% in restricted stock units vesting 100% in one year from grant date.
(3) Including committee chairs.
(4) Grant of restricted stock units, vesting 100% one year from grant date. Any new non-employee director appointed after annual equity based grants have been made to incumbent directors in any year, is entitled to receive an annual equity grant of restricted stock units, prorated to reflect his or her start date, vesting 100% one year from the grant date of the annual equity based grants made to incumbent directors.
(5) Grant of restricted stock units, vesting 100% one year from grant date.

As stated above, no meeting fees were paid under the 2020 Non-Employee Director Compensation Policy. Moreover, under the 2020 Non-Employee Director Compensation Policy, the cash compensation paid and the equity awards granted to any non-employee director during any calendar year may not exceed $400,000 (or $500,000 in the case of the Chairman of the Board) in total value (including the value of any such equity awards based on the grant date fair value). Under limited and extraordinary circumstances, the Compensation Committee can make exceptions to the foregoing annual limit, provided that the non-employee director receiving the additional compensation may not participate in the decision to award such compensation. The Compensation Committee's discretion to waive the annual limit has not been exercised to date. The annual limit will not apply to the calendar year 2023 or any subsequent calendar year unless the Board approves an extension of the limit to a specified date occurring after December 31, 2022. Our non-employee directors are reimbursed for travel and other expenses incurred for attending meetings. Furthermore, consistent with prevailing practice in the airline industry, our incumbent non-employee directors and their immediate family members are afforded free positive-space personal air travel benefits on our airline, in our case up to a maximum value of $5,000 per year. In addition, our retired non-employee directors who had served on the Board for a period of at least five years ended on or after June 1, 2015, are eligible for lifetime post-retirement positive-space air travel on our airline for the former non-employee director and, until the death of the former non-employee director, for his or her spouse or designated travel companion and dependent children, up to a maximum value of $5,000 per year. Our non-employee directors are not eligible for retirement benefits nor do they receive perquisites such as life or medical insurance provided by the Company.

We maintain a deferral program under which each non-employee director may, at his or her election and prior to the grant date, defer settlement of 100% of his or her vested restricted stock units until the earliest of (a) 360, 720 or 1,080 days following the vesting of the restricted stock units (with the non-employee director affirmatively selecting the number of days); (b) a change of control; and (c) a termination of service.

Under the Company's stock ownership guidelines, non-employee directors are required to meet a share ownership level with a minimum value equal to 5.0 times the base annual cash retainer payable to non-employee directors (one-third of which must be owned outright in the form of shares of our common stock). Non-employee directors are expected to meet their ownership levels within five years of becoming subject to the guidelines. All of our non-employee directors who have served at least five years are currently in compliance with the guidelines.

The 2020 Non-Employee Director Compensation Policy is designed to ensure alignment with long-term stockholder interests. The

policy is also designed to (i) ensure that the Company can attract and retain outstanding director candidates, (ii) recognize the substantial time commitment necessary to oversee the affairs of the Company and (iii) support the independence of thought and action expected of directors.

In 2020, general and supplemental annual cash retainers were paid to our non-employee directors per the terms of our program (as set forth above), except that the Board agreed to defer payment of the second and third quarter 2020 retainers as part of the Company's cost reduction and liquidity preservation measures as a result of the COVID-19 pandemic. Moreover, on January 14, 2020, each of our non-employee directors received a grant of 3,015 restricted stock units with 100% of such grants vesting on January 14, 2021. Also on January 14, 2020, Mr. Gardner received an additional grant of 1,256 restricted stock units with 100% vesting on January 14, 2021, representing 50% in value of his annual retainer as Chairman of the Board. Prior to the 2020 restricted stock unit grants, Mr. Donaway and Ms. Soto, elected to defer settlement of their restricted stock units to the earliest to occur of 1,080 days following the vesting of such units, a change of control or a termination of service as a director.

The following table sets forth information concerning the compensation earned by our non-employee directors during the year ended December 31, 2020.

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Carlton D. Donaway	$102,500	$120,932	$223,432
Mark B. Dunkerley	$ 85,000	$120,932	$205,932
H. McIntyre Gardner	$120,000	$171,310	$291,310
Robert D. Johnson	$ 91,000	$120,932	$211,932
Barclay G. Jones III	$ 97,500	$120,932	$218,432
Christine P. Richards	$ 82,500	$120,932	$203,432
Myrna M. Soto	$ 82,500	$120,932	$203,432
Dawn M. Zier	$ 88,500	$120,932	$209,432

(1) Amounts shown in the "Stock Awards" column represent the aggregate grant date fair value of restricted stock units granted during 2020 computed in accordance with FASB ASC Topic 718. The table below shows the aggregate numbers of unvested restricted stock unit awards outstanding for each non-employee director as of December 31, 2020. None of the non-employee directors held any stock option awards as of December 31, 2020.

Name	Restricted stock units
Carlton D. Donaway	3,015
Mark B. Dunkerley	3,015
H. McIntyre Gardner	4,271
Robert D. Johnson	3,015
Barclay G. Jones III	3,015
Christine P. Richards	3,015
Myrna M. Soto	3,015
Dawn M. Zier	3,015



2021 Non-Employee Director Compensation

It has been the practice of the Compensation Committee to review the competitiveness of our compensation program for non-employee directors every two years rather than annually. As such, the Compensation Committee did not make any changes to the 2020 Non-Employee Director Compensation Policy described above. Accordingly, on January 13, 2021, each of our non-employee directors received a grant of 4,769 restricted stock units with 100% of such grants vesting on January 13, 2022. Also on

January 13, 2021, Mr. Gardner received an additional grant of 1,987 restricted stock units with 100% vesting on January 13, 2022, representing 50% in value of his annual retainer as Chairman of the Board. Mr. Donaway and Ms. Soto elected to defer settlement of their 2021 grant of restricted stock units to the earliest to occur of 1,080 days following the vesting of such units, a change of control or a termination of service as a director. For 2021, general and supplemental annual cash retainers are expected to be paid to our non-employee directors per the terms of our program, as set forth above.

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers, or NEOs, should be read together with the compensation tables and related disclosures in the "Executive Compensation" section of this Proxy Statement. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs.

Our Compensation Committee is appointed by the Board and is responsible for establishing, implementing, and monitoring adherence to our compensation philosophy. We seek to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive.

During 2020, the Compensation Committee continued to engage Willis Towers Watson as the Compensation Committee's independent compensation advisor. The Committee also retained external legal counsel during 2020. Each year, the Compensation Committee evaluates the qualifications, performance and independence of its independent compensation consultant and legal counsel. During 2020, the Compensation Committee reviewed information regarding the independence and potential conflicts of interest of Willis Towers Watson and external legal counsel. The Compensation Committee members took into account, among other things, the factors enumerated by the SEC and the NYSE for evaluating compensation advisor independence, and concluded that its compensation consultant is independent and that no conflict of interest currently exists with respect to the work performed by the firm. Representatives of Willis Towers Watson

and external legal counsel have direct access to Compensation Committee members (and vice versa) without management involvement. The Compensation Committee has sole authority to replace its compensation consultant and/or legal counsel from time to time and to hire additional consultants and legal counsel at any time. Representatives of Willis Towers Watson participated in all meetings of the Compensation Committee in 2020.

With respect to executive compensation approved for the year 2020, the Compensation Committee based its decisions in part on comparative compensation market data provided by Willis Towers Watson. The Compensation Committee also considered input provided by Mr. Christie, who served as our CEO during 2020, with respect to compensation of our other NEOs. However, Mr. Christie does not provide input for the Compensation Committee's determination of his own compensation. Decisions of our Compensation Committee pertaining to the compensation of our NEOs and the Company's executive compensation programs are regularly reported to, and in many instances concurred by, the full Board. We continue to be committed to shareholder engagement, communication and transparency, and when we design our compensation policies, we endeavor to ensure that management's interests are aligned with those of our stockholders and that such policies support long-term value creation. Our long-standing compensation philosophy to pay our executive officers for performance, measured against Company goals, remained an integral part of our overall compensation program in 2020.

Our NEOs for 2020 were as follows:

- Edward M. Christie III, President and Chief Executive Officer
- Scott M. Haralson, Senior Vice President and Chief Financial Officer
- John Bendoraitis, Executive Vice President and Chief Operating Officer
- Matthew H. Klein, Executive Vice President and Chief Commercial Officer
- Thomas C. Canfield, Senior Vice President, General Counsel and Secretary



2020 Company Performance Highlights

During 2020, the COVID-19 pandemic dramatically disrupted the airline industry and our business. Numerous travel restrictions and stay-at-home directives were put in place by local, state and federal U.S. authorities, as well as by foreign governments, resulting in cancellations and significantly reduced travel. We experienced healthy passenger booking and revenue trends for the first two months of 2020 and year-over-year increases that were in line with our expectations. However, as a result of the COVID-19 pandemic, we experienced sharp declines in passenger demand and bookings beginning in March 2020, which continued through the remainder of the year, and we had unprecedented levels of cancellations and capacity reductions. As a result, our operations for 2020 were adversely affected by this reduction in air travel demand. With the sudden and significant reduction in air travel demand resulting from the COVID-19 pandemic, our load factor significantly decreased beginning in the latter part of March 2020 and continued through the remainder of the year. Load factor for 2020 was 69.7% as compared to 84.4% for the prior year. We continued to experience weak passenger demand and bookings during the last three quarters of 2020 driving a decrease in operating revenues of 52.7%, year over year, and a decrease in capacity of 33.7%, year over year. During 2020, we were unable to deliver a profit due to the impact of the COVID-19 pandemic on our airline.

As the COVID-19 pandemic continues to evolve, our financial and operational outlook remains subject to change. We continue to monitor the impact of the pandemic on our operations and financial condition, and to implement and adapt mitigation strategies while working to preserve our cash and ensure our long-term sustainability. Since the onset of the spread of COVID-19 in the U.S. in the first quarter of 2020, we have taken several actions to increase liquidity and strengthen our financial position (for more detailed information, please refer to the Company's 2020 annual report on Form 10-K filed with the SEC on February 10, 2021). As a result of these actions, as of December 31, 2020, we had unrestricted cash and cash equivalents and short-term investment securities of $1,896.1 million. Other actions taken by the Company to counter the impact of the COVID-19 pandemic include:

- reducing planned discretionary non-aircraft capital spend in 2020 by approximately $70 million;
- deferring approximately $25 million in heavy maintenance events from 2020 to 2021;
- reducing planned non-fuel operating costs for 2020 by approximately $30 million, excluding savings related to reduced capacity;
- suspending hiring across the Company except to fill essential roles;
- entering into agreements to defer payments in 2020 related to facility rents and other airport services contracts at certain locations;
- entering into agreements with lessors to temporarily defer aircraft rent payments;
- continuing to work with service providers to temporarily defer maintenance and service contract payments;
- continuing to work with unionized and non-unionized employees to create voluntary leave programs; and
- continuing to pursue additional financing secured by its unencumbered assets.

Covid-19 Related Compensation Restrictions

In April 2020, we entered into a Payroll Support Program ("PSP") with the United States Department of the Treasury ("Treasury") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). In connection with our participation in the PSP, we are subject to restrictions on the amount of total compensation that we can provide to all of our NEOs. In January 2021, we entered into a new Payroll Support Program ("PSP2") which effectively extended the same compensation restrictions until October 1, 2022. The restrictions include limiting annual compensation and benefits, and severance pay upon certain terminations. We will comply with CARES Act compensation restrictions to the extent applicable

Pay-For-Performance Alignment

As noted below, we have designed the compensation program for our executive officers to be responsive to the performance of our Company by making a high percentage of our NEOs' annual compensation "at risk" and tied to various performance metrics. In the case of awards approved in 2020, such metrics included (i) Company financial and operating metrics used to determine payouts under our annual short-term cash incentive plan; and (ii) relative total shareholder return ("TSR") and relative adjusted operating margin ("Op Margin"), used to determine the settlement amount of half of our annual long-term equity-based awards, the ultimate value of which is tied to the value of our Company's stock price. Consistent with the foregoing pay-for-performance philosophy, the variability of the following performance-driven payouts also demonstrates the strong alignment of our executives' interests with those of our stockholders:

Short Term Incentive (STI) Payouts

2020
- Despite achieving a 41.5% (of target) performance payout factor, the Company did not meet the required minimum level of net income (50% of the net income forecast for 2020, before potential effects of the pandemic were known). This resulted in a zero payout to NEOs under the Company's short-term incentive plan for 2020.

2019
- In January 2020 the Compensation Committee approved payout bonuses under the 2019 annual short-term cash incentive plan equal to 84.4% of target, as the Company performed below target on CASM ex-fuel, TRASM and DOT complaints metrics and above target for A:14 performance.

PSU (based on TSR) Payouts

2020
- The performance share units based on relative total shareholder return granted in 2018 to our executive officers for the 2018-2020 performance cycle, settled in January 2021 with a zero payout, based on a below threshold total shareholder return.

2019
- The performance share units based on relative total shareholder return granted in 2017 to our executive officers for the 2017-2019 performance cycle, settled in April 2020 with a zero payout, based on a below threshold total shareholder return.

PSU (based on Op Margin) Payouts

2020
- The performance share units based on adjusted operating margin, granted in 2018 to our executive officers for the 2018-2020 performance cycle, settled in March 2021 with a 100% payout, at median operating margin performance (ranking fifth out of a ten-member peer group).

2019
- The performance share units based on adjusted operating margin, granted in 2017 to our executive officers for the 2017-2019 performance cycle, settled in April 2020 with a 25.2% payout, at threshold operating margin performance (ranking fourth out of a ten-member peer group).

The Compensation Committee also monitors the actual pay received or realized by the Company's executive officers to assess the effectiveness of the pay-for-performance program and gauge the alignment of our executives' interests with those of our stockholders.

Executive Compensation Philosophy and Objectives

The market for experienced management talent is highly competitive in our industry. Airline industry consolidation, as well as new airline startups, further intensify that competitiveness. Our goal is to attract, motivate and retain executives with the talent and experience necessary for us to achieve our strategic business plan and to optimally manage each of our business functions. In doing so, we draw upon a pool of talent that is highly sought after within the airline industry and elsewhere in the travel, hospitality and general industries. Within this talent pool, we seek individuals who we believe will be able to contribute to our unique ultra low-cost operating model and our vision of future success, our culture and values, and who will enhance the cohesiveness and productivity of our leadership team. We regard as fundamental that executive officer compensation be structured to provide competitive base salaries and benefits to attract and retain superior executive officers, and to provide incentive compensation to motivate executive officers to attain, and to reward executive

officers for attaining, established financial, operational and other goals that are consistent with increasing stockholder value.

Since our initial public offering in 2011, and with the input and assistance of Willis Towers Watson, our Compensation Committee has adhered to a comprehensive executive compensation program designed to provide appropriately balanced mixes of (i) fixed versus at-risk variable compensation, (ii) annual versus long-term compensation and (iii) cash versus equity-based compensation. As described below, our executive compensation program is structured around three primary components: fixed base salary, annual cash incentive compensation (bonuses) linked to performance targets and equity-based long-term incentive compensation consisting of a combination of restricted stock units ("RSUs") and performance share units ("PSUs").

Shareholder engagement, communication and transparency are important factors considered when we design our compensation policies. The Company communicates regularly with shareholders on various key matters, including executive compensation, and seeks to incorporate shareholder feedback into its executive compensation practices.



In determining the form and amount of compensation payable to our NEOs, we are guided by the following principles:

- **Compensation levels should be competitive to attract and retain key executives.** We aim to provide an executive compensation package that attracts, motivates and retains high performing talent and reward them for our achieving and maintaining a strong competitive position in our industry. Total compensation (*i.e.*, maximum achievable compensation) should increase with position and responsibility.
- **Compensation should relate directly to performance, and "at risk" incentive compensation should constitute a significant portion of total compensation.** We aim to foster a pay-for-performance culture, with a significant portion of total compensation being "at risk." Accordingly, a significant portion of total compensation (both short-term and long-term) is tied to and vary with our financial, operational performance and achieving strategic performance, as well as individual performance. Executives with greater roles and the ability to directly impact our strategic goals and our financial and operational results should bear a greater proportion of the risk if these goals and results are not achieved. The amount of "at risk pay" is structured accordingly.
- **Incentive compensation should align executives' interests with our stockholders' interests.** Awards of short-term incentives, consisting of annual cash bonus opportunities, encourage executives to focus on achieving short-term performance objectives that drive creation of shareholder value. Awards of long-term incentives, comprised mainly of equity-based compensation, encourage executives to focus on achieving our long-term growth objectives and incentivize executives to manage the Company from the perspective of stockholders with a meaningful stake in us, as well as to focus on retention and on a long-term career orientation.

Below is the mix of compensation elements for our NEOs in 2020, reflecting our emphasis on performance-based compensation. For the year 2020, as described in more detail herein, our NEOs did not receive a short-term incentive payout.



Chief Executive Officer

Base Salary
22%
Short Term Cash Incentive
11%
Long Term Equity Incentive
66%
At-Risk/Variable Compensation
77%

Other NEOs

Base Salary
33%
Short Term Cash Incentive
12%
Long Term Equity Incentive
55%
At-Risk/Variable Compensation
67%

Note: the compensation data for the above pie charts was determined as follows: "Base Salary" represents the salary earned and paid in 2020; "Short Term Cash Incentive" represents an unrealized payout factor of 41.5% of the target bonus opportunity based on the Company's performance against the four performance metrics described below; our NEOs did not receive a short-term incentive payout for the year 2020 as the Company did not achieve the minimum level of net income of $191.1 million, representing 50% of the net income amount set forth in the Company's 2020 operating plan (described in more detail in the "Performance-Based Short-Term Incentives" subsection below); and "Long Term Equity Incentive" represents the aggregate grant date fair value of the equity-based grants awarded in 2020 (described in more detail in the "Equity-based long-term incentives" subsection below).

What We Do and Do Not Do

WE DO	WE DO NOT
✔ Target each compensation component (salary, STI, LTI, etc.) for our NEOs generally at the market median (50th percentile)	✘ Allow hedging or pledging of Company securities
✔ Pay for performance and, accordingly, a significant portion of each NEO's total compensation opportunity is "at risk" and dependent upon achievement of specific corporate and individual performance goals	✘ Encourage unnecessary or excessive risk taking as a result of our compensation policies and practices
✔ Base our short-term incentive plan on multiple performance measurements, including both financial and operational metrics	✘ Provide perquisites to our NEOs that are not generally offered to all other executives
✔ Complement our annual compensation to each NEO with time-based and performance-based multi-year vesting schedules and performance cycles for equity incentive awards	✘ Have employment agreements with any of our NEOs other than with our CEO
✔ Base any annual base salary adjustments and annual long-term equity awards to our NEOs, partially, on prior-year individual performance	✘ Provide a defined benefit pension plan or any supplemental executive retirement plan or other form of non-qualified retirement plan for our NEOs
✔ Select and use a peer group of similarly sized airlines to assess the compensation of our Chief Executive Officer, Chief Operating Officer and Chief Commercial Officer, review and consider peer group and general industry survey data to assess the compensation of our Chief Financial Officer and General Counsel, and select and use a peer group of publicly traded airline companies to compare and rank the Company's total shareholder return and adjusted operating margin	✘ Provide for any "gross ups" for any excise taxes imposed with respect to Section 280G (change-in-control payments) or Section 409A (nonqualified deferred compensation) of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the "Code")
✔ Maintain a robust clawback policy pursuant to which the Company can seek reimbursement of either cash or equity based incentive compensation in the event of a financial restatement or other scenarios involving fraud, negligence or misconduct that cause reputational or financial harm	✘ Provide for single-trigger vesting acceleration of equity-based awards upon a change in control of the Company unless the acquirer does not assume or replace such awards
✔ Have stock ownership guidelines for our executives and non-employee directors	✘ Allow any repricing of stock options/stock appreciation rights without stockholder approval or unlimited transferability of awards
✔ Engage an independent compensation consultant to advise the Compensation Committee, which is comprised solely of independent directors	✘ Have deferred compensation plans, profit-sharing plans or employee stock purchase plans
✔ Provide for minimum vesting of awards (*i.e.*, one year following the date of grant) and maximum award limits (*i.e.*, 1,000,000 shares for options and stock appreciation rights and 300,000 shares or $10 million for other types of awards)	
✔ Conduct regular executive sessions of our Compensation Committee from which executives and other employees are excluded	
✔ Ensure that a significant portion of our non-employee director compensation consists of time-vested restricted stock units	
✔ Have an annual limit on the compensation (both cash and equity-based) that may be paid to any non-employee director during any calendar year	



Results of 2020 Advisory Vote on Executive Compensation and Stockholder Engagement

At our annual meeting of stockholders in June 2020, our stockholders once again expressed support for our compensation programs and the compensation of our NEOs, with an approval rate of approximately 98% for our management "say on pay" resolution. The Compensation Committee carefully evaluated the results of the 2020 "say on pay" vote, and consistent with recommendations from Willis Towers Watson, made no significant changes to the overall design of our compensation program during 2020.

The Company communicates regularly with shareholders on various matters, including executive compensation, and seeks to incorporate shareholder input into its executive compensation practices. The Compensation Committee will continue to take into account stockholder feedback and evolving best practices in making compensation decisions in future years and will continuously endeavor to ensure that management's interests are aligned with those of our stockholders and support long-term value creation.

Determination of Compensation

The Compensation Committee meets periodically to specifically review and determine adjustments, if any, to the CEO's compensation, including his base salary, annual bonus compensation and long-term equity awards, and to review and consider recommendations of the CEO with respect to the other NEOs' base salaries, annual bonus compensation and long-term equity awards. For 2020, as more fully described below, the Compensation Committee determined each individual component of compensation for our NEOs. The Compensation Committee annually evaluates our company-wide performance against the approved operating plan for the prior fiscal year. The Compensation Committee also meets periodically to discuss compensation-related matters as they arise during the year. For each year, our CEO evaluates each other NEO's individual performance and contributions to the Company's success and reports to the Compensation Committee his recommendations regarding each element of the other NEOs' compensation. The CEO does not participate in any formal discussion with the Compensation Committee regarding decisions on his own compensation, and on request of the Compensation Committee he recuses himself from meetings when his individual performance is evaluated and his compensation is discussed and decided.

Willis Towers Watson has worked closely with the Compensation Committee to determine an appropriate executive compensation strategy that supports our core business objectives: maintaining low costs, profitable growth, safe and reliable operations, sound cash flow and long-term value creation. In considering approaches to executive compensation, the Compensation Committee continuously reviews ways to strengthen the alignment of management's interests with the interests of shareholders, strengthen our ability to attract, motivate and retain key executive

talent and design plans that account for the relatively high volatility and cyclicality of our industry.

In order to assist the Compensation Committee in setting appropriate compensation plans, performance metrics and target amounts for 2020, Willis Towers Watson conducted an extensive executive compensation program assessment of our executive compensation program. As a starting point, the Compensation Committee discussed the appropriate bases for comparison in setting compensation parameter. In December, 2019, after consideration, and based on recommendations from Willis Towers Watson, the Compensation Committee approved a group of publicly traded airline companies as the appropriate talent-competitor peer group for compensation market comparison purposes for 2020 (the "Compensation Peer Group", listed in more detail below). The selection of companies for the Compensation Peer Group focused on a mix of passenger carriers as an appropriate population for assessing the amounts and percentile rankings of compensation elements for NEOs, including base salaries, short-term incentives (bonuses) and long-term equity-based incentives. Data for Allegiant Travel Company's CEO (who is also a large shareholder of that company) was excluded due to particularities of that executive's pay package.

Willis Towers Watson primarily used the Compensation Peer Group to assess the competitiveness of our Chief Executive Officer's, Chief Operating Officer's and Chief Commercial Officer's compensation, as these positions would normally be recruited from other passenger airlines. In assessing the compensation of our Chief Financial Officer and General Counsel, Willis Towers Watson used a blended approach consisting of both Compensation Peer Group proxy data and general industry survey data, adjusted for revenue size, as these positions could also generally be recruited from companies in other industries. For its analysis prepared for 2020 compensation purposes, Willis Towers Watson used data taken from the following three executive pay surveys:

• Seabury Consulting 2019 *Airline Industry Management Compensation Survey (aviation industry);*

• Willis Towers Watson *2019 General Industry Executive Compensation Survey (general industry)*; and

• Mercer 2019 Mercer Airline and Transporation survey.

The data from the two general industry executive surveys reflected companies with revenues approximating the revenues of the Company. The Compensation Committee was not aware of the individual participating companies in the surveys and reviewed the data in a summarized fashion.

For purposes of measuring our total shareholder return and performance on adjusted operating margin for the performance share units awarded to our executive officers in 2020 (as described in more detail below), in December 2019 the Compensation Committee approved a broader group of publicly traded airline companies as a relevant peer group (the "Performance Share TSR Peer Group" and "Performance Share Op Margin Peer Group" as applicable).

Below are the Company's 2020 peer groups:

Airline	2020 Airline Peer Groups			
	Compensation	Short-Term Incentive – A:14	PSU – TSR	PSU – Op Margin
Alaska	X	X	X	X
Allegiant	X	X	X	X
American		X	X	X
Delta		X	X	X
Frontier		X		
Hawaiian	X	X	X	X
JetBlue	X	X	X	X
SkyWest			X	X
Southwest		X	X	X
WestJet	X			
United		X	X	X
Spirit	Compared to Group Compensation	Included in Ranking	Included in Ranking	Compared to Group Performance

Compensation Philosophy and Market Positioning

For 2020, the Compensation Committee opted to set the target-pay positioning at the median (50th percentile) for each element of pay vs. the historical approach of targeting the market median for total direct compensation. The Compensation Committee determined that change was necessary to attract and retain seasoned and industry-leading executive talent to support Spirit's growth profile. Within this general framework and following the recommendation of Willis Towers Watson, the Compensation Committee has approved the following compensation philosophy based on our objectives and unique business model:

- **Base Salary:** Determined based on scope of responsibility, experience, and performance. It is set at competitive level based on market median to attract and retain high-performing and experienced leaders.
- **Short-Term Incentive:** In order to appropriately reward achievement of our annual business and financial objectives, target short-term incentives set at market median levels.

- **Long-Term Incentive:** To incentivize profitable longer-term growth, increase alignment with shareholder interests and provide for retention of key talent, target long-term equity-based incentives would be set at market median levels.

Along with the above described elements of the pay, the target total cash compensation (TCC, consisting of base salary and target short-term incentive) and Target total direct compensation (TDC consisting of TCC and Long-term Incentive) pay components would also be set at market median levels.

We believe our executive compensation philosophy will enable us to maintain our competitive position for key executive talent by targeting market median for each elements of pay. The Compensation Committee reserves discretion to deviate from the above guidelines as necessary to account for changing industry characteristics, our particular business model, individual performance, economic factors outside our control, and other factors. An analysis prepared by Willis Towers Watson in December 2020 indicated that our NEOs' 2020 Compensation is aligned with the desired pay positioning, approximating the 50th percentile of the market.



Elements of Compensation

For 2020, our compensation program for our NEOs consisted of four components:

- base salary
- annual cash incentive program (bonus)
- equity-based long-term incentives
- benefits

We are continuing to build our executive compensation program around each of the above elements because each individual component is useful in achieving one or more of the objectives of the program and we believe that, collectively, they are effective in achieving our overall objectives.

1. ***Base Salary***. We provide our NEOs and other employees with a base salary to compensate them for services rendered during the year and to provide them with a minimum level of guaranteed pay. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Base salary amounts are established based on consideration of, among other factors, the scope of the NEOs' responsibilities, ability to contribute to the Company's success, years of service and individual job performance and the Compensation Committee's general knowledge of the competitive market, based on, among other things, experience with other companies and our industry and market data provided by Willis Towers Watson.

Mr. Christie's annual base did not increase in 2020 and remained at $700,000 (which was set on January 1, 2019). Effective February 1, 2020, the annual base salaries of Messrs. Klein, and Haralson were increased to $400,000, and $375,000, respectively, representing increases of 6.7%, and 15.4%, accordingly. The increase for Mr. Klein was associated with his promotion to EVP & Chief Commercial Officer. The increase for Mr. Haralson was implemented to bring his salary closer to the market median. Annual base salary for Messrs. Bendoraitis and Canfield did not increase in 2020. The NEOs' 2020 base salaries are set forth under the "Summary Compensation Table" below and are prorated, when applicable, to reflect the changes made.

As first line of response to the COVID-19 pandemic, and to preserve cash for the business and in recognition of decreased wage earnings across the Company, Mr. Christie's reduced his salary by 30%, while the rest of the NEOs reduced their salaries by 10%, in each case, for the period beginning on March 16th, 2020 through June 30th, 2020.

2. ***Performance-Based Short-Term Incentives***. Cash bonuses are intended to provide incentives to meet or exceed company-wide financial and operating performance objectives. All of our NEOs and other executive officers are eligible for annual cash bonuses, which are determined annually based on achievement of a set of pre-established financial and operational performance metrics established for the year at or shortly after the time of the Board's approval of the annual operating plan. The Compensation Committee maintains the ability to apply certain discretion to any cash bonus payouts, including making adjustments based on the Company's safety performance and any unanticipated unusual circumstances that may arise during the performance year.

Our annual incentive bonus program is administered by the Compensation Committee. For each year, the Compensation Committee approves (i) the performance metrics; (ii) the weighting of the performance metrics; (iii) the threshold, target and stretch (maximum) performance levels for each metric and the percentage payouts for the performance levels (usually zero for less than threshold performance, 50% of target value for threshold performance, 100% of target value for target performance and 200% of target value for stretch or maximum performance); and (iv) the target bonus opportunities for officer positions, expressed as a percentage of base salaries. After the performance results for the year are available, the specific bonus payments are calculated using the formula embodied in the short-term incentive plan, and may include certain discretionary adjustments as the Compensation Committee may approve based on individual performances and other factors. Annual bonus opportunities for executives are awarded under, and subject to the terms and conditions of, our 2015 Incentive Award Plan described below and related award agreements. Moreover, as described below, we maintain a robust clawback policy covering incentive compensation (cash and equity-based) paid to our executive officers to further align management with the interests of stockholders over the long term.

In January 2020, the Compensation Committee, after considering our Company objectives and operating plan for the year 2020, finalized and adopted our 2020 short-term incentive plan for our executive officers. The Compensation Committee determined that no payments under the 2020 plan would be made unless the Company achieved a minimum level of net income of $191.1 million, representing 50% of the net income amount set forth in the Company's 2020 operating plan, as a baseline requirement. During 2020, the target bonus opportunity was maintained at: 125% of base salary for our President and CEO, Mr. Christie, at 70% of base salary for senior vice presidents and at 50% of base salary for vice presidents. To better align short-term incentives target of executive vice presidents to the market, the Compensation Committee increased their target bonus opportunity from 80% to 90% of base salary. Accordingly, the target bonus opportunity for each Messrs. Bendoraitis and Klein increased to 90% of his respective base salary during 2020. Assuming the minimum net income amount was achieved, payout would be based on the Company's performance against the metrics outlined below. Consistent with our 2020 operating plan, these metrics and their weightings supported our Company's focus in 2020 on profitability, on-time performance and customer experience:

Metric	Weighting	Definition
Adjusted CASM ex-fuel	50%	Operating costs less fuel and special items per available seat mile, adjusted for stage length.
Adjusted Total RASM	20%	Total operating revenues per available seat mile, adjusted for stage length.
A:14	20%	Percentage of flights that arrive at the destination gate within 14 minutes of scheduled arrival time.
DOT Complaint Rate	10%	Rate of DOT complaints per 100,000 customers.

Payouts for each of the metrics would vary, on a linear basis as follows: $0, if results were below the threshold performance level (except that for the RASM metric, a 20% payout would be approved if results were below the threshold performance level but above a certain pre-determined level), 50% of target value, if results were at the threshold performance level, 100% of target value, if results were at the target performance level, and up to a maximum of 200% of target value, if results were at or above the stretch performance level. Payouts for performance results falling between reference points are determined by interpolation. In setting the foregoing goals and corresponding payout levels, the Compensation Committee carefully considered and scrutinized certain industry data provided by Willis Towers Watson, and approved criteria which, while considered difficult to achieve, incentivizes the Company's executive officers to deliver strong performance against our financial and operational objectives. As in prior years, the Compensation Committee also reserved discretion to reduce payouts in light of safety events occurring during the year and also to adjust for other factors it deems relevant in assessing actual performance in 2020 as compared to our 2020 operating plan. The following table sets forth the target performance levels under the 2020 short-term incentive plan metrics, the weighting of the performance metrics, the performance results under each metric and the resulting payout percentages.

Metric and Weight	Target Level – 100% Payout		2020 Results		Payout Percentage
CASM ex-fuel (50% weight)	5.658 cents		7.922 cents		0%
Total RASM (20% weight)	9.129 cents		6.527 cents		0%
A:14 (20% weight)	N/A	(1)	N/A	(1)	40.0%
DOT Complaint Rate (10% weight)	N/A	(2)	N/A	(2)	1.5%
	Total achieved (% of target)				41.5%
	Payout after consideration of net income trigger (3):				0%

(1) Payout for the A:14 metric is calculated based on a weighted blend of performance results between the Company's annual A:14 ranking (according to DOT reporting) and annual A:14 performance percent achievement, with the metric that reflects the better performance to be weighed 2/3 and the other metric to be weighed 1/3 in calculating the payout for A:14. For year 2020, the Company's blended of A:14 metric performance was calculated at 200.0% of target.

(2) Payout for the DOT complaint rate metric is calculated based on the Company's DOT complaint rate average monthly performance against a seasonally adjusted performance target between 1.25 and 3.75 DOT complaints per 100,000 customers. Company's performance results against the DOT complaint rate target, was calculated at 15.1% of target.

(3) Even though the Company achieved a payout percentage of 41.5% for all the metrics combined, it did not meet the baseline net income trigger requirement of 50% of planned 2020 Net Income, and this resulted in a payout factor of 0%.

In January 2021, the Compensation Committee reviewed the Company's performance under the four performance metrics previously selected for the 2020 short-term incentive plan, as described above. Although the total achieved based on the four performance metrics was 41.5% of the target bonus opportunity, the resulting 2020 payout level equaled 0% of target bonus opportunity, as the company did not meet the overall baseline requirement of achieving a minimum level of net income of $191.1 million, representing 50% of the net income amount set forth in the Company's 2020 operating plan. The Compensation Committee did not make any discretionary adjustments to the payout of the 2020 annual cash bonuses. Based on the foregoing, none of our NEOs received a payout under the Company's 2020 short-term incentive program.



3.   ***Equity-Based Long-Term Incentives***. We believe that long-term performance is strengthened through an ownership culture that rewards and encourages long-term performance by our executive officers through the use of equity-based awards. The equity awards we make to our executive officers are designed to align our executives' compensation with demonstrable long-term Company performance and to reward superior performance (measured both against internal goals and peer performance), to align their interest in building value with that of our shareholders by promoting equity ownership and to enhance retention of key senior management talent.

Our 2015 Incentive Award Plan, or the 2015 Plan, was adopted by the Board on December 17, 2014 and approved by our stockholders on June 14, 2015. The 2015 Plan was designed and developed by the Compensation Committee, with input from its independent legal counsel and Willis Towers Watson. Our long-term incentive awards have generally consisted of RSUs and PSUs. As more fully described above in Proposal 4, we are asking our shareholders to approve the First Amendment to our 2015 Incentive Award Plan to increase the number of shares of common stock authorized for issuance under the plan and to make certain other changes to the plan.

After consultation with Willis Towers Watson, the Compensation Committee determined that equity awards under the 2020 long-term incentive program would be split as follows:

Performance Based LTI

- 50%   RSUs, vesting in 1/3rd increments annually over three years
- 33.3% PSUs, with the number of shares settled based on relative adjusted operating margin measured over a three-year period
- 16.7% PSUs, with the number of shares settled based on relative total shareholder return measured over a three-year period

The pay-for-performance component of the Company's 2020 long term incentive program utilized a mix of relative total shareholder return and relative adjusted operating margin as performance metrics. The adjusted operating margin is an amount, expressed as a percentage, equal to (i) total operating revenue minus total operating expenses (excluding special items and gains or losses on disposal of assets) *divided* by (ii) total operating revenue.

Accordingly, in January 2020, the Compensation Committee granted equity-based awards under the 2015 Plan to our NEOs as follows:

Named Executive Officers	Restricted Stock Units	Performance Share Units (Based on Adjusted Operating Margin)	Performance Share Units (Based on Total Shareholder Return)
Edward M. Christie III	23,241	15,492	7,749
Scott M. Haralson	6,909	4,605	2,305
John Bendoraitis	8,793	5,862	2,932
Matthew H. Klein	8,793	5,862	2,932
Thomas C. Canfield	7,223	4,815	2,409

The performance share units are subject to a three-year performance cycle starting on January 1, 2020 and ending on December 31, 2022.

As a result of the foregoing decisions for 2020, 50% of the Company's 2020 long-term incentive compensation for NEOs was performance-based.

The PSUs based on adjusted operating margin, granted in 2020, are to be settled in a number of shares of common stock ranging from 0% to 200% of the number of units awarded, based on the Company's cumulative adjusted operating margin performance compared to that of companies included in a performance share peer group, over the three-year period commencing January 1, 2020 and ending December 31, 2022, with threshold, target and maximum settlement payouts set at 25%, 100% and 200%, respectively. For 2020, the Compensation Committee made no changes to the Performance Share Op Margin Peer Group used in 2019. The following table illustrates the ranking based payout scale for the 2020 grants of performance share units based on the Company's adjusted operating margin performance:



PAYOUT SCALE
Payout %
200%
100%
25%
0%
Threshold
Target
Maximum
Adjusted Op Margin Percentage Rank
< 7
7
5
1
Payout between 25%-100% is determined by linear interpolation of actual Op-Margin Results between these points
Payout between 100%-200% is determined by linear interpolation of actual Op-Margin Results between these points

If the Company's Adjusted Operating Margin Percentage rank is the second, third, or fourth highest among the peer companies, or sixth highest among the peer companies, then the number of shares issued is adjusted based on linear interpolation, based on the percentage achieved.



The performance share units based on relative total shareholder return, granted in 2020, are to be settled in a number of shares of common stock ranging from 0% to 200% of the number of units awarded, based on the Company's total shareholder return compared to that of companies included in a performance share peer group over the three-year period commencing January 1, 2020 and ending December 31, 2022, with threshold, target and maximum settlement payouts set at 25%, 100% and 200%, respectively. For 2020, the Compensation Committee made no changes to the Performance Share TSR Peer Group used in 2019, and determined that regardless of the Company's relative TSR ranking, if the Company's total shareholder return was negative, the corresponding number of shares to be issued would be limited to target. The following table below illustrates the ranking based payout scale for the 2020 grants of performance share units based on relative total shareholder return.



*   As stated above, regardless of ranking among the performance share peer group, if the Company's total shareholder return is negative, the corresponding number of shares issued would be limited to target level.

2020 Equity-Based Long-Term Incentive Payouts:

The PSUs based on relative total shareholder return granted in 2018 to our executive officers for the 2018-2020 performance cycle settled in January 2021 with a zero payout, based on a below threshold total shareholder return (ranking eighth out of a ten-member peer group). The PSUs based on adjusted operating margin also granted in 2018 for the 2018-2020 performance cycle settled in March 2021 with a 100% payout, due to at-target operating margin performance (ranking fifth out of a ten-member peer group). Below is the number of shares of the Company's common stock issued to each of our NEOs in settlement of their performance share units granted in 2018 based on total shareholder return and adjusted operating margin:

Named Executive Officer	Performance Share Units (Based on Total Shareholder Return) with Scheduled Vesting in 2020	Settlement Shares	Performance Share Units (Based on Adjusted Operating Margin) with scheduled vesting in 2020	Settlement Shares
Edward M. Christie III	10,986	—	5,493	5,493
Scott M. Haralson	2,417	—	1,208	1,208
John Bendoraitis	5,273	—	2,637	2,637
Matthew H. Klein	4,175	—	2,087	2,087
Thomas C. Canfield	4,834	—	2,417	2,417

4. *Benefits.* We provide the following benefits to our NEOs. Similar benefits are provided to all our employees:

- medical, dental and vision insurance;
- life insurance, accidental death and dismemberment and business travel and accident insurance;
- employee assistance program;
- health and dependent care flexible spending accounts;
- short and long-term disability; and
- 401(k) plan.

Based on a results of a competitive market study of the Company's Benefits programs, in 2020, the Compensation Committee decided to increase the basic life insurance and accidental death and dismemberment coverage to one times the base salary capped at $500,000 for certain employees, including all NEOs.

In addition, we provide supplemental life insurance to our employees at the director level and above, including our executive officers.

2021 Executive Compensation Decisions

Given the significant negative impact of the COVID-19 pandemic on the Company's business and operations, the Company took a number of strategic actions to ensure long-term success and sustainability of the business. The pandemic caused significantly greater disruption to our business and the airline industry as a whole than any other crisis in recent history and, in light of the dramatic reduction in incentive payouts to our NEOs in 2020, the Compensation Committee made a priority of retaining the recognized talent the Company had assembled in its senior leadership. The Compensation Committee was mindful of the heightened rate of turnover and attrition occurring after other major industry shocks, for example in the aftermath of the 9/11 terrorist events, and agreed that retention of key personnel would be an important factor in the Company's success in emerging from the pandemic. In this respect, with recommendations from Willis Towers Watson, the Compensation Committee approved the following modifications to the Company's executive compensation programs for fiscal year 2021:

Base Salary: to preserve cash in the short-term for the business, no salary increases or adjustments have been provided to our NEOs for 2021.

Short-term incentives (STI): to address uncertainty in the business environment, align the STI plan with the Company's near-term business focus, improve management's line of sight and provide flexibility to shift focus during the course of the year as appropriate, the Compensation Committee decided to (i) divide 2021 STI plan into quarterly performance periods, (ii) set performance targets, metrics and weights for each performance period at the beginning of the quarter, and (iii) make the payouts after the measurement of each performance period. For the 2021 first quarter performance period, the Compensation Committee approved relative adjusted EBITDA margin, A14 % performance achievement and two strategic goals as the performance metrics.

Long-term incentives (LTI): to enhance the motivation of our officers to ensure a successful recovery from the COVID-19 pandemic, to address the retention concerns under the

extraordinary circumstances caused by the COVID-19 pandemic and to align the Company's strategic priorities, the Compensation Committee decided to (i) grant a cash-based performance long-term incentive along with the equity-based LTI, (ii) modify the equity-based LTI plan to grant premium market leveraged stock units (MSUs) along with RSUs and PSUs based on relative adjusted operating margin, and (iii) modify the mix of the 50% PSUs to 25% Op-margin PSUs and 25% premium MSUs.

In accordance with the foregoing, our NEOs were granted a cash-based performance long-term incentive with a target award value equal to the 1-times base salary. 50% of the award vests after 2nd year based 2-year relative cumulative Adjusted Op-Margin and the remaining 50% vests after 3rd year, based on the 3-year relative cumulative Adjusted Op-Margin. Maximum payout is capped at 125% of the target. The cash-based performance long-term incentive based on adjusted operating margin, or profitability, provides better line of sight to management's ability to drive Company performance in relation to industry peers and improves retention by reducing the volatility of equity-based LTI plan payout.

The grant of premium MSUs and the change in the equity mix enhances the retention value of our equity-based grants while keeping the focus on the key metrics of share price appreciation and profitability as we seek to successfully emerge from the significant effects of the pandemic. The premium MSUs: (i) reward absolute stock price appreciation with target performance set at 10% above grant date share price, (ii) have three-year cliff vesting, (iii) are based on share price performance over a three-year measurement period, with components of payout reflecting appreciation above grant date value at the end of the 1st, 2nd and 3rd years, (iv) have no annual component payout if the Company's share price share is below 75% of the grant date price at the end of any year, and (v) have total payout capped at 5X of the original award value.

The timing and amounts of payouts under the cash-based and equity-based long-term incentives are subject to, and may be affected by, applicable compensation restrictions under the CARES Act.



Accordingly, in January 2021, the Compensation Committee granted equity-based LTI awards under the 2015 Plan and cash-based LTI awards to our NEOs as follows:

Named Executive Officers	Cash-based performance long-term incentive ($)	Restricted Stock Units (#)	Performance Share Units (Based on Adjusted Operating Margin) (#)	Premium market leveraged stock units (#)
Edward M. Christie III (President)	$700,000	47,694	23,847	23,847
Scott M. Haralson (SVP)	$375,000	16,096	8,048	8,048
John Bendoraitis (EVP)	$440,000	19,872	9,936	9,936
Matthew H. Klein (EVP)	$400,000	19,872	9,936	9,936
Thomas C. Canfield (SVP)	$375,000	14,705	7,352	7,352

Additional Compensation Information

1. **Severance and Change in Control-Based Compensation**. All of our NEOs are covered by the Company's 2017 executive severance plan (the "2017 Executive Severance Plan"), which was adopted in March 2017 by the Board of Directors on the recommendation of the Compensation Committee. Pursuant to the 2017 Executive Severance Plan and subject to an exception applicable only to Mr. Christie as noted below, as of December 31, 2020, each executive who holds a senior vice president or higher position is entitled to receive:

(a) in the event of an involuntary termination by the Company without cause unrelated to a change in control, (i) a cash severance amount equal to 100% of his or her annual base salary for the year of termination, payable in equal installments over twelve months, (ii) continuation of COBRA coverage for twelve months, (iii) a free family travel pass on our flights for twelve months and (iv) the use of a Company-owned mobile phone for up to thirty days; and

(b) in the event of an involuntary termination by the Company without cause or a voluntary termination by the executive for good reason, in each case occurring within eighteen months following a change in control, (i) a cash severance amount equal to two times the sum of his or her annual base salary for the year of termination plus his or her target incentive bonus for the year of termination, payable in equal installments over twenty four months, (ii) his or her incentive bonus for the year of termination, prorated from the beginning of the year to the date of termination based on actual incentive plan performance as of the date of termination, (iii) outplacement services not to exceed $10,000, (iv) a continuation of COBRA coverage for twelve months, (v) a free family travel pass on our flights for twelve months; and (vi) the use of a Company-owned mobile phone for up to thirty days.

As for severance and other benefits under the 2017 Executive Severance Plan that (i) constitute "parachute payments" within the meaning of Section 280G of the Code ("280G Payments"), and (ii) would otherwise be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then the 280G Payments will be either: (i) delivered in full, or (ii) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999 of the Code, results in the receipt by the executive officer on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. The Company is not required to provide "gross-ups" for any excise taxes.

The 2017 Executive Severance Plan provides, with respect to participants whose employment with the Company commenced on or after September 1, 2014, that (i) the Board is permitted to terminate an officer for poor performance without triggering severance benefits; and (ii) unpaid severance benefits would be offset by compensation earned by a former employee from a new employer during the applicable severance period.

The benefits provided under the 2017 Executive Severance Plan are in lieu of any other benefits provided under any other Company policy, plan or arrangement, including any benefits provided under any employment agreement. As a condition to receiving benefits under the 2017 Executive Severance Plan, participants must execute a general release.

Restricted stock units granted to executive officers under our 2015 Plan are subject to accelerated vesting in the event the executive officer dies or becomes permanently disabled while still employed by the Company or in the event of a termination of the executive officer by the Company without cause or a voluntary resignation by the executive officer for good reason, in either case after the Company has entered into a definitive change in control agreement. Performance share units granted to our executive officers under our 2015 Plan will automatically terminate in the event the executive officer's employment terminates for any reason prior to the end of the applicable performance period except that the Company would be subject to a prorated settlement obligation in the event of a change in control or the executive officer's death or permanent disability during the applicable measurement period.

The Company and Mr. Christie entered into a letter agreement, dated March 15, 2018 (the "Christie Letter Agreement") setting forth the terms and conditions under which he would serve as President and CFO and starting on January 1, 2019, as CEO and President. Under the Christie Letter Agreement, Mr. Christie is eligible for participation in the 2017 Executive Severance Plan; provided, however, that in the event of a non-change in control termination without cause, Mr. Christie shall be entitled to receive a cash severance amount equal to 150% of base salary rather than 100% of base salary and the other terms of the 2017 Executive Severance Plan shall continue to apply. In the event Mr. Christie ceases to be employed by the Company for any reason other than death or a termination by the Company for cause (as defined in the 2017 Executive Severance Plan), subject to his execution of a release of claims in favor of the Company and compliance with a certain non-competition restriction, the Company shall provide him (and his spouse and dependent children) a lifetime travel pass for the Company's flights enabling them to travel for free in any class of service that is available at the time of reservation. The Christie Letter Agreement also includes restrictive covenants, including a 12-month post termination restriction on competition and solicitation.

2. **Limited Perquisites**. Perquisites are not a significant part of our executive compensation program. As is common in the airline industry, senior executives and their immediate families are entitled to certain travel privileges on our flights, which may be on a positive space basis. Similar travel benefits (which generally are on a space available basis) are afforded to all of our director-level employees and above. The value of such flight benefits for the executives is reported as taxable income. We believe that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executive's compensation package. We do

not provide any other significant perquisites or personal benefits to our NEOs. In addition, in circumstances where the Company is recruiting an executive candidate who would have to relocate to accept our job offer, we provide such executive with relocation assistance, which includes travel, shipping household goods and temporary housing. Relocation benefits are an important tool for us to recruit and retain key management talent.

3. **Stock Ownership Guidelines for Executives**. We maintain stock ownership guidelines for our executive officers. Under the guidelines, our NEOs are required to meet a share ownership level (consisting of shares of common stock and restricted stock units but excluding performance share units) with a minimum value equal to 2 times base salary (5 times salary for the CEO) of which at least one-third must be owned outright in the form of shares of our common stock. Also under the guidelines, our other executive officers (non-NEOs) are required to meet a share ownership level (consisting of shares of common stock and restricted stock units but excluding performance share units) with a minimum level equal to 1.5 times base salary of which one-third must be owned outright in the form of shares of our common stock. The Company's officers are expected to meet their ownership levels within five years of becoming subject to the guidelines. All of our executive officers, including our NEOs, who have served at least five years are currently in compliance with the guidelines. The following table sets forth, as of March 22, 2021, information regarding the equity ownership of our NEOs:

Named Executive Officers	Shares of Common Stock Owned Outright	Market Value of Shares of Common Stock Owned Outright (1)	Restricted Stock Units Unvested	Performance Share Units Unvested (2)	Market-Leveraged Stock Units Unvested
Edward M. Christie III (President)	130,117	$4,866,376	85,679	65,126	23,847
Scott M. Haralson (SVP)	20,350	$ 761,090	28,619	19,596	8,048
John Bendoraitis (EVP)	25,530	$ 954,822	42,611	26,203	9,936
Matthew H. Klein (EVP)	13,728	$ 513,427	41,564	23,884	9,936
Thomas C. Canfield (SVP)	59,225	$2,215,015	22,445	19,730	7,352

(1) The market value of shares of common stock owned outright is calculated based on the closing price of our common stock as of March 22, 2021 which was $37.40.

(2) Amounts shown in the "Performance Share Units Unvested" column represent the target number of shares issuable with respect to the awards of performance share units granted in 2019, 2020 and 2021.

4. **Clawback Policy**. In January 2014, the Company adopted a clawback policy (the "Prior Clawback Policy") providing for the termination and forfeiture of outstanding incentive compensation awards to officers and for the recoupment of gains actually or constructively received by officers pursuant to incentive compensation awards, in each case where the Company is required to prepare a restated financial statement and where a lower incentive payment or award would have been made to or received by the officer had they been based on the restated financial results. In March 2019, with input from the Compensation Committee's independent compensation consultant and independent legal counsel, the Compensation Committee approved, and the Board ratified, a new clawback policy (the "New Clawback Policy"), primarily expanding the scenarios under which forfeiture and recoupment of incentive compensation would be allowed and also

expanding coverage to all executives. The New Clawback Policy applies to all incentive compensation approved, granted or awarded on or after March 19, 2019. The Prior Clawback Policy remains in effect with respect to all incentive compensation approved, granted or awarded prior to March 19, 2019. Under the New Clawback Policy, the Company is required to seek reimbursement of incentive compensation (cash and equity-based) paid, and to recoup and cancel incentive compensation yet to be paid, to officers and other executives on the basis of reported financial results that were later the subject of a financial statement restatement, in each case to the extent that the incentive compensation actually received or earned exceeded the amount that would have been received or earned based on the restated financial results, as determined by the Compensation Committee. The New Clawback Policy also gives the Compensation Committee



discretionary recoupment rights in scenarios not involving a financial restatement, including fraud, negligence or misconduct that cause reputational or financial harm to the Company and the payment of incentive compensation based on financial or operating performance results that were incorrectly calculated or reported.

In addition, the award agreements applicable to awards under the Company's long-term incentive plans and awards of annual cash bonus opportunities under the Company's short-term incentive plans contain clawback provisions providing for the termination and forfeiture of outstanding incentive compensation awards and for the recoupment of gains actually or constructively received pursuant to incentive compensation awards, in each situation where the executive engages in any activity in competition with the Company or which is inimical, contrary or harmful to the interests of the Company, as determined by the Compensation Committee.

Taken together, all of the Company's clawback rights and remedies are believed to be consistent with best corporate governance practices.

5. **Tax and Accounting Considerations**. The Board and the Compensation Committee generally consider the financial accounting and tax implications of their executive compensation decisions. Under Section 162(m) of the Internal Revenue Code, compensation paid to certain of our NEOs in excess of $1.0 million per year was not deductible unless the compensation was "performance-based" as described in the regulations under Section 162(m). Our 2015 Plan was generally designed to comply with Section 162(m) (if applicable and practicable) in order to

enable the Company to take company tax deductions in respect of certain performance-based compensation payable to our Section 162(m) executive officers without regard to the limitations of Section 162(m).

The exemption from Section 162(m)'s deduction limit for performance-based compensation was repealed in 2017, effective for taxable years beginning after December 31, 2017, subject to certain grandfathered provisions. Due to uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, including the uncertain scope of certain transition relief under the legislation repealing Section 162(m)'s exemption from the deduction limit, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) in fact will be deductible. The Compensation Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

Our Compensation Committee does not believe that compensation decisions should be determined solely by how much compensation is deductible for federal income tax purposes. As a result, our Compensation Committee has authorized non-deductible compensation and reserves its right to, and retains the discretion to, authorize payments that may not be deductible if it believes that such payments are in the best interests of the Company and its stockholders. Moreover, further changes in applicable tax laws and regulations as well as factors beyond the control of the Compensation Committee can adversely impact the deductibility of compensation paid to our executive officers.

Report of the Compensation Committee of the Board of Directors on Executive Compensation

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Spirit under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's 2020 Annual Report on Form 10-K.

Compensation Committee
Barclay G. Jones III, Chair
Christine P. Richards
Myrna M. Soto
Dawn M. Zier



Compensation Tables

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during the past three calendar years.

Name and Principal Position During 2020	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Edward M. Christie III Chief Executive Officer and President	2020	638,750	—	1,921,116	—	31,579	2,591,445
	2019	700,000	—	1,935,273	738,500	26,680	3,400,453
	2018	543,750	—	4,113,877	987,250	22,801	5,667,678
Scott M. Haralson Senior Vice President, Chief Financial Officer	2020	359,896	—	571,153	—	30,478	961,527
	2019	325,000	—	702,353	192,010	29,413	1,248,776
	2018	278,500	—	466,544	276,318	25,154	1,046,516
John Bendoraitis Executive Vice President, Chief Operating Officer	2020	427,167	—	726,877	—	21,528	1,175,572
	2019	436,667	—	1,313,620	294,837	22,267	2,067,391
	2018	398,625	—	816,093	572,426	19,104	1,806,248
Matthew H. Klein (4) Executive Vice President, Chief Commercial Officer	2020	388,333	—	726,877	—	28,298	1,143,508
	2019	371,667	—	1,064,815	219,581	24,172	1,680,235
Thomas C. Canfield Senior Vice President, General Counsel and Secretary	2020	364,063	—	597,103	—	14,551	975,717
	2019	374,167	—	552,902	221,058	13,709	1,161,836
	2018	364,167	—	747,358	457,575	14,377	1,583,477

(1) Amounts shown in the "Stock Awards" column represent the aggregate grant date fair value of shares of restricted stock units and performance share units, as indicated and computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions and accounting expense recognized, see Note 12, "Stock-Based Compensation", to our Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. For information on the valuation assumptions with respect to grants made prior to 2020, please refer to the notes to our financial statements in our applicable annual report on Form 10-K. The measures that determine the number of units to be earned for the performance share units granted during 2020 are our total shareholder return and adjusted operating margin, compared to the applicable performance peer group and computed over the performance period, which are market and performance conditions, respectively, as defined under FASB ASC 718.

(2) Amounts shown in the "Non-Equity Incentive Plan Compensation" column represent cash bonuses paid under the Company's short-term cash bonus program. For 2020 short-term cash bonus program, the payout was zero for all NEOs, as disclosed more fully under the "Compensation Discussion and Analysis" section of this Proxy Statement.

(3) Amounts under the "All Other Compensation" column consist of 401(k) company-matching contribution, company-paid life insurance and accidental death and dismemberment insurance premiums, travel benefits, relocation payments, health care premiums and contributions, and short-term and long-term disability premiums. The amounts for 2020 are as follows:

Name	401(k) Plan Company Contributions ($) (*)	Company-Paid Life Insurance and Accidental Death and Dismemberment Insurance Premiums ($)	Travel Benefits ($)	Relocation Payments ($)	Health Care Premiums & Contributions ($)	Short-term and Long-term Disability Premiums ($)
Mr. Christie	8,550	732	5,141	—	13,744	3,412
Mr. Haralson	7,826	542	4,954	—	13,744	3,412
Mr. Bendoraitis	8,550	644	2,908	—	6,014	3,412
Mr. Klein	8,550	585	2,007	—	13,744	3,412
Mr. Canfield	—	549	405	—	10,186	3,412

(*) See Note 16 (Defined Contribution 401(k) Plan) to our Financial Statements in our 2020 Annual Report for a description of employer matching contributions made under our defined contribution 401(k) plans.

(4) Mr. Klein was not a NEO in 2018. Effective December 16, 2019, Mr. Klein was promoted from Senior Vice President and Chief Commercial Officer to Executive Vice President and Chief Commercial Officer.

Grants of Plan-Based Awards in 2020

The following table sets forth certain information with respect to grants of plan-based awards to our NEOs for 2020.

Name	Grant Date	Committee Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (2) (#)			All Other Stock Awards: Number of Shares of Stock or Units (3) (#)	Grant Date Fair Market Value of Stock Awards (4) ($)
			Threshold	Target	Maximum	Threshold	Target	Maximum		
Edward M. Christie III			351,313	798,438	1,596,876	—	—	—	—	—
	1/14/2020	1/14/2020	—	—	—	5,810	23,241	46,482	—	988,919
	1/14/2020	1/14/2020	—	—	—	—	—	—	23,241	932,197
Scott M. Haralson			110,848	251,927	503,854	—	—	—	—	—
	1/14/2020	1/14/2020	—	—	—	1,728	6,910	13,820	—	294,033
	1/14/2020	1/14/2020	—	—	—	—	—	—	6,909	277,120
John Bendoraitis			169,158	384,450	768,900	—	—	—	—	—
	1/14/2020	1/14/2020	—	—	—	2,199	8,794	17,588	—	374,190
	1/14/2020	1/14/2020	—	—	—	—	—	—	8,793	352,687
Matthew H. Klein			153,780	349,500	699,000	—	—	—	—	—
	1/14/2020	1/14/2020	—	—	—	2,199	8,794	17,588	—	374,190
	1/14/2020	1/14/2020	—	—	—	—	—	—	8,793	352,687
Thomas C. Canfield			112,131	254,844	509,688	—	—	—	—	—
	1/14/2020	1/14/2020	—	—	—	1,806	7,224	14,448	—	307,389
	1/14/2020	1/14/2020	—	—	—	—	—	—	7,223	289,715

(1) The amounts in the table above reflect the threshold, target and maximum payouts under the Company's 2020 short term cash bonus program, as disclosed more fully under the "Compensation Discussion and Analysis" section of this Proxy Statement. As described in that section, due to the Company's net income falling below $191.1 million for 2020 (that amount representing 50% of the net income amount set forth in the Company's 2020 operating plan), no short term cash bonuses were paid with respect to 2020.

(2) The amounts in the table above reflect the threshold, target and maximum number of shares issuable with respect to performance share units granted in January 2020. The performance share units are settled in shares of common stock, in an amount from 0% to 200% of the number of units awarded, based on the Company's total shareholder return and adjusted operating margin performance, as applicable, compared to that of the Performance Share TSR Peer Group or Performance Share Op Margin Peer Group, as applicable, over the three-year period commencing on January 1, 2020 and ending on December 31, 2022.

(3) Amounts in the table reflect restricted stock units awarded on January 14, 2020, vesting in 33.33% increments over three years.

(4) Amounts shown in this column represent the aggregate grant date fair value of shares of restricted stock units and performance share units, granted on each year as indicated and computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions and accounting expense recognized, see Note 12, "Stock-Based Compensation", to our Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2020.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards

Employment Agreements and Offer Letters

Edward M. Christie III. On February 29, 2012, we entered into an offer letter with Edward M. Christie III, to join our Company as Senior Vice President and Chief Financial Officer. Under that letter agreement, Mr. Christie was entitled to receive an annual base salary from us initially set at $300,000 and a target bonus initially set at 70% of base salary with a maximum payout capped at 200% of base salary. In addition, the agreement provided for a sign-on grant of 95,000 units of equity-based long-term incentive, under our 2011 Plan, which grant was comprised 50% of time-vested restricted stock units and 50% of performance share units, on the same terms as the 2012 grants for other senior officers. The letter agreement also provided a relocation allowance for Mr. Christie and his family of up to $75,000 (subject to documentation of expenses actually incurred) and positive space travel on our airline

for the executive and his immediate family. In January 2017, the Board promoted Mr. Christie to Executive Vice President and Chief Financial Officer.

The Company and Mr. Christie entered into the Christie Letter Agreement, dated March 15, 2018, setting forth the terms and conditions under which he would serve as President and CFO and, starting on January 1, 2019, as CEO and President. Mr. Christie also became a member of the Board, effective as of January 1, 2018. Under the Christie Letter Agreement, Mr. Christie received an annual base salary from us of $550,000 for 2018, which was increased to $700,000 for 2019 and a target bonus of 100% of base salary for 2018 and 125% of base salary for 2019 with a maximum payout for each year capped at 200% of target bonus. In addition, pursuant to the Christie Letter Agreement, Mr. Christie was granted a one-time off-cycle promotion equity-based incentive award of restricted stock unit with a grant date value of $2,500,000, vesting over four years subject to Mr. Christie's continued service on each



vesting date. Mr. Christie will also be eligible to receive annual long-term incentive equity awards while employed with the Company, with his 2018 grant having a target grant date value of $1,250,000 and his 2019 grant having a target grant date value of $1,750,000. Under the Christie Letter Agreement, Mr. Christie is eligible for participation in the 2017 Executive Severance Plan; provided, however, that in the event of a non-change in control termination without cause, Mr. Christie, shall be entitled to receive a cash severance amount equal to 150% of base salary rather than 100% of base salary and the other terms of the 2017 Executive Severance Plan shall continue to apply. In the event Mr. Christie ceases to be employed by the Company for any reason other than death or a termination by the Company for cause (as defined in the 2017 Executive Severance Plan), subject of his execution of a release of claims in favor of the Company and compliance with a certain non-competition restriction, the Company shall provide him (and his spouse and dependent children) a lifetime travel pass for the Company's flights, enabling them to travel for free in any class of service that is available at the time of reservation. The Christie Letter Agreement also includes restrictive covenants, including a 12-month post termination restriction on competition and solicitation.

Scott M. Haralson. On August 1, 2012, we entered into an offer letter with Scott Haralson to join our Company as Vice President, Financial Planning and Analysis. Under that letter agreement, Mr. Haralson is entitled to receive an annual base salary from us initially set at $225,000 and a target bonus initially set at 50% of base salary with a maximum payout capped at 200% of target bonus. In addition, the agreement provided for a grant of 12,500 restricted stock units and 12,500 performance share units in connection with his commencement of employment, in accordance with the terms of our 2011 plan. The letter agreement also provided for a relocation allowance for Mr. Haralson and his family of up to $50,000 (subject to documentation of expenses actually incurred) and positive space travel on our airline for the executive and his immediate family. Mr. Haralson was promoted to Senior Vice President and Chief Financial Officer, effective October 16, 2018. His compensation in 2020 is discussed in more detail in the "Compensation Discussion and Analysis" section.

John Bendoraitis. On September 7, 2013, we entered into an offer letter with John Bendoraitis to join our Company as Senior Vice President and Chief Operating Officer. Under that letter agreement, Mr. Bendoraitis is entitled to receive an annual base salary from us initially set at $320,000 and a target bonus initially set at 70% of base salary with a maximum payout capped at 200% of target bonus. In addition, his employment letter agreement provided for

a sign-on grant of 32,394 units of equity-based long-term incentive, under our 2011 Plan, which grant was comprised 50% of time-vested restricted stock units and 50% of performance share units, on the same terms as the 2013 grants for other senior officers. The letter agreement also provided for a signing cash bonus of $115,000, a relocation allowance for Mr. Bendoraitis and his family of up to $60,000 (subject to documentation of expenses actually incurred) and positive space travel on our airline for the executive and his immediate family. Mr. Bendoraitis was promoted from Senior Vice President and Chief Operating Officer to Executive Vice President and Chief Operating Officer, effective December 13, 2017. His compensation in 2020 is discussed in more detail in the "Compensation Discussion and Analysis" section.

Matthew H. Klein. On July 26, 2016, we entered into an offer letter with Matthew H. Klein to join our Company as Senior Vice President & Chief Commercial Officer (the "Klein Letter Agreement"). Under the agreement, Mr. Klein is entitled to receive an annual base salary from us initially set at $325,000 and a target bonus initially set at 70% of base salary with a maximum payout capped at 200% of target bonus. In addition, the Klein Letter Agreement provided for a sign-on grant of 4,944 restricted stock units under our 2015 Plan. The Klein Letter Agreement also provided for a signing cash bonus of $50,000, a relocation allowance for Mr. Klein and his family for up to $75,000 (subject to documentation of expenses actually incurred), and positive space travel on our airline for the executive and his immediate family. Mr. Klein was promoted from Senior Vice President and Chief Commercial Officer to Executive Vice President and Chief Commercial Officer, effective December 16, 2019. Mr. Klein's compensation in 2020 is discussed in more detail in the "Compensation Discussion and Analysis" section.

Thomas C. Canfield. On September 10, 2007, we entered into an offer letter with Thomas C. Canfield, our current Senior Vice President, General Counsel and Secretary. Under the agreement, Mr. Canfield is entitled to receive an annual base salary from us initially set at $275,000, and a target bonus initially set at 50% of base salary with the maximum payout capped at 200% of target bonus. In addition, the agreement provided for a grant of 75,000 shares of restricted stock to Mr. Canfield in connection with his commencement of employment, in accordance with the terms of our 2005 Stock Plan. The letter agreement also provides for positive space travel on our airline for the executive and his immediate family. Mr. Canfield's compensation in 2020 is discussed in more detail in the "Compensation Discussion and Analysis" section.

Outstanding Equity Awards at December 31, 2020

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2020.

Name	Vesting Commencement Date	Number of Shares or Units that Have Not Vested (#)	Market Value of Shares or Units that Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Rights That have Not (2) Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Rights That Have Not Vested ($) (1)
Edward M. Christie III	1/14/2020 (3)	23,241	568,242	—	—
	1/14/2020	—	—	18,018	440,540
	1/11/2019 (4)	9,019	220,515	—	—
	1/11/2019	—	—	9,019	220,515
	1/16/2018 (5)	32,958	805,823	—	—
Scott M. Haralson	1/14/2020 (3)	6,909	168,925	—	—
	1/14/2020	—	—	5,356	130,954
	12/16/2019 (6)	5,227	127,800	—	—
	1/11/2019 (4)	2,319	56,700	—	—
	1/11/2019	—	—	2,319	56,700
	10/16/2018 (7)	540	13,203	—	—
	1/16/2018 (5)	1,208	29,536	—	—
John Bendoraitis	1/14/2020 (3)	8,793	214,989	—	—
	1/14/2020	—	—	6,818	166,700
	12/16/2019 (6)	13,069	319,537	—	—
	1/11/2019 (4)	3,736	91,345	—	—
	1/11/2019	—	—	3,737	91,370
	1/16/2018 (5)	2,636	64,450	—	—
Matthew H. Klein	1/14/2020 (3)	8,793	214,989	—	—
	1/14/2020	—	—	6,818	166,700
	12/16/2019 (6)	13,069	319,537	—	—
	1/11/2019 (4)	2,576	62,983	—	—
	1/11/2019	—	—	2,578	63,032
	1/16/2018 (5)	2,087	51,027	—	—
Thomas C. Canfield	1/14/2020 (3)	7,223	176,602	—	—
	1/14/2020	—	—	5,600	136,920
	1/11/2019 (4)	2,576	62,983	—	—
	1/11/2019	—	—	2,578	62,032
	1/16/2018 (5)	2,417	59,096	—	—

(1) The market value of shares or units that have not vested is calculated based on the closing price of our common stock as of December 31, 2020 which was $24.45.

(2) The number of performance share units shown represents the number of units that may be earned based on actual performance through December 31, 2020. The performance share units are settled in shares of common stock, in an amount from 0% to 200% of the number of units awarded, based on the Company's total shareholder return and adjusted operating margin, as applicable, compared to that of the Performance Share TSR Peer Group or Performance Share Op Margin Peer Group, as applicable, over the three-year period commencing on January 1, 2019 and ending on December 31, 2021 for the 2019 grants, and commencing on January 1, 2020 and ending on December 31, 2022 for the 2020 grants. Based on actual total shareholder return



results through December 31, 2020, the Company's total shareholder return ranked tenth among its peer group as to the 2019 grant of performance share units based on total shareholder return and seventh among its peer group as to the 2020 grant of performance share units based on total shareholder return. For the 2019 grants of performance share units based on total shareholder return, the SEC rules dictate that the number of units payable at threshold level (25% of target grant) be disclosed, as the number of units that would have been earned based on actual results for 2019 (instead of through the end of the performance period on December 31, 2021) falls below the threshold level of performance. For the 2020 grants of performance share units based on total shareholder return, the SEC rules dictate that the number of units payable at threshold level (25% of target grant) be disclosed, as the number of units that would have been earned based on actual results for 2020 (instead of through the end of the performance period on December 31, 2022) falls at threshold level of performance. Payouts at 25% of target grants for the 2019 and 2020 grants of performance share units, respectively, based on total shareholder returns through December 31, 2020 would be the following: Mr. Christie: 4,944 shares ($120,869); Mr. Haralson: 1,349 shares ($32,989); Mr. Bendoraitis: 1,978 shares ($48,368); Mr. Canfield: 1,461 shares ($35,721); and Mr. Klein: 1,592 shares ($38,918). Based on actual adjusted operating margin results through December 31, 2020, the Company's adjusted operating margin ranked fifth among its peer groups as to the 2019 and fourth among its peer group as to the 2020 grant of performance share units based on adjusted operating margin. For the 2019 grants of performance share units based on adjusted operating margin, the SEC rules dictate that the number of units payable at target level (100% of target grant) be disclosed, as the number of units that would have been earned based on actual results for 2019 (instead of through the end of the performance period on December 31, 2021) falls at target level of performance. For the 2020 grants of performance share units based on adjusted operating margin, the SEC rules dictate that the number of units payable at maximum level (200% of target grant) be disclosed, as the number of units that would have been earned based on actual results for 2020 (instead of through the end of the performance period on December 31, 2022) falls above the target level of performance. Payouts may vary based on the linear interpolation calculation mentioned in the "Compensation Discussion and Analysis" above. Payouts at 100% and 200% of target grant for the 2019 and 2020 grants of performance share units based on adjusted operating margin results through December 31, 2020 would be the following: Mr. Christie: 36,997 shares ($904,577); Mr. Haralson: 10,756 shares ($262,984); Mr. Bendoraitis: 14,216 shares ($347,581); Mr. Canfield: 11,349 shares ($277,483); Mr. Klein: 13,443 shares ($328,681).

(3)   The time-vested restricted stock units vest 33.33% on each of the three anniversary dates following January 14, 2020.

(4)   The remaining unvested restricted stock (75% of the original grant amount) vest equally on each of the three anniversary dates following January 11, 2020

(5)   The remaining unvested restricted stock units (50% of the original grant amount) vest 25% on January 16, 2021 and 25% on January 16, 2022. For Mr. Christie, in addition to the regular annual equity-based grant, number shown also includes a one-time promotional equity- based grant of restricted stock units, the remaining unvested restricted stock units (50% of the original grant amount) vest 25% on January 16, 2021 and 25% on January 16, 2022.

(6)   In December 2019, to enhance retention of key executives, the Compensation Committee approved one-time equity-based grants to Messrs. Haralson, Bendoraitis, and Klein, of 5,227, 13,069, and 13,069 restricted stock units, respectively, vesting 50% on December 16, 2021, 25% on December 16, 2022 and 25% on December 16, 2023.

(7)   The remaining unvested restricted stock units (50% of the original grant amount) vest 25% on October 16, 2021 and 25% on October 16, 2022.

Stock Vested in 2020

The following table summarizes the stock award vestings for each of our NEOs for the year ended December 31, 2020.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (1) ($)
Edward M. Christie	42,472	1,701,320
Scott M. Haralson	4,579	156,256
John Bendoraitis	8,427	306,664
Matthew H. Klein	6,833	218,448
Thomas C. Canfield	7,352	266,313

(1)   Represents the vesting date closing market price of a share of our common stock multiplied by the number of shares that have vested.

Pension Benefits

None of our NEOs participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our NEOs participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain compensation and benefits that would have become payable to each of our NEOs if our NEO's employment had terminated on December 31, 2020 as a result of each of the termination scenarios described below, taking into account the named executive's compensation as of that date. In the case of Mr. Christie, the table below captures the provisions under the Christie Letter Agreement with the Company, described in more detail above.

Name of Executive Officer	Termination Scenario	Severance ($) (1)	Value of Unvested Equity-Based Awards ($) (2)	Value of Continued Health Care Coverage Premiums ($) (3)	Life Insurance Proceeds ($) (4)	Other ($) (5)	Total ($)
Edward M. Christie	Termination without Cause (6)	1,050,000	—	13,744	—	39,885	1,103,629
	Change of Control without Termination for Cause (7)	—	1,836,990	—	—	—	1,836,990
	Qualifying Termination in Connection with a Change in Control (8)	2,996,875	1,836,990	13,744	—	39,885	4,887,494
	Death or Disability	—	1,836,990	—	500,000	—	2,336,990
Scott M. Haralson	Termination without Cause (6)	375,000	—	13,744	—	4,995	393,739
	Change of Control without Termination for Cause (7)	—	464,328	—	—	—	464,328
	Qualifying Termination in Connection with a Change in Control (8)	1,253,854	464,328	13,744	—	4,995	1,736,921
	Death or Disability	—	464,328	—	375,000	—	839,328
John Bendoraitis (10)	Termination without Cause (6)	440,000	—	6,014	—	895	446,909
	Change of Control without Termination for Cause (7)	—	785,544	—	—	—	785,544
	Qualifying Termination in Connection with a Change in Control (8)	1,648,900	785,544	6,014	—	895	2,441,353
	Death or Disability	—	785,544	—	440,000	—	1,225,544
Matthew H. Klein	Termination without Cause (6)	400,000	—	13,744	—	4,995	418,739
	Change of Control without Termination for Cause (7)	—	731,285	—	—	—	731,285
	Qualifying Termination in Connection with a Change in Control (8)	1,499,000	731,285	13,744	—	4,995	2,249,024
	Death or Disability	—	731,282	—	400,000	—	1,131,285
Thomas C. Canfield	Termination without Cause (6)	375,000	—	10,186	—	3,355	388,541
	Change of Control without Termination for Cause (7)	—	371,606	—	—	—	371,606
	Qualifying Termination in Connection with a Change in Control (8)	1,259,688	371,606	10,186	—	3,355	1,644,835
	Death or Disability	—	371,606	—	375,000	—	746,606

(1) Generally represents continuation of salary payments for twelve months (as further explained below—see footnotes 6 and 8), except for Mr. Christie. Per the terms of the Christie Letter Agreement with the Company, the amount shown under termination without cause represents a cash severance amount equal to 150% of his salary payable in equal installments over a twelve-month period.

(2) Represents the aggregate value of the executive's unvested restricted stock units that would have vested on an accelerated basis, determined by multiplying the number of accelerating shares by the closing price of our common stock ($24.45 as of December 31, 2020). Unvested restricted stock unit awards become fully vested in the event of a change in control, only to the extent not assumed by a successor. Also includes the value of 66% of the performance share units granted in 2019 which, in the event of a change of control, death or disability occurring prior to the end of the three-year measurement period, vest pro rata according to the time elapsed from January 1, 2019 to the date of the change of control, death or disability based on actual performance up to such date. Also includes the value of 33% of the performance share units granted in 2020 which, in the event of a change of control, death or disability occurring prior to the end of the three-year measurement period, vest pro rata according to the time elapsed from January 1, 2020 to the date of the change of control, death or disability based on actual performance up to such date. Pursuant to our 2017 executive severance plan, payment would be triggered by a termination without cause in connection with a change in control or within eighteen months following a change in control or a resignation for good reason within eighteen months following a change in control.



(3) Represents continued coverage under COBRA for twelve months under the 2017 executive severance plan based on the incremental cost of the Company's contribution as of December 31, 2020 to provide this coverage.

(4) Our NEOs each receive life insurance proceeds of 1-times base salary up to $500,000 upon death, which amounts have been included in the table. We pay the premiums for life insurance for all eligible employees providing coverage ranging between $25,000 and $500,000.

(5) For NEOs other than Mr. Christie, represents the value of a free family travel pass for twelve months and use of a Company-owned mobile phone for thirty days in order to allow the participant to transition to another device. The value of the flight benefits for twelve months was calculated using an incremental cost approach, assuming that executives and eligible family members would each take ten round trip flights during the period, each with an incremental cost that includes the estimated cost of incremental fuel, insurance, security, station cleaning, facility rent and station baggage rent, but excludes fees and taxes paid by the named executive officer for the air transportation. In the case of Mr. Christie, in the event of a termination other than due to death or a termination following a change in control, represents the value of a lifetime travel pass (including immediate family) on our flights, as provided under the Christie Letter Agreement. The present value of the lifetime flight benefit was calculated using a discount rate of 7.00% and mortality assumptions based on the United States Statistics Life Expectancy Tables. The value was calculated using an incremental cost approach, assuming that Mr. Christie and his eligible family members would each take ten round trip flights during each year, each with an incremental cost that includes the estimated cost of incremental fuel, insurance, security, station cleaning, facility rent and station baggage rent, but excludes fees and taxes paid by Mr. Christie for the air transportation.

(6) Represents the benefits payable to Mr. Christie under the Christie Letter Agreement with the Company and the benefits payable to each other NEO under the 2017 executive severance plan. Severance benefits are triggered under our 2017 executive severance plan when the executive is terminated without cause, and include a cash severance amount equal to the NEO's annual base salary in effect on termination date payable in equal installments over twelve months.

(7) Represents the benefits payable to the NEOs under the 2017 executive severance plan. In the event that a successor company in a change of control refuses to assume or substitute for an outstanding equity award, such award shall become fully vested and, if applicable, exercisable, and all forfeiture restrictions shall lapse, in each case, as of immediately prior to the consummation of the change in control.

(8) Represents the benefits payable to each NEO under the 2017 executive severance plan in the event of a termination without cause in connection with a change in control or within eighteen months following a change in control or a termination for good reason within eighteen months following a change in control, and include (i) a cash severance amount equal to the sum of two times the executive's annual base salary in effect on the termination date, plus two times his target incentive bonus for the year of termination, payable in equal installments over twenty four months, and (ii) his incentive bonus for the year of termination, prorated from the beginning of the year to the date of termination based on actual incentive plan performance as of the date of termination.

Equity Compensation Plan Information

The table below provides information relating to our equity compensation plans under which our common stock is authorized for issuance as of December 31, 2020:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column)
Equity Compensation Plans Approved by Security Holders (1)	762,494 (2)	—(3)	1,618,417 (4)
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	762,494	—	1,618,417

(1) Includes the Spirit Airlines, Inc. 2011 Equity Incentive Award Plan ("2011 Plan"), as it relates to any equity awards granted under the 2011 Plan, and the Spirit Airlines, Inc. 2015 Incentive Award Plan (the "2015 Plan").

(2) Includes restricted stock units and performance share units issuable, pursuant to outstanding award agreements under the 2011 Plan and 2015 Plan. With respect to performance share units, assumes maximum settlement payout achievement. For the performance share units based on total shareholder return and adjusted operating margin, actual achievement may result in the issuance of shares of common stock ranging between 0% to 200% of target, based on the Company's total shareholder return and adjusted operating margin, as applicable, compared to a peer group over the applicable three-year period.

(3) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding shares of restricted stock, restricted stock units, and performance share units.

(4) As of March 22, 2021, Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column) is equal to 784,157.

Compensation Risk Assessment

In March 2021, the Compensation Committee was presented with the results of management's analysis on our compensation policies and practices for our employees to determine if these policies and practices give rise to risks that are reasonably likely to have a material adverse effect on us or encourage our employees to take excessive risks in order to receive larger awards.

This risk assessment process included a review by management of our compensation policies and practices and identification of risks and risk controls related to the programs. Although management reviewed all compensation programs, it focused on the programs with variability of payout, which means the participant is able to directly affect payout. Management assessed our compensation programs against potential compensation risks relating to pay mix, performance metrics, payment timing and adjustments, equity incentives, performance appraisals, and leadership and culture. The Compensation Committee agreed with management findings that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us.

In reaching its conclusion that our compensation policies and practices do not give rise to risks that are reasonably likely to have a material adverse effect on us or encourage our employees to take excessive risks in order to receive larger awards, management considered the following:

- For most of our employees, cash compensation is fixed in the form of base salaries or hourly cash compensation. For our officers and director-level employees, the majority of cash compensation is also fixed in the form of base salaries. Fixed compensation in the form of base salaries or hourly compensation provide income regardless of our short-term performance and do not create an incentive for employees to take unnecessary risks.

- In evaluating our performance for purposes of our cash incentive plans, the Compensation Committee reviews our performance under a mix of financial and operating measures to provide a balanced perspective.

- The Compensation Committee generally exercises broad discretion in determining compensation amounts, and qualitative factors beyond quantitative financial and operating metrics are a key consideration in the determination of individual cash bonuses and long-term equity awards.

- The financial opportunity in our long-term incentive program is best realized through long-term appreciation of our stock price, which mitigates excessive short-term risk-taking. Annual equity-based awards vest over multiple years, in the case of restricted stock units or restricted shares, or are settled in a single payment after three years, in the case of our performance share units, in each case subject to the holder's continuing service with us. This promotes alignment of our employees' interests with our long-term objectives and interests and with stockholders' interests.

- The following risk mitigating controls: (i) stock ownership guidelines for non-employee directors and executive officers; (ii) code of business conduct and ethics and anti-hedging and anti-pledging policy applicable to NEOs and members of the Board; (iii) clawback policy on compensation to executive officers; (iv) basing our short term incentive plan on more than one performance measurement, including both financial and operational metrics; (v) periodic review of our compensation policies and programs by the Company's internal audit group; (vi) using different performance metrics for our long-term incentive performance share units; (vii) overlapping the performance periods for our long-term incentive performance share units; and (viii) using our internal audit group and our independent consultants to review calculations of short-term and long-term incentive payouts.

- We maintain caps on the maximum payouts under our short-term incentive plan and our long-term incentive performance share units.

- We utilize individual performance assessments in determining executive compensation. These assessments take into account whether or not the individual's behavior was consistent with our code of business conduct and ethics and with our ethics-based corporate culture.

This Proxy Statement, including the preceding paragraphs, contains forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events. Forward-looking statements contained in this Proxy Statement should be considered in light of the many uncertainties that affect our business and specifically those factors discussed from time to time in our public reports filed with the SEC, such as those discussed under the heading, "Risk Factors," in our most recent Annual Report on Form 10-K, and as may be updated in subsequent SEC filings.



CEO Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are hereby disclosing the ratio of the median of the annual total compensation of all employees to the annual total compensation of our CEO.

We determined the pay ratio under the requirements of Item 402(u) of Regulation S-K. Mr. Christie was our principal executive officer during all of 2020, and his annual total compensation is disclosed, in detail, in the "Summary Compensation Table" in this Proxy Statement.

We identified the median employee by examining the 2020 total compensation for all individuals, excluding Mr. Christie, who were employed by us on December 31, 2020, the last day of our payroll year. For the identified median employee, we did not make any assumptions, adjustments, or estimates to calculate the pay ratio, and only employees who were employed by us as of December 31, 2020 were included. After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use for our NEOs as outlined in the "Summary Compensation Table" in this Proxy Statement. The SEC rules allow for varying methodologies for companies to identify their median employee. Other companies may have different employment and compensation practices and may utilize different methodologies, estimates and assumptions in calculating their own pay ratios. Therefore, the pay ratios reported by other companies are unlikely to be relevant for purposes of comparison to our pay ratio.

The median of the annual total compensation of all employees in 2020 was $52,127. The annual total compensation of Mr. Christie in 2020 was $2,591,445. Accordingly, for 2020, the ratio of annual total compensation of our principal executive officer to the annual total compensation of our median employee was 50:1.

Report of the Audit Committee of the Board of Directors

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Spirit under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The primary purpose of the Audit Committee is to oversee our financial reporting processes on behalf of the Board. The Audit Committee's functions are more fully described in its charter, which is available on our website at http://ir.spirit.com. Management has the primary responsibility for our financial statements and reporting processes, including our systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management Spirit's audited financial statements as of and for the year ended December 31, 2020.

The Audit Committee has discussed with Ernst & Young LLP ("EY"), the Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 16, as adopted by the Public Company Accounting Oversight Board ("PCAOB"). In addition, the Audit Committee discussed with EY their independence, and received from EY the written disclosures and the letter required by Ethics and Independence Rule 3526 of the PCAOB. Finally, the Audit Committee discussed with EY, with and without management present, the scope and results of EY's audit of our financial statements as of and for the year ended December 31, 2020.

Based on these reviews and discussions, the Audit Committee has recommended to the Board that such audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2020 for filing with the SEC. The Audit Committee also has selected EY as our independent registered public accounting firm for the fiscal year ending December 31, 2021 and is seeking ratification of such selection by the stockholders.

Audit Committee
Carlton D. Donaway, Chair
Mark B. Dunkerley
Robert D. Johnson



Certain Relationships and Related Transactions

The Board monitors and reviews any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which the Company is to be a participant, the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness and employment by us of such related party. Furthermore, the Company's directors and executive officers complete an annual questionnaire that requires them to identify and describe any transactions that they or their respective related parties may have with the Company.

Other than the compensation arrangements with our directors and executive officers described elsewhere in this Proxy Statement, set forth below is the description of the indemnification agreements we have entered into with our directors and executive officers.

Indemnification

We enter into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of the Company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. Under the indemnification agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, to situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of the Company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification.

Other Matters

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy card to vote on such matters in accordance with their best judgment.

Annual Reports

Our Annual Report on Form 10-K for the year ended December 31, 2020 (the "2020 Annual Report"), which is not a part of our proxy soliciting materials, is being mailed with this Proxy Statement to those stockholders that request and receive a copy of the proxy materials in the mail. Stockholders that received the Notice of Internet Availability of Proxy Materials can access this Proxy Statement and our 2020 Annual Report on Form 10-K at www.proxyvote.com, which does not have "cookies" that identify visitors to the site. Requests for copies of our 2020 Annual Report on Form 10-K may also be directed to Spirit Airlines, Inc., c/o Secretary, 2800 Executive Way, Miramar, Florida 33025.

We have filed our 2020 Annual Report on Form 10-K with the SEC. It is available free of charge at the SEC's web site at www.sec.gov. Exhibits to the 2020 Annual Report on Form 10-K are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibits. All requests should be directed to Spirit Airlines, Inc., c/o Secretary, 2800 Executive Way, Miramar, Florida 33025.

By Order of the Board of Directors

/s/ Thomas Canfield

Thomas Canfield
Secretary

March 31, 2021

Appendix A: First Amendment to the Spirit Airlines, Inc. 2015 Incentive Award Plan

This Amendment (this "Amendment") to the Spirit Airlines, Inc. 2015 Incentive Award Plan (the "Plan") is effective as of March 22, 2021.

WHEREAS, Spirit Airlines, Inc. (the "Company") has adopted the Plan;

WHEREAS, the Compensation Committee of the Board have determined that it is advisable and in the best interests of the Company and its stockholders to amend the Plan, and have recommended to the Board that the Board amend the Plan, subject to stockholder approval;

WHEREAS, the Board may amend the Plan pursuant to Section 14(a) of the Plan, provided that stockholder approval is required for certain types of amendments; and

WHEREAS, the Board has determined that it is in the best interests of the Company and its stockholders to amend the Plan as set forth below.

NOW THEREFORE, BE IT RESOLVED, that

1. Section 3.1(a) of the Plan is deleted in its entirety and replaced with the following:

"Subject to Section 14.2 and Section 3.1b) the aggregate number of shares of Common Stock which may be issued or transferred pursuant to Awards under the Plan is 3,984,157. All of the Shares subject to the Plan Limit may be issued pursuant to Incentive Stock Options."

2. Section 3.1(b) of the Plan is amended to insert the following sentence:

"For the avoidance of doubt, the gross number of shares subject to a Stock Appreciation Right (and not the net number) shall not be added back to the Plan, to the extent such Stock Appreciation Right is settled in Common Stock."

3. Section 6.7 of the Plan is amended to add the following sentence at the end of Section 6.7:

"Any substitution of a Stock Appreciation Right for an Option shall be subject to the prohibition on repricing set forth in Section 11.6) and to the extent it would be considered a "repricing" shall not be effective without stockholder approval."

4. Section 8.2 of the Plan is amended to insert the following phrase before the phrase "provided however":

"provided, that no dividends or dividend equivalents shall be payable (i) in respect of outstanding Restricted Stock unless and until the Holder vests in such underlying Restricted Stock;

provided, further, that dividend equivalents may be accumulated in respect of unearned Awards and paid as soon as administratively practicable, but no more than 60 days, after such Awards are earned and become payable or distributable (and the right to any such accumulated dividends or dividend equivalents shall be forfeited upon the forfeiture of the Award to which such dividends or dividend equivalents relate)"

5. Section 9.2 of the Plan is amended to add the following sentence at the end of Section 9.2:

"Notwithstanding the preceding sentence, no dividends or dividend equivalents shall be payable (i) in respect of outstanding Awards unless and until the Holder vests in such underlying Award; provided, further, that dividend equivalents may be accumulated in respect of unearned Awards and paid as soon as administratively practicable, but no more than 60 days, after such Awards are earned and become payable or distributable (and the right to any such accumulated dividends or dividend equivalents shall be forfeited upon the forfeiture of the Award to which such dividends or dividend equivalents relate)."

6. Section 11.6 of the Plan is amended to insert the phrase "substitutes or" before the phrase "replaces it" in clause (ii) of Section 11.6.

7. Section 13.4 (d) of the Plan is amended to delete the phrase" any reload provision".

8. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws provisions thereof.

9. Capitalized terms not otherwise defined in this Amendment shall have the meanings set forth in the Plan. Further, except as expressly modified herein, all terms, provisions and conditions of the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned, being authorized by the Board to execute this Amendment in evidence of the adoption of this Amendment by the Board, has executed this Amendment as of the date first written above.

SPIRIT AIRLINES, INC.

By:
Name:
Title:



Appendix B: Omnibus Incentive Plan

Spirit Airlines, Inc. 2015 Incentive Award Plan

ARTICLE 1.

PURPOSE

The purpose of the Spirit Airlines, Inc. 2015 Incentive Award Plan (the "Plan") is to promote the success and enhance the value of Spirit Airlines, Inc. (the "Company") by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

PRIOR PLAN

The Plan shall not terminate, amend or modify any provision of the Prior Plan (defined below) or adversely affect any Awards (defined below) or rights outstanding under the Prior Plan; provided, however, that, following approval of the Plan by the Company's stockholders, no further Awards will be granted under the Prior Plan.

ARTICLE 2.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates. All references to Sections and Articles shall be deemed to be references to the Sections and Articles of the Plan, unless the context clearly indicates otherwise. As used in the Plan, the word "include" (and with correlative meaning "include") means including, without limiting the generality of any description preceding such word.

2.1 "Administrator" shall mean the entity that conducts the general administration of the Plan as provided in Article 13. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 13.6, or as to which the Board has assumed, the term "Administrator" shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.

2.2 "Affiliate" means any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company. The term "control" means the possession, directly or indirectly, of the power to direct the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

2.3 "Automatic Exercise Date" shall mean, with respect to an Option or a Stock Appreciation Right, the expiration date of the term of the applicable Option or Stock Appreciation Right.

2.4 "Award" shall mean an Option, a Restricted Stock award, a Restricted Stock Unit award, a Performance Award, a Dividend Equivalents award, a Deferred Stock award, a Stock Payment award, a Stock Appreciation Right or an Other Award, which may be awarded or granted under the Plan (collectively, "Awards").

2.5 "Award Agreement" shall mean any written notice, agreement, terms and conditions, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.

2.6 "Board" shall mean the Board of Directors of the Company.

2.7 "Change in Control" shall mean and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its parents or subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.6(a) or Section 2.6(c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the



Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.6(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) The Company's stockholders approve a liquidation or dissolution of the Company.

In addition, if a Change in Control constitutes a payment event with respect to any Award which provides for the deferral of compensation and is subject to Section 409A of the Code, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award must also constitute a "change in control event," as defined in Treasury Regulation §1.409A-3(i)(5) to the extent required by Section 409A.

The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.8 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.9 "Committee" shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board, appointed as provided in Section 13.1.

2.10 "Common Stock" shall mean the common stock of the Company, par value $0.0001 per share.

2.11 "Company" shall mean Spirit Airlines, Inc., a Delaware corporation.

2.12 "Consultant" shall mean any consultant or adviser engaged to provide services to the Company or any Subsidiary that qualifies as a consultant under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

2.13 "Covered Employee" shall mean any Employee who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Code.

2.14 "Deferred Stock" shall mean a right to receive Common Stock awarded under Section 9.4.

2.15 "Director" shall mean a member of the Board, as constituted from time to time.

2.16 "Dividend Equivalent" shall mean a right to receive the equivalent value (in cash or Common Stock) of dividends paid on Common Stock, awarded under Section 9.2.

2.17 "DRO" shall mean a domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.18 "Effective Date" shall mean the date the Plan is approved by the Board, subject to approval of the Plan by the Company's stockholders.

2.19 "Eligible Individual" shall mean any person who is an Employee, a Consultant or a Non-Employee Director, as determined by the Committee.

2.20 "Employee" shall mean any officer or other employee (as determined in accordance with Section 3401(c) of the Code and the Treasury Regulations thereunder) of the Company or of any Subsidiary.

2.21 "Equity Restructuring" shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of shares of Common Stock (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

2.22 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

2.23 "Fair Market Value" shall mean, as of any given date, the value of a share of Common Stock determined as follows:

(a) If the Common Stock is listed on any established stock exchange (such as the New York Stock Exchange, the NASDAQ Global Market and the NASDAQ Global Select Market) or national market system, its Fair Market Value shall be the closing sales price for a share of Common Stock as quoted on such exchange or system for such date or, if there is no closing sales price for a share of Common Stock on the date in question, the closing sales price for a share of Common Stock on the last preceding date for which such quotation exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(b) If the Common Stock is not listed on an established stock exchange or national market system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a share of Common Stock on such date, the high bid and low asked prices for a share of Common Stock on the last preceding date for which such information exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c) If the Common Stock is neither listed on an established stock exchange or a national market system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith.

2.24 "GAAP" means generally accepted accounting principles in the United States.

2.25 "Greater Than 10% Stockholder" shall mean an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).

2.26 "Holder" shall mean a person who has been granted an Award.

2.27 "Incentive Stock Option" shall mean an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.

2.28 "Non-Employee Director" shall mean a Director of the Company who is not an Employee.

2.29 "Non-Qualified Stock Option" shall mean an Option that is not an Incentive Stock Option.

2.30 "Option" shall mean a right to purchase shares of Common Stock at a specified exercise price, granted under Article 6. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors and Consultants shall be Non-Qualified Stock Options.

2.31 "Other Award" shall mean an award of unrestricted Common Stock, rights to receive future grants of equity-based or equity-related awards, awards denominated in Common Stock (including performance shares or performance units), cash payments based in whole or in part on the value or future value of shares of Common Stock, or other forms of equity-based or equity-related awards.

2.32 "Performance Award" shall mean a cash bonus award, stock bonus award, performance award or incentive award that is paid in cash, Common Stock or a combination of both, awarded under Section 9.1.

2.33 "Performance-Based Compensation" shall mean any compensation that is intended to qualify as "performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

2.34 "Performance Criteria" shall mean the criteria (and adjustments) that the Committee selects, in its sole discretion, for an Award for purposes of establishing the Performance Goal or Performance Goals for a Performance Period, determined as follows:

(a) Performance Criteria may include one or more of the following: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) aircraft rent); (ii) gross or net sales, revenue or revenue growth; (iii) net income (either before or after taxes); (iv) operating earnings or profit (before or after taxes); (v) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (vi) return on assets; (vii) return on investment or capital; (viii) return on stockholders' equity; (ix) return on sales; (x) gross or net profit, profit growth or operating margin (before or after taxes); (xi) costs (including cost of capital), debt leverage, year-end cash position or book value; (xii) funds from operations; (xiii) expenses; (xiv) working capital; (xv) basic or diluted earnings per share (before or after taxes); (xvi) price per share of Common Stock (including, but not limited to, growth measures and total stockholder return); (xvii) regulatory body approval for commercialization of a product; (xviii) implementation or completion of critical projects; (xix) market share; (xx) expense targets or cost reduction goals, general and administrative expense savings; (xxi) enterprise value; (xxii) objective measures of personal targets, goals or completion of projects, (xxiii) strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; (xxiv) revenue per available seat mile; (xxv) cost per available seat mile; (xxvi) the results of employee or customer satisfaction surveys; and (xxvii) other measures of operational performance (including, without limitation, U.S. Department of Transportation performance rankings in operational areas), quality, safety, productivity or process improvement, any of which may be measured either in absolute terms for the Company or any operating unit of the Company, product lines, brands, business segments, administrative departments of the Company or any combination thereof, or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

(b) The Administrator may, in its sole discretion and without obtaining stockholder approval if applicable tax and/or securities laws so permit, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include one or more of the following: (i) items related to a change in accounting principle or tax laws, or other laws or regulatory rules affecting reported results; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions, divestitures, reorganization or restructuring



programs; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under GAAP; (ix) items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments; (xii) asset write-downs or items related to amortization of acquired intangible assets; (xiii) litigation or claim judgments or settlements; (xiv) foreign exchange gains and losses; (xv) discontinued operations and nonrecurring charges; (xvi) a change in the Company's fiscal year; (xvi) items that are outside the scope of the Company's core, on-going business activities; (xvii) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; and (xviii) items relating to any other unusual or nonrecurring events or changes in business conditions. For all Awards intended to qualify as Performance-Based Compensation, such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

2.35 "Performance Goals" shall mean, for a Performance Period, one or more goals established in writing by the Administrator for the Performance Period based upon one or more Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual.

2.36 "Performance Period" shall mean, for any Performance Award, one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Holder's right to, and the payment of, such Performance Award.

2.37 "Plan" shall mean this Spirit Airlines, Inc. 2015 Incentive Award Plan, as it may be amended or restated from time to time.

2.38 "Plan Limit" means the maximum aggregate number of shares of Common Stock that may be issued for all purposes under the Plan as set forth in Section 3.1(a).

2.39 "Prior Plan" shall mean the Spirit Airlines, Inc. 2011 Equity Incentive Award Plan, as such plan may be amended from time to time.

2.40 "Public Trading Date" shall mean the first date upon which Common Stock is listed (or approved for listing) upon notice of issuance on any securities exchange or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system.

2.41 "Restricted Stock" shall mean Common Stock awarded under Article 8 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.42 "Restricted Stock Units" shall mean the right to receive Common Stock awarded under Section 9.5.

2.43 "Securities Act" shall mean the Securities Act of 1933, as amended.

2.44 "Stock Appreciation Right" shall mean a stock appreciation right granted under Article 10.

2.45 "Stock Payment" shall mean (a) a payment in the form of shares of Common Stock, or (b) an option or other right to purchase shares of Common Stock, as part of a bonus, deferred compensation or other arrangement, awarded under Section 9.3.

2.46 "Subsidiary" means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing more than fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.47 "Substitute Award" shall mean an Award granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

2.48 "Termination of Service" shall mean:

(a) As to a Consultant, the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(b) As to a Non-Employee Director, the time when a Holder who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement, but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(c) As to an Employee, the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to a Termination of Service, including, without limitation, the question of whether a Termination of Service resulted from a discharge for cause and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of the Award Agreement or otherwise, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Service only if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Holder's employee-employer relationship or consultancy relations shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Holder ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

ARTICLE 3.

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to Section 14.2 and Section 3.1(b) the aggregate number of shares of Common Stock which may be issued or transferred pursuant to Awards under the Plan is the sum of (i) any shares of Common Stock which as of the Effective Date are available for issuance under the Prior Plan, less any shares of Common Stock which are the subject of awards made under the Prior Plan after the Effective Date and prior to the date the Plan is approved by the Company's stockholders, and (ii) any shares of Common Stock which become available for issuance upon the forfeiture or lapse of awards under the Prior Plan, without such awards having been exercised or settled. All of the Shares subject to the Plan Limit may be issued pursuant to Incentive Stock Options.

(b) To the extent that an Award terminates, expires, or lapses for any reason, or an Award is settled in cash without the delivery of shares to the Holder, then any shares of Common Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Any shares of Common Stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall not be added back to the Plan Limit. Any shares of Common Stock repurchased by the Company prior to vesting so that such shares are returned to the Company will again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be

counted against the shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no shares of Common Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code. "For the avoidance of doubt, the gross number of shares subject to a Stock Appreciation Right (and not the net number) shall not be added back to the Plan, to the extent such Stock Appreciation Right is settled in Common Stock."

(c) Notwithstanding anything to the contrary in Section 3.1(a), but subject to adjustment under Section 14.2, the following special limits shall apply to shares of Common Stock available for Awards under the Plan:

(i) the maximum number of shares of Common Stock that may be issued pursuant to Options and Stock Appreciation Rights granted to any Eligible Individual in any calendar year shall equal 1,000,000 shares of Common Stock; and

(ii) the maximum amount of Awards (other than Options and Stock Appreciation Rights) that may be awarded to any Eligible Individual in any calendar year is ten million dollars ($10,000,000) measured as of the date of grant (with respect to Awards denominated in cash) or three hundred thousand (300,000) shares of Common Stock measured as of the date of grant (with respect to Awards denominated in shares of Common Stock).

(d) To the extent permitted by applicable law or any exchange rule, shares of Common Stock issued pursuant to any Substitute Award shall not be counted against the Plan Limit and shall not be counted against the special limitations set forth in Section 3.1(c); provided, however, that Substitute Awards issued or intended as "incentive stock options" within the meaning of Section 422 of the Code shall be counted against the aggregate number of Incentive Stock Options available under the Plan.

3.2 Stock Distributed. Any Common Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market or in private transactions, or a combination thereof.

ARTICLE 4.

GRANTING OF AWARDS

4.1 Participation. The Administrator may, from time to time, select from among all Eligible Individuals, those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. Except as provided in Article 12 regarding the automatic grant of Awards to Non-Employee Directors, no Eligible Individual shall have any right to be granted an Award pursuant to the Plan.

4.2 Award Agreement. Each Award shall be evidenced by an Award Agreement. Award Agreements shall be in such form, and contain such terms and conditions consistent with the Plan as the Committee shall approve; provided, however, that



(i) Award Agreements evidencing Awards intended to qualify as Performance-Based Compensation shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code and (ii) Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

4.3 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

4.4 At-Will Employment. Nothing in the Plan or in any Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Director or Consultant for, the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary.

4.5 Foreign Holders. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Employees, Non-Employee Directors or Consultants, or in order to comply with the requirements of any foreign stock exchange, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws or listing requirements of any such foreign stock exchange; (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to the Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Sections 3.1; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any such foreign stock exchange. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Securities Act or any other securities law or governing statute or any other applicable law.

4.6 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the sole discretion of the Administrator, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

4.7 Minimum Vesting of Awards. Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan to Employees or Consultants (excluding Non-Employee Directors) shall become vested on one or more vesting dates over a period of not less than one year following the date the Award is granted; provided, however, that (i) the Administrator, in its sole discretion, may determine that, on an *ad hoc* basis, Awards may be granted under the Plan without regard to the foregoing minimum vesting provisions in order to achieve a specified business objective, such as an inducement to a new hire or a retention award to a key employee or group of key employees; (ii) Awards may be granted to certain Eligible Individuals under the Plan without regard to the foregoing minimum vesting provisions (x) if such Eligible Individual is subject to laws and/or regulations imposing certain requirements or restrictions on the remuneration of such individual or (y) in order to conform with local laws applicable to such grant; and (iii) nothing in this Section 4.7 shall preclude the Administrator from taking action, in its sole discretion, to accelerate the vesting of any Award upon circumstances it deems appropriate, including, without limitation, upon or following a Change in Control or the Holder's death, disability, retirement or involuntary termination.

ARTICLE 5.

PROVISIONS APPLICABLE TO AWARDS INTENDED TO QUALIFY AS

PERFORMANCE-BASED COMPENSATION

5.1 Purpose.

(a) The Committee, in its sole discretion, may determine whether an Award is to qualify as Performance-Based Compensation. If the Committee, in its sole discretion, decides to grant such an Award to an Eligible Individual that is intended to qualify as Performance-Based Compensation, then the provisions of this Article 5 shall control over any contrary provision contained in the Plan. Notwithstanding the foregoing, (i) any Award to a Holder who is a "covered employee" within the meaning of Section 162(m) of the Code for a fiscal year that satisfies the requirements of this Article 5 may be treated as Performance-Based Compensation in the absence of any such Committee designation and (ii) if the Company determines that a Holder who has been granted an Award designated as a Performance-Based Compensation is not (or is no longer) a "covered employee" within the meaning of Section 162(m) of the Code, the terms and conditions of such Award may be modified without regard to any restrictions or limitations set forth in this Article 5 (but subject otherwise to the provisions of Section 14).

(b) The Administrator may in its sole discretion grant Awards to other Eligible Individuals that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 5 and that are not intended to qualify as Performance-Based Compensation.

5.2 Applicability. The grant of an Award to an Eligible Individual for a particular Performance Period shall not require the grant of an Award to such individual in any subsequent Performance Period and the grant of an Award to any one Eligible Individual shall not require the grant of an Award to any other Eligible Individual in such period or in any other period.

5.3 Types of Awards. Notwithstanding anything in the Plan to the contrary, the Committee may grant any Award to an Eligible Individual intended to qualify as Performance-Based Compensation, including, without limitation, Restricted Stock, the restrictions with respect to which lapse upon the attainment of specified Performance Goals, and any performance or incentive Awards described in Article 9 that vest or become exercisable or payable upon the attainment of one or more specified Performance Goals.

5.4 Procedures with Respect to Performance-Based Awards. To the extent necessary to comply with the requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles 8 or 9 to one or more Eligible Individuals and which is intended to qualify as Performance-Based Compensation, no later than 90 days following the commencement of any Performance Period or any designated fiscal period or period of service (or such earlier time as may be required under Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Holders, (b) select the Performance Criteria applicable to the Performance Period and the length of the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period based on the Performance Criteria, and (d) specify in an objective manner the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Unless otherwise specified by the Administrator at the time of grant, the Performance Criteria with respect to an Award intended to be Performance-Based Compensation payable to a Covered Employee shall be determined on the basis of GAAP.

5.5 Certification and Determination of Awards. Following the completion of each Performance Period, the Committee shall review and certify in writing (which may be in the form of minutes of a meeting of the Committee) whether and the extent to which the applicable Performance Goals have been achieved for such Performance Period, and, if so, calculate and certify in writing (which may be in such form as the Committee shall determine, including minutes of a meeting of the Committee) that amount of the Performance Awards earned for the period based upon the applicable performance formula. The Committee shall then determine the amount of each Holder's Performance Award actually payable for the

Performance Period and, in so doing, may apply discretion to eliminate or reduce the size of a Performance Award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable Award Agreement, the Committee shall not have the discretion to (i) provide payment or delivery in respect of Performance Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (ii) increase a Performance Award above the applicable limitations set forth in Article 3.

5.6 Payment of Performance Awards. Unless otherwise provided in the applicable Award Agreement and only to the extent otherwise permitted by Section 162(m)(4)(C) of the Code, as to an Award that is intended to qualify as Performance-Based Compensation, the Holder must be employed by the Company or a Subsidiary throughout the Performance Period. Furthermore, a Holder shall be eligible to receive payment pursuant to such Awards for a Performance Period only if and to the extent the Performance Goals for such period are achieved.

5.7 Timing of Award Payments. Unless otherwise provided in the applicable Award Agreement, Performance Awards granted for a Performance Period shall be paid to Holders as soon as administratively practicable following completion of the certifications required by this Article 5. Any deferral of payment or settlement of any Performance Award shall not (between (x) the date as of which the Award is deferred and (y) the payment or settlement date) increase (i) with respect to a Performance Award that is payable in cash, by a measuring factor for each fiscal year greater than a reasonable rate of interest set by the Committee, or (ii) with respect to a Performance Award that is payable in shares of Common Stock, by an amount greater than the appreciation of a share of Common Stock from the date such Award is deferred to the payment date. Unless otherwise provided in an Award Agreement, any Performance Award that is deferred and is otherwise payable in shares of Common Stock may be credited (during the period between the date as of which the Award is deferred and the payment date) with Dividend Equivalents as set forth in Section 9.2.

5.8 Additional Limitations. Notwithstanding any other provision of the Plan, any Award which is granted to an Eligible Individual and is intended to qualify as Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code or any regulations or rulings issued thereunder that are requirements for qualification as Performance-Based Compensation, and the Plan and the Award Agreement shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 6.

GRANTING OF OPTIONS

6.1 Granting of Options to Eligible Individuals. The Administrator is authorized to grant Options to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine which shall not be inconsistent with the Plan.



6.2 Qualification of Incentive Stock Options. No Incentive Stock Option shall be granted to any person who is not an Employee of the Company or any subsidiary corporation of the Company (as defined in Section 424(f) of the Code). No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. Any Incentive Stock Option granted under the Plan may be modified by the Administrator, with the consent of the Holder, to disqualify such Option from treatment as an "incentive stock option" under Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any Subsidiary or parent corporation thereof (as defined in Section 424(e) of the Code), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the preceding sentence shall be applied by taking Options and other "incentive stock options" into account in the order in which they were granted and the fair market value of stock shall be determined as of the time the respective options were granted.

6.3 Option Exercise Price. The exercise price per share of Common Stock subject to each Option shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code), unless otherwise determined by the Administrator. In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a share of Common Stock on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code).

6.4 Option Term. The term of each Option shall be set by the Administrator in its sole discretion; provided, however, that the term shall not be more than ten (10) years from the date the Option is granted, or five (5) years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. The Administrator shall determine the time period, including the time period following a Termination of Service, during which the Holder has the right to exercise the vested Options, which time period may not extend beyond the term of the Option term. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder, the Administrator may extend the term of any outstanding Option, and may extend the time period during which vested Options may be exercised, in connection with any Termination of Service of the Holder, and may amend any other term or condition of such Option relating to such a Termination of Service.

6.5 Option Vesting.

(a) The Administrator shall determine the period during which a Holder shall vest in an Option and have the right to exercise such Option in whole or in part. Such vesting may be based on service with the Company or any Subsidiary, any of the Performance Criteria, or any other criteria selected by the Administrator. At any time after grant of an Option, the Administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Option vests.

(b) No portion of an Option which is unexercisable at a Holder's Termination of Service shall thereafter become exercisable, except as may be otherwise provided by the Administrator either in the Award Agreement or by action of the Administrator following the grant of the Option.

6.6 Substitute Awards. Notwithstanding the foregoing provisions of this Article 6 to the contrary, in the case of an Option that is a Substitute Award, the price per share of the shares subject to such Option may be less than the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Administrator) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

6.7 Substitution of Stock Appreciation Rights. The Administrator may provide in the Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided, that such Stock Appreciation Right shall be exercisable with respect to the same number of shares of Common Stock for which such substituted Option would have been exercisable. Any substitution of a Stock Appreciation Right for an Option shall be subject to the prohibition on repricing set forth in Section 11.6) and to the extent it would be considered a "repricing" shall not be effective without stockholder approval.

ARTICLE 7.

EXERCISE OF OPTIONS

7.1 Partial Exercise. An exercisable Option may be exercised in whole or in part. However, an Option shall not be exercisable with respect to fractional shares and the Administrator may require that, by the terms of the Option, a partial exercise must be with respect to a minimum number of shares.

7.2 <u>Manner of Exercise</u>. All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a) A written notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Holder or other person then entitled to exercise the Option or such portion of the Option;

(b) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal, state or foreign securities laws or regulations. The Administrator may, in its sole discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

(c) In the event that the Option shall be exercised pursuant to Section 11.3 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option; and

(d) Full payment of the exercise price and applicable withholding taxes to the Secretary of the Company for the shares with respect to which the Option, or portion thereof, is exercised, in a manner permitted by Section 11.1 and 11.2.

7.3 <u>Notification Regarding Disposition</u>. The Holder shall give the Company prompt notice of any disposition of shares of Common Stock acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the transfer of such shares to such Holder.

7.4 <u>Automatic Exercise upon Expiration</u>. Unless otherwise provided by the Administrator (in an Award Agreement or otherwise) or as otherwise directed by the Holder of the applicable Option in writing to the Company, each vested and exercisable Option granted hereunder and outstanding on the Automatic Exercise Date with an exercise price per share of Common Stock that is less than the Fair Market Value per share of Common Stock as of such date shall, automatically and without further action by the Holder of the Option or the Company, be exercised on the Automatic Exercise Date. In connection with such exercise, payment of the exercise price of any such Option and the applicable withholding taxes shall be made pursuant to Section 7.2, in a manner determined in the sole discretion of the Administrator in accordance with Sections 11.1 and 11.2. Unless otherwise determined by the Administrator, this Section 7.4 shall not apply to an Option if the Holder of the Option incurs a Termination of Service on or before the Automatic Exercise Date. For the avoidance of doubt, no Option with an exercise price per share of Common

Stock that is equal to or greater than the Fair Market Value per share of Common Stock on the Automatic Exercise Date shall be exercised pursuant to this Section 7.4.

ARTICLE 8.

AWARD OF RESTRICTED STOCK

8.1 <u>Award of Restricted Stock</u>.

(a) The Administrator is authorized to grant Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate.

(b) The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; <u>provided</u>, <u>however</u>, that such purchase price shall be no less than the par value of the Common Stock to be purchased, unless otherwise permitted by applicable state law. In all cases, legal consideration shall be required for each issuance of Restricted Stock.

8.2 <u>Rights as Stockholders</u>. Subject to Section 8.4, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said shares, subject to the restrictions in his or her Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; provided, that no dividends or dividend equivalents shall be payable (i) in respect of outstanding Restricted Stock unless and until the Holder vests in such underlying Restricted Stock; provided, further, that dividend equivalents may be accumulated in respect of unearned Awards and paid as soon as administratively practicable, but no more than 60 days, after such Awards are earned and become payable or distributable (and the right to any such accumulated dividends or dividend equivalents shall be forfeited upon the forfeiture of the Award to which such dividends or dividend equivalents relate) <u>provided</u>, <u>however</u>, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Common Stock shall be subject to the restrictions set forth in Section 8.3.

8.3 <u>Restrictions</u>. All shares of Restricted Stock (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of each individual Award Agreement, be subject to such restrictions and vesting requirements as the Administrator shall provide. Such restrictions may include, without limitation, restrictions concerning voting rights and transferability and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Administrator, including, without limitation, criteria based on the Holder's duration of employment, directorship or consultancy with the Company, the Performance Criteria, Company performance, individual performance or other criteria selected by the Administrator.



By action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the Award Agreement. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire.

8.4 Repurchase or Forfeiture of Restricted Stock. If no price was paid by the Holder for the Restricted Stock, upon a Termination of Service the Holder's rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration. If a price was paid by the Holder for the Restricted Stock, upon a Termination of Service the Company shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the Award Agreement. The Administrator in its sole discretion may provide that in the event of certain events, including a Change in Control, the Holder's death, retirement or disability or any other specified Termination of Service or any other event, the Holder's rights in unvested Restricted Stock shall not lapse, such Restricted Stock shall vest and, if applicable, the Company shall not have a right of repurchase.

8.5 Certificates for Restricted Stock. Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Administrator shall determine. Certificates or book entries evidencing shares of Restricted Stock must include an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, in its sole discretion, retain physical possession of any stock certificate until such time as all applicable restrictions lapse.

8.6 Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service.

ARTICLE 9.

AWARD OF PERFORMANCE AWARDS, DIVIDEND EQUIVALENTS, DEFERRED

STOCK, STOCK PAYMENTS, RESTRICTED STOCK UNITS AND OTHER AWARDS

9.1 Performance Awards.

(a) The Administrator is authorized to grant Performance Awards to any Eligible Individual and to determine whether such Performance Awards shall be Performance-Based Compensation. The value of Performance Awards may be linked to any one or more of the Performance Criteria or other specific criteria determined by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator shall consider (among such other factors as it deems relevant in light of the specific type of Award) the contributions, responsibilities and other compensation of the particular Eligible Individual. Performance Awards may be paid in cash, shares of Common Stock, or both, as determined by the Administrator.

(b) Without limiting Section 9.1(a), the Administrator may grant Performance Awards to any Eligible Individual in the form of a cash bonus payable upon the attainment of objective Performance Goals, or such other criteria, whether or not objective, which are established by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. Any such bonuses paid to a Holder which are intended to be Performance-Based Compensation shall be based upon objectively determinable bonus formulas established in accordance with the provisions of Article 5.

9.2 Dividend Equivalents.

(a) Dividend Equivalents may be granted by the Administrator based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date an Award is granted to a Holder and the date such Award vests, is exercised, is distributed or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator.

(b) Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights, unless otherwise determined by the Administrator. Notwithstanding the preceding sentence, no dividends or dividend equivalents shall be payable (i) in respect of outstanding Awards unless and until the Holder vests in such underlying Award; provided, further, that dividend equivalents may be accumulated in respect of unearned Awards and paid as soon as administratively practicable, but no more than 60 days, after such Awards are earned and become payable or distributable (and the right to any such accumulated dividends or dividend equivalents shall be forfeited upon the forfeiture of the Award to which such dividends or dividend equivalents relate).

9.3 Stock Payments. The Administrator is authorized to make Stock Payments to any Eligible Individual. The number or value of shares of any Stock Payment shall be determined by the Administrator and may be based upon one or more Performance Criteria or any other specific criteria, including service to the Company or any Subsidiary, determined by the Administrator. Stock Payments may, but are not required to, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to such Eligible Individual.

9.4 Deferred Stock. The Administrator is authorized to grant Deferred Stock to any Eligible Individual. The number of shares of Deferred Stock shall be determined by the Administrator and may be based on one or more Performance Criteria or other specific criteria, including service to the Company or any Subsidiary, as the Administrator determines, in each case on a specified date or dates or over any period or periods determined by the Administrator. Common Stock underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or other conditions or criteria set by the Administrator. Unless otherwise provided by the Administrator, a Holder of Deferred Stock shall have no rights as a Company stockholder with respect to such Deferred Stock until such time as the Award has vested and the Common Stock underlying the Award has been issued to the Holder.

9.5 Restricted Stock Units. The Administrator is authorized to grant Restricted Stock Units to any Eligible Individual. The number and terms and conditions of Restricted Stock Units shall be determined by the Administrator. The Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including conditions based on one or more Performance Criteria or other specific criteria, including service to the Company or any Subsidiary, in each case on a specified date or dates or over any period or periods, as the Administrator determines. The Administrator shall specify, or permit the Holder to elect, the conditions and dates upon which the shares of Common Stock underlying the Restricted Stock Units which shall be issued. On the distribution dates, the Company shall issue to the Holder one unrestricted, fully transferable share of Common Stock for each vested and nonforfeitable Restricted Stock Unit.

9.6 Other Awards. The Administrator is authorized to grant Other Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts as the Administrator shall from time to time determine. Each Other Award shall be evidenced by an Award Agreement, which shall set forth such terms and provisions of the Other Award that the Administrator determines to be consistent with the purpose of the Plan and the interests of the Company.

9.7 Term. The term of a Performance Award, Dividend Equivalent award, Deferred Stock award, Stock Payment award, Restricted Stock Unit award and/or Other Award shall be set by the Administrator in its sole discretion.

9.8 Exercise or Purchase Price. The Administrator may establish the exercise or purchase price of a Performance Award, shares of Deferred Stock, shares distributed as a Stock Payment award, shares distributed pursuant to a Restricted Stock Unit award or shares distributed pursuant to an Other Award; provided, however, that value of the consideration shall not be less than the par value of a share of Common Stock, unless otherwise permitted by applicable law.

9.9 Exercise upon Termination of Service. A Performance Award, Dividend Equivalent award, Deferred Stock award, Stock Payment award, Restricted Stock Unit award and/or Other Award is exercisable or distributable only while the Holder is an Employee, Director or Consultant, as applicable. The Administrator, however, in its sole discretion may provide that the Performance Award, Dividend Equivalent award, Deferred Stock award, Stock Payment award, Restricted Stock Unit award and/or Other Award may be exercised or distributed subsequent to a Termination of Service in certain events, including a Change in Control, the Holder's death, retirement or disability or any other specified Termination of Service.

ARTICLE 10.

AWARD OF STOCK APPRECIATION RIGHTS

10.1 Grant of Stock Appreciation Rights.

(a) The Administrator is authorized to grant Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine consistent with the Plan.

(b) A Stock Appreciation Right shall entitle the Holder (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the Stock Appreciation Right from the per share Fair Market Value on the date of exercise of the Stock Appreciation Right by the number of shares of Common Stock with respect to which the Stock Appreciation Right shall have been exercised, subject to any limitations the Administrator may impose. Except as described in (c) below, the exercise price per share of Common Stock subject to each Stock Appreciation Right shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value on the date the Stock Appreciation Right is granted, unless determined otherwise by the Administrator.

(c) Notwithstanding the foregoing provisions of Section 10.1(b) to the contrary, in the case of an Stock Appreciation Right that is a Substitute Award, the price per share of the shares subject to such Stock Appreciation Right may be less than the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Administrator) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.



10.2 Stock Appreciation Right Vesting.

(a) The Administrator shall determine the period during which a Holder shall vest in a Stock Appreciation Right and have the right to exercise such Stock Appreciation Right in whole or in part. Such vesting may be based on service with the Company or any Subsidiary, or any other criteria selected by the Administrator. At any time after grant of a Stock Appreciation Right, the Administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which a Stock Appreciation Right vests.

(b) No portion of a Stock Appreciation Right which is unexercisable at Termination of Service shall thereafter become exercisable, except as may be otherwise provided by the Administrator either in the Award Agreement or by action of the Administrator following the grant of the Stock Appreciation Right.

10.3 Manner of Exercise. All or a portion of an exercisable Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a) A written notice complying with the applicable rules established by the Administrator stating that the Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed by the Holder or other person then entitled to exercise the Stock Appreciation Right or such portion of the Stock Appreciation Right;

(b) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal, state or foreign securities laws or regulations. The Administrator may, in its sole discretion, also take whatever additional actions it deems appropriate to effect such compliance; and

(c) In the event that the Stock Appreciation Right shall be exercised pursuant to this Section 10.3 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Stock Appreciation Right.

10.4 Payment. Payment of the amount determined under Section 10.1(b) above shall be in cash, shares of Common Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.

10.5 Automatic Exercise upon Expiration. Unless otherwise provided by the Administrator (in an Award Agreement or otherwise) or as otherwise directed by the Holder of the applicable Stock Appreciation Right in writing to the Company, each vested and exercisable Stock Appreciation Right granted hereunder and outstanding on the Automatic Exercise Date with an exercise price per share of Common Stock that is less than the Fair Market Value per share of Common Stock as of such date shall, automatically and

without further action by the Holder of the Stock Appreciation Right or the Company, be exercised on the Automatic Exercise Date. In connection with such exercise, payment of the exercise price of any such Stock Appreciation Right and the applicable withholding taxes shall be made pursuant to Section 10.3, in a manner determined in the sole discretion of the Administrator in accordance with Sections 11.1 and 11.2. Unless otherwise determined by the Administrator, this Section 10.5 shall not apply to a Stock Appreciation Right if the Holder of the Stock Appreciation Right incurs a Termination of Service on or before the Automatic Exercise Date. For the avoidance of doubt, no Stock Appreciation Right with an exercise price per share of Common Stock that is equal to or greater than the Fair Market Value per share of Common Stock on the Automatic Exercise Date shall be exercised pursuant to this Section 10.5.

ARTICLE 11.

ADDITIONAL TERMS OF AWARDS

11.1 Payment. The Administrator shall determine the methods by which payments by any Holder with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) shares of Common Stock (including, in the case of payment of the exercise price of an Award, shares of Common Stock issuable pursuant to the exercise of the Award) or shares of Common Stock held for such period of time as may be required by the Administrator in order to avoid adverse accounting consequences, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a notice that the Holder has placed a market sell order with a broker with respect to shares of Common Stock then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required, provided, that payment of such proceeds is then made to the Company upon settlement of such sale, or (d) other form of legal consideration acceptable to the Administrator. The Administrator shall also determine the methods by which shares of Common Stock shall be delivered or deemed to be delivered to Holders. Notwithstanding any other provision of the Plan to the contrary, no Holder who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

11.2 Tax Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Holder's FICA or employment tax obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan. The Administrator may in its sole discretion and in satisfaction of the foregoing requirement withhold, or allow a Holder to elect to have the Company withhold shares of Common Stock otherwise issuable under an Award (or allow the surrender of shares of Common Stock). Unless determined otherwise by the Administrator, the number of shares of Common Stock which may be so withheld or surrendered shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase no greater than the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The Administrator shall determine the fair market value of the Common Stock, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

11.3 Transferability of Awards.

(a) Except as otherwise provided in Section 11.3(b):

(i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;

(ii) No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Holder or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence; and

(iii) During the lifetime of the Holder, only the Holder may exercise an Award (or any portion thereof) granted to him under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Holder, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by his personal representative or by any person empowered to do so under the deceased Holder's will or under the then applicable laws of descent and distribution.

(b) Notwithstanding Section 11.3(a), the Administrator, in its sole discretion, may determine to permit a Holder to transfer an Award other than an Incentive Stock Option to any one or more Permitted Transferees (as defined below), subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award); and (iii) the Holder and the Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal, state and foreign securities laws and (C) evidence the transfer. For purposes of this Section 11.3(b), "Permitted Transferee" shall mean, with respect to a Holder, any "family member" of the Holder, as defined under the instructions to use of the Form S-8 Registration Statement under the Securities Act, or any other transferee specifically approved by the Administrator after taking into account any state, federal, local or foreign tax and securities laws applicable to transferable Awards.

(c) Notwithstanding Section 11.3(a), a Holder may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Holder and to receive any distribution with respect to any Award upon the Holder's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Holder, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Holder is married or a domestic partner in a domestic partnership qualified under applicable law and resides in a community property state, a designation of a person other than the Holder's spouse or domestic partner, as applicable, as his or her beneficiary with respect to more than 50% of the Holder's interest in the Award shall not be effective without the prior written consent of the Holder's spouse or domestic partner. If no beneficiary has been designated or survives the Holder, payment shall be made to the person entitled thereto pursuant to the Holder's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time provided the change or revocation is filed with the Administrator prior to the Holder's death.

11.4 Conditions to Issuance of Shares.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing shares of Common Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance of such shares is in compliance



with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Common Stock are listed or traded, and the shares of Common Stock are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Board may require that a Holder make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements.

(b) All Common Stock certificates delivered pursuant to the Plan and all shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state, or foreign securities or other laws, rules and regulations and the rules of any securities exchange or automated quotation system on which the Common Stock is listed, quoted, or traded. The Administrator may place legends on any Common Stock certificate or book entry to reference restrictions applicable to the Common Stock.

(c) The Administrator shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.

(d) No fractional shares of Common Stock shall be issued and the Administrator shall determine, in its sole discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding down.

(e) Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by any applicable law, rule or regulation, the Company shall not deliver to any Holder certificates evidencing shares of Common Stock issued in connection with any Award and instead such shares of Common Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

11.5 Clawback / Forfeiture Provisions. Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Administrator shall have the right to provide, in the terms of Awards made under the Plan, or to require a Holder to agree by separate written instrument, that: (a)(i) any proceeds, gains or other economic benefit actually or constructively received by the Holder upon any receipt or exercise of the Award, or upon the receipt or resale of any Common Stock underlying the Award, must be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (b)(i) a Termination of Service occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (ii) the Holder at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company as further defined by the Administrator (including, without limitation, committing fraud or conduct contributing to any financial restatements or irregularities, or violating a non-competition, non-solicitation, non-disparagement or non-disclosure covenant or agreement with the Company or any Affiliate, as determined by the Administrator), or (iii) the Holder incurs a Termination of Service for "cause" (as such term is defined in the sole discretion of the Administrator, or as set forth in a written agreement relating to such Award between the Company and the Holder). The Administrator may also provide in an Award Agreement that if the Holder receives any amount in excess of what the Holder should have received under the terms of the Award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), all as determined by the Administrator, then the Holder shall be required to promptly repay any such excess amount to the Company. To the extent required by applicable law and/or the rules and regulations of the securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, or if so required pursuant to a separate written instrument or written policy adopted by the Company, Awards shall be subject (including on a retroactive basis) to clawback, forfeiture or similar requirements (and such requirements shall be deemed incorporated by reference into all outstanding Award Agreements).

11.6 Repricing. Except as otherwise permitted under Section 14.2, if (i) the Administrator reduces the exercise price of any Option or Stock Appreciation Right, (ii) the Administrator cancels any outstanding Option or Stock Appreciation Right and substitutes or replaces it with a new Option or Stock Appreciation Right with a lower exercise price or other Award or cash in a manner which would either (A) be reportable on the Company's proxy statement or Form 10-K (if applicable) as Options which have been "repriced" (as such term is used in Item 402 of Regulation S-K promulgated under the Exchange Act), or (B) result in any "repricing" for financial statement reporting purposes (or otherwise cause the Award to fail to qualify for equity accounting treatment) or (iii) the Administrator takes any other action which is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation service on which the Common Stock is listed or quoted, then, in the case of the immediately preceding clauses (i) through (iii), any such action shall not be effective without stockholder approval.

ARTICLE 12.

NON-EMPLOYEE DIRECTOR AWARDS

12.1 Non-Employee Director Awards. The Board may grant Awards to Non-Employee Directors, subject to the limitations of the Plan, pursuant to a written non-discretionary formula established by the Committee, or any successor committee thereto carrying out its responsibilities on the date of grant of any such Award (the "Non-Employee Director Equity Compensation Policy"). The Non-Employee Director Equity Compensation Policy shall set forth the type of Award(s) to be granted to Non-Employee Directors, the number of shares of Common Stock to be subject to Non-Employee Director Awards, the conditions on which such Awards shall be granted, become exercisable and/or payable and expire, and such other terms and conditions as the Committee (or such other successor committee as described above) shall determine in its discretion.

ARTICLE 13.

ADMINISTRATION

13.1 Administrator. The Committee (or another committee or a subcommittee of the Board assuming the functions of the Committee under the Plan) shall administer the Plan (except as otherwise permitted herein) and shall consist solely of two or more Non-Employee Directors appointed by and holding office at the pleasure of the Board, each of whom is intended to qualify as both a "non-employee director" as defined by Rule 16b-3 of the Exchange Act or any successor rule, an "outside director" for purposes of Section 162(m) of the Code and an "independent director" under the rules of the NASDAQ Stock Market (or other principal securities market on which shares of Common Stock are traded); provided, that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 13.l or otherwise provided in any charter of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and (b) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 13.6.

13.2 Duties and Powers of Committee. It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with its provisions. The Committee shall have the power to interpret the Plan and each Award Agreement, and to adopt such rules for the administration, interpretation and application of the Plan as are not inconsistent therewith, to interpret, amend or revoke any such rules and to amend any Award Agreement provided that the rights or obligations of the Holder of the Award that is the subject of any such Award Agreement are not affected adversely by such amendment, unless the consent of the Holder is obtained or such amendment is otherwise permitted under Section 14.10. Any such grant or award under the Plan need not be the same with respect to each Holder. Any such interpretations and rules with respect to Incentive Stock Options shall be consistent with the provisions of Section 422

of the Code. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee.

13.3 Action by the Committee. Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company or the Committee to assist in the administration of the Plan.

13.4 Authority of Administrator. Subject to any specific designation in the Plan, the Administrator has the exclusive power, authority and sole discretion to:

(a) Designate Eligible Individuals to receive Awards;

(b) Determine the type or types of Awards to be granted to each Holder;

(c) Determine the number of Awards to be granted and the number of shares of Common Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Common Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Holder;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;



(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

The Administrator shall not be obligated to exercise any of its powers and authority under the Plan or under any Award Agreement, but may do so in its sole discretion at any time or from time to time.

13.5 <u>Decisions Binding</u>. The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

13.6 <u>Limitations on Liability</u>. Neither the Administrator nor any member of the Board, the Committee or any employee or agent of the Company shall be liable for any action, determination or interpretation taken or made, or omitted to be taken or made, under or with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission). The duties and obligations of the Company, the Administrator and each member of the Committee shall be determined only with reference to the Plan, and no implied duties or obligations shall be read into the Plan or any Award Agreement on the part of the Company, the Administrator or any member of the Board or the Committee.

13.7 <u>Delegation of Authority</u>. To the extent permitted by applicable law, the Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards; <u>provided</u>, <u>however</u>, that in no event shall an officer be delegated the authority to grant awards to, or amend awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation, and the Board may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 13.6 shall serve in such capacity at the pleasure of the Board and the Committee.

13.8 <u>Actions by the Board</u>. Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to the applicable rules of the NASDAQ Stock Market (or other principal securities market on which shares of Common Stock are traded). In any such case, the Board shall have all the authority granted to the Committee under the Plan.

ARTICLE 14.

MISCELLANEOUS PROVISIONS

14.1 <u>Amendment, Suspension or Termination of the Plan</u>.

(a) Except as otherwise provided in this Section 14.1, the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board. However, no such amendment, modification, suspension or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation service on which the shares of Common Stock may be listed or quoted or for changes in GAAP to new accounting standards, or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code). Further, without approval of the Company's stockholders given within twelve (12) months before or after the action by the Administrator, no action of the Administrator may, except as provided in Section 14.2, increase the limits imposed in Section 3.1 on the maximum number of shares which may be issued under the Plan. Except as provided in Section 14.10, any amendment, modification, suspension or termination of the Plan that would materially and adversely affect the rights or obligations of any Holder of any Award theretofore granted or awarded shall not to that extent be effective without the consent of the affected Holder, unless the Award itself otherwise expressly so provides or unless the Administrator determines that such amendment, modification, suspension or termination either is required or advisable in order for the Company, the Plan or the Award to satisfy any applicable law or regulation. Notwithstanding the foregoing, no amendment shall be made to Section 11.6 without stockholder approval.

(b) No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and in no event may any Award be granted under the Plan after the tenth (10th) anniversary of the Effective Date.

(c) Except as set forth in Section 11.6, the Administrator may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Holder's termination of employment or service with the Company); <u>provided</u> that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Holder with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Holder unless the Committee determines that such either is required or advisable in order for the Company, the Plan or the Award to satisfy any applicable law or regulation.

14.2 Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company's stock or the share price of the Company's stock other than an Equity Restructuring, the Administrator may make equitable adjustments, if any, to reflect such change with respect to (i) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 on the maximum number and kind of shares which may be issued under the Plan); (ii) the number and kind of shares of Common Stock (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

(b) In the event of any transaction or event described in Section 14.2(a) or any unusual or nonrecurring transactions or events affecting the Company, any Affiliate of the Company, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations or accounting principles, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Holder's request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles.

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Holder's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 14.2 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected

by the Administrator in its sole discretion having an aggregate value not exceeding the amount that could have been attained upon the exercise of such Award or realization of the Holder's rights had such Award been currently exercisable or payable or fully vested;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of shares of the Company's stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Deferred Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 14.2(a) and 14.2(b):

(i) The number and type of securities subject to each outstanding Award and/or the exercise price or grant price thereof, if applicable, shall be equitably adjusted in such manner as the Administrator may deem equitable. The adjustments provided under this Section 14.2(c) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company.
(ii) The Administrator shall make such equitable adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 on the maximum number and kind of shares which may be issued under the Plan).

(d) Notwithstanding any other provision of the Plan, but subject to Section 14.2(e), in the event of a Change in Control, each outstanding Award shall be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation.



(e) In the event that the successor corporation in a Change in Control refuses to assume or substitute for an Award upon a Change in Control, such Award shall become fully vested and, if applicable, exercisable and all forfeiture restrictions on such Award shall lapse, in each case, as of immediately prior to the consummation of such Change in Control. If an Award is exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Holder that the Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, contingent upon the occurrence of the Change in Control, and the Award shall terminate upon the expiration of such period.

(f) The Administrator may, in its sole discretion, include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(g) With respect to Awards which are granted to Covered Employees and are intended to qualify as Performance-Based Compensation, no adjustment or action described in this Section 14.2 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause such Award to fail to so qualify as Performance-Based Compensation, unless the Administrator determines that the Award should not so qualify. No adjustment or action described in this Section 14.2 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to violate Section 422(b)(1) of the Code. Furthermore, no such adjustment or action shall be authorized to the extent such adjustment or action would result in short-swing profits liability under Section 16 or violate the exemptive conditions of Rule 16b-3 unless the Administrator determines that the Award is not to comply with such exemptive conditions.

(h) The existence of the Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(i) No action shall be taken under this Section 14.2 which shall cause an Award to fail to comply with Section 409A of the Code or the Treasury Regulations thereunder, to the extent applicable to such Award.

(j) In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Equity Restructuring, for reasons of administrative convenience, the Company in its sole discretion may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.

14.3 Approval of Plan by Stockholders.

(a) The Plan will be submitted for the approval of the Company's stockholders within twelve (12) months of the date of the Board's initial adoption of the Plan. Awards may be granted or awarded prior to such stockholder approval, provided that such Awards shall not be exercisable, shall not vest and the restrictions thereon shall not lapse and no shares of Common Stock shall be issued pursuant thereto prior to the time when the Plan is approved by the stockholders, and provided further that if such approval has not been obtained at the end of said twelve (12) month period, all Awards previously granted or awarded under the Plan shall thereupon be canceled and become null and void.

(b) Following the initial stockholder approval referenced in Section 14.3(a), the Administrator may, for purposes of exempting certain Awards from the deduction limitations of Section 162(m) of the Code, submit the provisions of the Plan regarding Performance Awards for re-approval by the stockholders of the Company every five years in accordance with applicable Treasury Regulations. Nothing in this subsection, however, shall affect the validity of Awards granted after such time if such stockholder approval has not been obtained.

14.4 No Stockholders Rights. Except as otherwise provided herein, a Holder shall have none of the rights of a stockholder with respect to shares of Common Stock covered by any Award until the Holder becomes the record owner of such shares of Common Stock.

14.5 Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Holder may be permitted through the use of such an automated system.

14.6 Effect of Plan upon Other Compensation Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

14.7 Compliance with Laws.

(a) The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of shares of Common Stock and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state, federal and foreign securities law and margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

(b) The Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to and in compliance with the terms of an available exemption. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the U.S. Federal securities laws, or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission, any securities exchange or inter-dealer quotation service upon which such shares or other securities of the Company are then listed or quoted and any other applicable Federal, state, local or non-U.S. laws, rules, regulations and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates of Common Stock or other securities of the Company or any Affiliate

delivered under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of the Company or any Affiliate delivered under the Plan in book-entry form to be held subject to the Company's instructions or subject to appropriate stop-transfer orders.

(c) The Committee may cancel an Award or any portion thereof if it determines that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company's acquisition of shares of Common Stock from the public markets, the Company's issuance of Common Stock to the Holder, the Holder's acquisition of Common Stock from the Company and/or the Holder's sale of Common Stock to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless prevented by applicable laws, the Company shall pay to the Holder an amount equal to the excess of (A) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate exercise price or any amount payable as a condition of delivery of shares of Common Stock (in the case of any other Award). Such amount shall be delivered to the Holder as soon as practicable following the cancellation of such Award or portion thereof.

14.8 Titles and Headings, References to Sections of the Code or Exchange Act. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.

14.9 Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof.

14.10 Section 409A.

(a) It is intended that this Plan comply with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Holder is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Holder in connection with this Plan, including any taxes and penalties under Section 409A of the Code, and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Holder or any beneficiary harmless from such taxes or penalties.



(b) Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

(c) With respect to any Award that is considered "deferred compensation" subject to Section 409A of the Code, references in the Plan to "termination of employment" (and substantially similar phrases) shall mean "separation from service" within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

(d) Notwithstanding anything in the Plan to the contrary, if a Holder is a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments or deliveries in respect of any Awards that are "deferred compensation" subject to Section 409A of the Code shall be made to such Holder prior to the date that is six months after the date of such Holder's "separation from service" or, if earlier, the Holder's date of death. All such delayed payments or deliveries will be paid or delivered (without interest) in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

14.11 No Representations or Covenants with respect to Tax Qualification. Although the Company may endeavor to (i) qualify an Award for favorable U.S. or non-U.S. tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Holders of Awards under the Plan.

14.12 Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company.

14.13 No Rights to Awards; No Right to Uniform Treatment. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Holders or any other persons uniformly.

14.14 Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Holder pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Holder any rights that are greater than those of a general creditor of the Company or any Subsidiary.

14.15 Indemnification. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

14.16 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

14.17 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

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I hereby certify that the foregoing Plan was duly adopted by the Board of Directors of Spirit Airlines, Inc. on December 17, 2014, and reflects all approved modifications through March 17, 2015.

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I hereby certify that the foregoing Plan was approved by the stockholders of Spirit Airlines, Inc. on June 16, 2015.

Executed on this 16th day of June, 2015.

/s/ Thomas Canfield

Corporate Secretary